UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 5, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on Economic and Financial Analysis

2Q22

bradesco

Table of Contents

Managerial Analysis of Results

bradesco

2Q22 Highlights

Recurring Net Income

R$7.041 billion

+11.4% in 12 months (2Q22 vs. 2Q21)

+3.2% in the quarter (2Q22 vs. 1Q22)

Quarterly ROAE **18.1%**

Quarterly ER **42.4%**

Improvement of

0.5 p.p. In 12 months (ROAE)

3.4 p.p. In 12 months (ER)

R$2.4 bi of Interest on Shareholders' Equity in the 2Q22, of which **R$2.0 bi** were of Intermediary Interest on Shareholders' Equity (paid on June 30, 2022)

Operating Income **R$10.4 billion** **+8.7%** in 12 months

Total Ratio Basel **15.6%**

Income from Insurance, Pension Plans and Capitalization Bonds

R$3.7 bi **+135.5%** in 12 months **+12.8%** in the quarter

Fee and Commission Income

R$9.0 bi **+6.7%** in 12 months **+4.2%** in the quarter

Client NII

R$16.9 bi **+25.8%** in 12 months **+7.1%** in the quarter

The **Spread** continues to improve, reaching **10.0%** in the 2Q22

Operating Expenses

R$11.5 bi **+4.9%** in 12 months **-1.5%** in the quarter

Expanded Loan Portfolio

R$855.4 bi **+17.7%** in 12 months **+2.5%** in the quarter

Individuals **R$341.6 bi** **+19.6%** in 12 months **+3.1%** in the quarter

Companies **R$513.8 bi** **+16.6%** in 12 months **+2.1%** in the quarter

Recurring Net Income

R$ million


6,462
6,542
6,645
3,753
3,873
5,031
6,801
6,515
6,319
6,767
6,613
6,821
7,041
2Q19
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q

Increase of 11% in 12 months and 8% in the half, with accumulated profitability of 18%

We achieved a recurring net income of R$7 billion in the second quarter of 2022, 11% higher than the same period last year, reflecting the performance of the Client NII, fee and commission income, operations from insurance, and operating expenses control. We have evolved and become every new cycle, reaffirming our aim of creating opportunities even in a challenging scenario, with inflation at high levels, increased interest rates and geopolitical conflicts.

We reiterate our vocation to serve – demonstrating that "Between you and me, you will always be first" – and we continue to work on customized solutions to meet clients' needs and expectations, in order to provide a convenient, fast and secure banking experience.

Our client base continues to grow and reached the mark of 75.5 million (+6% vs. 2Q21). Digital operations are becoming increasingly relevant on a daily basis – representing 98% of total transactions - with 12 million clients from next, 8 million from Bitz and 4 million from Digio.

We have a complete platform of digital services, which guarantees practicality, autonomy and security for clients. As a result, Digital Channels accounted for more than 33% of the credits granted, reaching the R$28 billion mark (+40% vs. 2Q21).

The expanded loan portfolio reached R$855 billion (+18% vs. 2Q21), with emphasis on the operations from Individuals, mainly in credit card products and personal/payroll-deductible loans. In line with this evolution and in a movement already expected (given the portfolio mix, which has more profitable operations, and the high interest/inflation), ALL expenses and default rates also showed growth. The quality of the portfolio continues at normal and profitable levels, maintaining good coverage ratios.

In the quarter, our Client NII reached R$16.9 billion, with growth in all periods – with improvement in the spread since 3Q21. We remained with consistent service delivery revenues and at the highest historical levels. Operations from insurance also continue to rise, with a solid result of R$3.7 billion (+136% vs. 2Q21) and quarterly ROAE of 20.9%, favored by the growth of revenues (+19% vs. 2Q21) and by the financing income.

The operating expenses remained stable in the quarter and grew by 4.9% in 12 months, below the accumulated inflation for the period – IPCA 11.9% and IGP-M 10.7%.

We reinforce our purpose and performance in Sustainable Business and Climate Agenda, being internationally recognized, with two cases highlighted as a reference for good practices in financing for the transition from a low carbon economy in the recommendations report of the GFANZ (Glasgow Financial Alliance for Net-Zero), an alliance that brings together companies committed to being Net-Zero. With this recognition, we have strengthened our work for the sustainable development of companies and society.

Throughout this report we will present our main results and details on our performance.

Enjoy the reading!

Main Information

R$ million (unless otherwise stated)	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22	2Q22 x 2Q21	1H22 x 1H21
\\ Recurring Income Statement								
Recurring Net Income [1]	7,041	6,821	6,319	13,862	12,834	3.2	11.4	8.0
Book Net Income	7,075	7,009	5,974	14,084	12,127	0.9	18.4	16.1
Operating Income	10,350	10,342	9,519	20,692	19,287	0.1	8.7	7.3
Net Interest Income	16,361	17,061	15,738	33,422	31,316	(4.1)	4.0	6.7
Expanded ALL	(5,313)	(4,836)	(3,487)	(10,149)	(7,394)	9.9	52.4	37.3
Fee and Commission Income	8,976	8,611	8,412	17,587	16,479	4.2	6.7	6.7
Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income)	(11,530)	(11,702)	(10,990)	(23,232)	(22,194)	(1.5)	4.9	4.7
Income from Insurance, Pension Plans and Capitalization Bonds	3,707	3,286	1,574	6,993	4,711	12.8	135.5	48.4
\\ Statement of Financial Position								
Total Assets	1,757,780	1,724,422	1,672,753	1,757,780	1,672,753	1.9	5.1	5.1
Loans - Expanded Loan Portfolio	855,381	834,451	726,453	855,381	726,453	2.5	17.7	17.7
- Individuals	341,557	331,404	285,620	341,557	285,620	3.1	19.6	19.6
- Companies	513,824	503,047	440,833	513,824	440,833	2.1	16.6	16.6
Shareholders' Equity	152,704	151,099	146,488	152,704	146,488	1.1	4.2	4.2
Assets under Management	2,655,562	2,633,530	2,593,201	2,655,562	2,593,201	0.8	2.4	2.4
\\ Capital and Liquidity - %								
Total Ratio	15.6	15.7	16.0	15.6	16.0	(0.1) p.p.	(0.4) p.p.	(0.4) p.p.
Tier I Capital	13.3	13.7	14.1	13.3	14.1	(0.4) p.p.	(0.8) p.p.	(0.8) p.p.
Liquidity Coverage Ratio (LCR)	168.5	137.4	156.0	168.5	156.0	31.1 p.p.	12.5 p.p.	12.5 p.p.
Net Stable Funding Ratio (NSFR)	119.7	118.1	116.1	119.7	116.1	1.6 p.p.	3.6 p.p.	3.6 p.p.
\\ Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [2]	18.1	18.0	17.6	18.0	18.2	0.1 p.p.	0.5 p.p.	(0.2) p.p.
Annualized Return on Average Assets (ROAA)	1.6	1.6	1.5	1.6	1.5	-	0.1 p.p.	0.1 p.p.
Efficiency Ratio (ER) [3]	42.4	43.5	45.8	44.7	45.7	(1.1) p.p.	(3.4) p.p.	(1.0) p.p.
\\ Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [4]	2.56	2.49	2.31	2.56	2.31	2.7	10.4	10.4
Market Capitalization [5]	168,272	196,132	231,006	168,272	231,006	(14.2)	(27.2)	(27.2)
Dividends/Interest on Shareholders' Equity	2,053	1,998	3,340	4,051	5,093	2.7	(38.5)	(20.5)
Price/Earnings Ratio [6]	6.2	7.4	9.4	6.2	9.4	(16.5)	(34.0)	(34.0)
Price to Book Ratio	1.1	1.3	1.6	1.1	1.6	(15.4)	(31.3)	(31.3)
Dividend Yield - % [7] [8]	6.5	4.5	2.4	6.5	2.4	2.0 p.p.	4.1 p.p.	4.1 p.p.
\\ Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	3.5	3.2	2.5	3.5	2.5	0.3 p.p.	1.0 p.p.	1.0 p.p.
Delinquency Ratio (over 60 days)	4.4	4.0	3.1	4.4	3.1	0.4 p.p.	1.3 p.p.	1.3 p.p.
NPL Creation - 90 days	1.1	1.2	0.8	1.1	0.8	(0.1) p.p.	0.3 p.p.	0.3 p.p.
Coverage Ratio (> 90 days)	218.1	235.4	324.7	218.1	324.7	(17.3) p.p.	(106.6) p.p.	(106.6) p.p.
Coverage Ratio (> 60 days)	176.5	189.3	263.2	176.5	263.2	(12.8) p.p.	(86.7) p.p.	(86.7) p.p.

(1) According to the non-recurring events described on page 09 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For 1H22 / 1H21, it considers the cumulative index in 12 months; **(4)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(5)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(6)** Recurring net income in 12 months; **(7)** Source: Economatica; and **(8)** Calculated by the share with the highest liquidity.

Recurring Income Statement

For a better understanding, comparability and analysis of results, we present the Statement of Recurrent Income, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22	2Q22 x 2Q21	1H22 x 1H21
\\ Net Interest Income	**16,361**	**17,061**	**15,738**	**33,422**	**31,316**	**(4.1)**	**4.0**	**6.7**
- Client NII	16,947	15,818	13,471	32,766	26,696	7.1	25.8	22.7
- Market NII	(587)	1,243	2,267	656	4,620	-	-	(85.8)
\\ Expanded ALL	**(5,313)**	**(4,836)**	**(3,487)**	**(10,149)**	**(7,394)**	**9.9**	**52.4**	**37.3**
\\ Gross Income from Financial Intermediation	**11,048**	**12,225**	**12,251**	**23,273**	**23,922**	**(9.6)**	**(9.8)**	**(2.7)**
Income from Insurance, Pension Plans and Capitalization Bonds	3,707	3,286	1,574	6,993	4,711	12.8	135.5	48.4
Fee and Commission Income	8,976	8,611	8,412	17,587	16,479	4.2	6.7	6.7
Operating Expenses	(11,530)	(11,702)	(10,990)	(23,232)	(22,194)	(1.5)	4.9	4.7
Personnel Expenses	(5,718)	(5,501)	(5,120)	(11,219)	(10,189)	3.9	11.7	10.1
Other Administrative Expenses	(5,344)	(5,083)	(5,012)	(10,427)	(9,824)	5.1	6.6	6.1
Other Income / (Operating Expenses)	(468)	(1,118)	(858)	(1,586)	(2,181)	(58.1)	(45.4)	(27.3)
Tax Expenses	(1,930)	(2,100)	(1,763)	(4,030)	(3,696)	(8.1)	9.5	9.0
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	79	22	35	101	65	259.1	125.7	55.4
\\ Operating Income	**10,350**	**10,342**	**9,519**	**20,692**	**19,287**	**0.1**	**8.7**	**7.3**
Non-Operating Income	13	1	(81)	14	(170)	-	(116.0)	(108.2)
Income Tax / Social Contribution	(3,229)	(3,456)	(3,058)	(6,685)	(6,154)	(6.6)	5.6	8.6
Non-controlling interests in subsidiaries	(93)	(66)	(61)	(159)	(129)	40.9	52.5	23.3
\\ Recurring Net Income	**7,041**	**6,821**	**6,319**	**13,862**	**12,834**	**3.2**	**11.4**	**8.0**

Main non-recurring events

R$ million	2Q22	1Q22	2Q21	1H22	1H21
\\ Recurring Net Income	**7,041**	**6,821**	**6,319**	**13,862**	**12,834**
\\ Non-Recurring Events	**34**	**188**	**(345)**	**222**	**(707)**
Goodwill Amortization (Gross)	(43)	(42)	(345)	(85)	(701)
Demutualization of the CIP (Interbank Payments Clearing House) investment	-	231	-	231	-
Other [1]	77	-	-	77	(6)
\\ Book Net Income	**7,075**	**7,009**	**5,974**	**14,084**	**12,127**

(1) Basically, it contemplates the disposal of investment by Merchant E-Solutions Inc. made by Cielo.

Summarized Analysis of Recurring Net Income

Recurring Net Income, Returns and Efficiency

The net income reached R$7 billion in the second quarter (+11% vs. 2Q21), with profitability of 18%. The performance over previous periods is a result of the performance of the Client NII, fee and commission income and income from insurance, which in the aggregate absorbed the impact of the higher ALL expenses and the reduction in the market NII, highlighting the balance and diversification of financing and insurance activities.

A strong recovery in the income from insurance, which grew above two digits in 12 months, is noted, returning to pre-pandemic levels.

Efficiency improved both in the quarter and in the accrued for 12 months as a direct result of revenue growth, which was higher than the increase in operating expenses. The movement of operating expenses is related to the increase in the volume of turnover, investments in the valuation of the brand with advertising and publicity and the expansion of our digital businesses.

The risk-adjusted ER (accrued and quarterly) increased due to higher ALL expenses, in a movement already expected due to the growth of our loan portfolio, the product mix and the highest interest.


Recurring Net Income
R$ million
3,873
6,319
6,767
6,613
6,821
7,041
35.1
10.4
22.8
22.9
23.5
25.6
64.9
89.6
77.2
77.1
76.5
74.4
2Q20
2Q21
3Q
4Q
1Q22
2Q
Banking Activities %
Insurance Activities %


ROAE Quarterly and Accrued
%
11.8
18.2
18.3
18.1
18.0
18.0
11.9
17.6
18.6
17.5
18.0
18.1
2Q20
2Q21
3Q
4Q
1Q22
2Q
ROAE - Quartely
ROAE - Accrued


ER / Risk-Adjusted ER
%
78.1
70.5
63.4
60.3
60.6
59.0
62.5
60.7
61.5
60.9
61.9
61.3
47.8
45.7
45.4
46.0
45.6
44.7
44.0
45.8
46.0
46.9
43.5
42.4
2Q20
2Q21
3Q
4Q
1Q22
2Q
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

Net Interest Income

Evolution of the Client NII, with a spread of 10.0% in the 2Q22

R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22		2Q22 x 2Q21		1H22 x 1H21	
						R$	%	R$	%	R$	%
\\ Net Interest Income	**16,361**	**17,061**	**15,738**	**33,422**	**31,316**	**(700)**	**(4.1)**	**623**	**4.0**	**2,106**	**6.7**
\\ Client NII [(1)]	**16,947**	**15,818**	**13,471**	**32,766**	**26,696**	**1,129**	**7.1**	**3,476**	**25.8**	**6,070**	**22.7**
Average Balance	702,799	683,588	624,710	693,193	617,144	445		1,684		3,290	
Average Rate	10.0%	9.7%	8.9%	9.8%	8.9%	685		1,792		2,780	
\\ Market NII [(2)]	**(587)**	**1,243**	**2,267**	**656**	**4,620**	**(1,829)**	**(147.2)**	**(2,854)**	**(125.9)**	**(3,964)**	**(85.8)**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client NII - Indicators

R$ million



8.9
9.0
9.1
9.7
10.0
6.6
6.8
6.4
6.7
6.8
13,471
14,054
14,779
15,818
16,947
3,487
3,358
4,283
4,836
5,313
9,984
10,696
10,496
10,982
11,634
2Q21
3Q
4Q
1Q22
2Q
Net Margin
Expanded ALL
Gross NIM %
Net NIM %

Change in the Client NII

R$ million



15,818
371
472
130
156
16,947
1Q22
Average Volume
Spread
Products Mix
Number of Days
2Q22

Product Mix – Individuals %



June22
25.2
23.6
18.5
16.2
10.3
6.2
Mar22
25.5
23.7
17.8
16.1
10.3
6.6
2021
26.2
24.2
17.1
15.4
10.2
6.8
2020
26.8
22.7
16.2
16.0
11.3
7.0
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others

The client NII, as well as the average rate of the portfolio, continue to show continuous growth, with a 7.1% increase in the portion and +0.3 p.p. in the average rate in comparison to the previous quarter and +1.1 p.p. in comparison to 2Q21. The largest spreads of the margin of liabilities and loan operations, the increase in portfolio volume, which has a more profitable product mix, related to the growth of the Individual's portfolios (credit card, personal loan, payroll-deductible loan and vehicle financing). The net NIM also continues to evolve, even with the increase in ALL expenses.

In the 1H22, we presented a growth of 22.7% in comparison to the same period of the previous year, which was driven by an increase in the average volume of credit, higher margins of liabilities and an increase in the origination of products with better margins.

Market NII

The reduction observed follows this year's trend regarding the effect of the increase of the CDI in the ALM strategies, partially offset by the higher result of the own working capital.

Loan Portfolio

Steady growth in credit

Bacen Portfolio vs. Expanded Portfolio

R$ million	June22	Mar22	June21	Quartely	12 months
Individuals	337,916	327,961	282,192	3.0	19.7
Companies	294,863	290,863	264,329	1.4	11.6
\\ Loan Portfolio - Bacen	**632,779**	**618,824**	**546,521**	**2.3**	**15.8**
Sureties and Guarantees	91,363	88,616	78,346	3.1	16.6
Securities [1]	96,657	95,657	77,873	1.0	24.1
Other	34,582	31,353	23,713	10.3	45.8
\\ Expanded Loan Portfolio	**855,381**	**834,451**	**726,453**	**2.5**	**17.7**
\\ Companies	**513,824**	**503,047**	**440,833**	**2.1**	**16.6**
Large Corporates	343,119	335,441	292,995	2.3	17.1
Micro, Small and Medium-Sized Enterprises	170,705	167,606	147,838	1.8	15.5
\\ Individuals	**341,557**	**331,404**	**285,620**	**3.1**	**19.6**
	Without exchange variation			**1.9**	**17.4**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

Growth in virtually all products (for Individuals and Companies) compared to the previous 12 months, with a highlight to credit card operations, personal loans, working capital, CDC (consumer financing lines), real estate financing, and rural loans.

Our average daily origination evolved by 14% (in 12 months) due to the good performance of the operations with companies, a reflection of the constant innovations in the journey of purchasing loans, mainly through digital channels.

Of the total credits released in the second half of 2022 (R$85 billion), **33% or R$28 billion** were through digital channels, with emphasis on payroll-deductible loans in the Individual segment.

This is a **40%** growth compared to the R$20 billion in the 2Q21.

Loan Portfolio variation – Bacen


R$ million
618,824
9,954
2,850
1,150
632,779
Mar22
Individuals
SMEs
Large Corporates
June22

June 22 vs. March 2022

June 2022 vs. June 2021


R$ million
546,521
55,724
19,322
11,212
632,779
June21
Individuals
SMEs
Large Corporates
June22

Loan Portfolio

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	June22	Mar22	June21	Quarter	12 months
\\ Individuals	**341,557**	**331,404**	**285,620**	**3.1**	**19.6**
Consumer Financing	**239,938**	**230,857**	**197,618**	**3.9**	**21.4**
Payroll-deductible Loans	86,078	84,587	78,425	1.8	9.8
Credit Card	63,224	59,061	43,173	7.0	46.4
Personal Loans	55,500	53,251	45,919	4.2	20.9
CDC / Vehicle Leasing	35,135	33,958	30,102	3.5	16.7
Real Estate Financing	**80,474**	**78,614**	**68,668**	**2.4**	**17.2**
Other Products	**21,144**	**21,933**	**19,333**	**(3.6)**	**9.4**
Rural Loans	12,053	12,960	10,979	(7.0)	9.8
Other	9,092	8,973	8,354	1.3	8.8
\\ Companies	**513,824**	**503,047**	**440,833**	**2.1**	**16.6**
Working Capital	149,409	147,710	129,726	1.2	15.2
Foreign Trade Finance	57,189	60,365	61,613	(5.3)	(7.2)
Real Estate Financing	18,231	17,504	16,851	4.2	8.2
BNDES/Finame Onlendings	15,668	15,485	15,822	1.2	(1.0)
CDC / Leasing	25,101	23,897	18,921	5.0	32.7
Rural Loans	22,515	20,236	17,042	11.3	32.1
Sureties and Guarantees	90,680	88,038	77,429	3.0	17.1
Securities	96,657	95,657	77,873	1.0	24.1
Other	38,374	34,155	25,557	12.4	50.2
\\ Expanded Loan Portfolio (1)	**855,381**	**834,451**	**726,453**	**2.5**	**17.7**
Real	803,652	784,750	677,534	2.4	18.6
Foreign Currency	51,729	49,701	48,919	4.1	5.7

(1) In June 2022, we performed management relocations of products due to the improvement of processes, including prior periods.

Portfolio Mix
%



44.3
19.1
36.6
2018
44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
40.1
20.0
39.9
June22
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Representativeness keeps growing in the segments of Individuals and Micro, Small and Medium-sized Enterprises, which are operations with the highest profitability.

Loan Portfolio

Real Estate Financing

Portfolio
R$ million


Total ▲ 60%
Ind. ▲ 95%
Comp. ▼ -11%
61,847
64,534
85,518
91,536
95,945
96,117
98,705
20,565
15,485
16,851
17,633
18,350
17,504
18,231
41,282
49,049
68,668
73,903
77,595
78,614
80,474
June19
June20
June21
Sept
Dec
Mar22
June
Individuals
Companies

Origination
R$ million


▲ 15%
4,683
4,788
10,094
10,237
8,854
5,070
5,393
1,452
535
1,945
2,377
2,528
1,284
1,908
3,231
4,253
8,149
7,860
6,326
3,786
3,485
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 2Q22

Average term: **328 Months**

R$505 thousand	R$324 thousand	64.0%	51.3%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed


▲ 10%
16,436
16,145
35,945
36,721
26,074
17,613
17,993
4,949
1,601
10,545
12,553
6,172
5,793
7,529
11,487
14,544
25,400
24,168
19,902
11,820
10,464
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio


%
63.1
63.2
63.0
61.4
60.8
R$ million
78,425
82,505
84,111
84,587
86,078
85.7
86.5
87.1
87.2
87.4
14.3
13.5
12.9
12.8
12.6
June21
Sept
Dec
Mar22
June
Branches Network / Digital Channels %
Correspondent %
As a % of total Personal Loans

Distribution of the Portfolio by Sector


%
47.7
47.5
48.3
5.8
4.9
5.1
46.5
47.6
46.6
June20
June21
June22
Public Sector
Private Sector
Social Security National Institute (INSS)

Market Share

June22[(1)]

Total		
15.9%	19.5%	Social Security
	14.4%	Private
	13.6%	Public

(1) Reference date: Apr22.

We sustained a good performance in the quarter, reflecting the innovation in the product offering and the evolution in the marketing channels (emphasis on the release through digital channels, which represented 75% of the total in the second quarter of 2022), providing clients with better conditions of access to credit.

Loan Portfolio

Vehicle Financing

Portfolio
R$ million



Total ▲ 50%
Ind. ▲ 34%
Comp. ▲ 81%
40,527
45,369
49,946
52,681
55,957
58,467
60,903
13,979
16,576
19,402
21,190
22,691
24,083
25,359
26,547
28,793
30,544
31,491
33,266
34,384
35,544
June19
June20
June21
Sept
Dec
Mar22
June
Individuals
Companies

Distribution of the Portfolio by Product
%



7.8
1.8
90.4
5.9
1.4
92.7
5.5
1.2
93.4
June20
June21
June22
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Bradesco Origination – Financing

R$2.1 billion	R$52 thousand	46 months	33%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production April 2022 – June 2022

Bradesco Origination

R$0.9 billion	R$92 thousand	48 months	33%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production April 2022 – June 2022

Expanded Loan Portfolio Concentration | By Economic Sector

R$ million	June22	%	Mar22	%	June21	%
\\ Economic Sector						
\\ Public Sector	**13,275**	**1.6**	**13,654**	**1.6**	**9,138**	**1.3**
Petrol, derived and aggregated activities	8,544	1.0	8,455	1.0	5,032	0.7
Production and distribution of electricity	4,541	0.5	5,003	0.6	3,228	0.4
Other sectors	190	-	196	-	878	0.1
\\ Private Sector	**842,106**	**98.4**	**820,797**	**98.4**	**717,315**	**98.7**
Companies	**500,549**	**58.5**	**489,393**	**58.6**	**431,695**	**59.4**
Real estate and construction activities	39,004	4.6	37,059	4.4	30,248	4.2
Retail	50,192	5.9	48,198	5.8	44,532	6.1
Transportation and concession	37,764	4.4	37,828	4.5	34,999	4.8
Services	84,017	9.8	76,095	9.1	53,428	7.4
Wholesale	28,280	3.3	27,602	3.3	25,688	3.5
Automotive	16,681	2.0	15,778	1.9	15,892	2.2
Food products	23,248	2.7	23,797	2.9	24,115	3.3
Other sectors	221,363	25.9	223,036	26.7	202,793	27.9
Individuals	**341,557**	**39.9**	**331,404**	**39.7**	**285,620**	**39.3**
\\ Total	**855,381**	**100.0**	**834,451**	**100.0**	**726,453**	**100.0**

Portfolio by Debtors

We have a diversified portfolio, with no relevant concentrations of specific clients.


%
29.6
29.5
29.5
29.5
29.7
23.0
22.9
22.6
22.5
22.9
13.5
13.4
13.2
13.5
14.1
8.1
8.0
8.1
8.3
8.7
1.3
1.3
1.4
1.4
1.4
June21
Sept
Dec
Mar22
June
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities[1]

The feature of the loan portfolio is the long term, mainly due to the representativeness of real estate financing, personal loans and payroll-deductible loans.

%	June22	Mar22	June21
1 to 30 days	11.6	12.0	10.4
31 to 60 days	6.6	6.2	5.8
61 to 90 days	5.6	6.0	5.2
91 to 180 days	11.5	11.0	11.8
\\ Short-Term	**35.3**	**35.2**	**33.2**
181 to 360 days	15.1	14.8	15.3
Over 360 days	49.6	50.0	51.5
\\ Medium/ Long-Term	**64.7**	**64.8**	**66.8**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating | In R$ million (unless otherwise stated)

The quality of new captures and loan granting processes made that more than 92.5% of operations with new clients were classified in ratings AA-C (in 12 months).

Changes in Expanded Loan Portfolio by Rating between June 2021 and 2022	Total Credit on June 2022		New Clients between July 2021 and June 2022		Remaining clients from June 2021	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	769,770	90.0%	69,251	92.5%	700,519	89.8%
D	20,314	2.4%	1,750	2.3%	18,564	2.4%
E - H	65,297	7.6%	3,861	5.2%	61,436	7.9%
\\ Total	**855,381**	**100.0%**	**74,862**	**100.0%**	**780,519**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

Credits classified between AA-C represent 90.0% of the total portfolio, highlighting the quality of our operations.

Client Profile	June22			Mar22			June21		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	92.6	0.2	7.2	93.7	0.1	6.2	92.2	0.3	7.5
Micro, Small and Medium-Sized Enterprises	87.9	4.0	8.1	88.2	4.3	7.5	88.4	4.7	6.9
Individuals	88.4	3.8	7.8	89.1	3.8	7.1	89.5	4.7	5.8
\\ Total	**90.0**	**2.4**	**7.6**	**90.7**	**2.4**	**6.9**	**90.4**	**2.9**	**6.7**

Expenses with Expanded ALL

Expanded ALL vs. Portfolio of 2.5%, following the growth of our loan portfolio

R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22	2Q22 x 2Q21	1H22 x 1H21
\\ Expanded ALL	**(5,313)**	**(4,836)**	**(3,487)**	**(10,149)**	**(7,394)**	**9.9**	**52.4**	**37.3**
ALL Expenses	(8,148)	(7,051)	(4,299)	(15,199)	(9,234)	15.6	89.5	64.6
Income from Credit Recovery	1,473	1,769	1,356	3,242	3,086	(16.7)	8.6	5.1
Impairment of Financial Assets	1,805	653	(220)	2,458	(263)	176.4	-	-
Granted Discounts / Other [(1)]	(443)	(207)	(324)	(650)	(983)	114.0	36.7	(33.9)

(1) It includes the result with BNDU, provision for sureties and guarantees, and others.

Expanded ALL/ Expanded Loan Portfolio



%
4.4
3.2
2.7
2.7
2.8
2.6
2.4
2.2
2.6
4.1
5.4
3.4
2.7
2.2
1.9
1.7
2.1
2.3
2.5
R$ million
5,456
3,935
3,491
3,543
3,786
3,604
3,487
3,336
3,981
6,708
8,890
5,588
4,568
3,907
3,487
3,358
4,283
4,836
5,313
4Q17
1Q18
2Q
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

The growth of the portfolio – with a mix of more profitable operations – and the economic scenario already indicated an expected increase in delinquency, reflected in our ALL expenses. This increase was offset by higher financial revenues – given the mix of the portfolio -, effectiveness in the credit recoveries, in addition to the lower expenditure with the impairment of financial assets, due to the improvement in the quality of credit in the Large Corporates segment.

In the 2Q21, the ALL stock totaled R$ 48.8 billion, representing 7.7% of the credit portfolio, equivalent to a coverage ratio for loans overdue for over 90 days of more than 218%

Loan Indicators

Renegotiated Portfolio

Evolution of the balance of the Portfolio


R$ billion
▲ 10%
23.5
5.0
18.5
28.5
5.0
23.5
28.2
4.9
23.3
28.6
4.8
23.9
30.3
4.5
25.8
31.4
5.1
26.3
June20
June21
Sept
Dec
Mar22
June
Originated from portfolio in write-off
Originated from active portfolio

The renegotiated portfolio grew 3.6% in the quarter, totaling R$31.4 billion.

We highlight that the renegotiated portfolio indicator has been stable in relation to the total balance of the Bacen portfolio in the last quarters, having reduced its representativeness by 0.2 p.p. in 12 months.

The delinquency ratio over 90 days of the renegotiated portfolio decreased 0.5 p.p. in relation to the last quarter, remaining at levels far below the pre-pandemic period, given the improvement of the digital journeys and of the deployment of new algorithms that enable us to anticipate needs and provide the best solutions to our clients.

ALL / Renegotiated Portfolio


%
76.5
76.4
77.6
78.0
78.3
80.3
78.0
66.4
66.9
66.8
68.2
61.7
61.5
63.8
61.9
63.1
62.3
62.3
62.7
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June

Delinquency ratio over 90 days


%
24.7
24.6
21.8
21.4
19.6
16.9
16.7
19.0
17.4
20.8
11.5
5.9
7.4
14.4
14.6
15.8
17.8
18.7
18.2
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June

Renegotiated Portfolio / Bacen Portfolio


%
4.6
4.4
4.4
4.4
4.2
4.5
4.6
4.2
4.2
4.1
4.8
5.6
5.8
5.6
5.2
4.9
4.7
4.9
5.0
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June

Extended Operations

Closing June 2022 with the accounting balance of operations, net of amortizations, by R$29.2 billion, with the following composition: "up-to-date – R$24.6 billion"; "in arrears – R$3.3 billion"; and in "grace period – R$1.3 billion".

R$29 billion

Net accounting balance of amortizations

Credit profile of clients who have requested an extension:

92% were up-to-date clients who were not in arrears in the 12 months prior to the pandemic

91% rated AA to C

68% with real collateral

13 years average time of relationship


R$ billion
R$3.5
0.6%
R$3.0
0.5%
R$3.1
0.5%
R$3.1
0.5%
R$3.3
0.5%
41.3
32.4
8.9
36.2
29.9
6.3
33.4
27.8
5.6
31.4
26.3
5.1
29.2
24.6
4.6
June21
Sept
Dec
Mar22
June
Wholesale
Multipurpose
In arrears (over 30 days) *

* Index of arrears over 30 days, calculated on the basis of the balance of the Bacen Portfolio.

Loan Indicators

Delinquency ratios

Over 90 days


%
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15 to 90 days


%
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

This was a movement already expected in June 2022, given the strong growth of the portfolio, dynamics of the product mix and economic scenario, mainly in the Individual and micro, small and medium-sized enterprise segments, which have more profitable and more risky operations. Highlight to the delinquency of large companies, which remains controlled and at the lowest historical levels. The ratios remain stable in relation to the historic series, even with the expressive growth of the loan portfolio, reflecting our good risk management. We continue with the strategy of supporting the clients with more sophisticated credit policies that can continue to grow the portfolio continuously, profitably and sustainably.

Loan Indicators

Solid level of provisioning to support adversities, covering 2.2 times the Loan Portfolio Overdue for over 90 days

Coverage Ratios and Provision

The coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at comfortable levels of provisioning. We had a 3.5% increase in total provision, with supplementary ALL of around R$9 billion, demonstrating the robustness to support a possible stress scenario.


Coverage Ratio
369.0 381.0 426.0 470.0 474.0 548.0 517.0 392.0 481.0 425.0 602.0 994.0 955.0 688.0 557.0 508.0 505.7 384.4 326.9
211.4 219.3 230.0 243.4 245.3 269.2 267.2 225.5 244.9 227.9 299.5 398.2 402.8 349.8 324.7 296.9 260.9 235.4 218.1
175.0 179.7 189.4 200.9 201.6 220.2 209.3 188.5 193.6 184.2 249.8 337.4 310.6 266.7 263.2 243.7 215.4 189.3 176.5
120.8 124.4 122.5 124.8 124.9 125.6 122.3 115.6 119.6 121.4 123.8 120.6 117.6 120.1 116.7 115.1 110.7 105.5 101.5
9.9 9.6 9.0 8.8 8.6 8.8 8.6 8.2 8.1 8.5 9.0 9.2 8.9 8.7 8.1 7.7 7.4 7.6 7.7
5.5 5.4 4.7 4.5 4.2 4.0 3.9 4.1 3.8 4.2 3.2 2.7 2.8 3.0 2.7 2.9 3.1 3.6 4.0
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage over 90 Days
Coverage over 60 Days
Coverage over 90 Days + Renegotiation
Coverage over 90 Days - excluding operations 100% provisioned


Composition of the Provision
R$ million
36,527 35,763 35,240 35,237 35,084 36,987 36,860 36,142 36,796 40,466 43,209 44,894 45,339 46,030 44,401 44,624 45,236 47,149 48,790
6,918 6,899 6,903 6,910 6,903 6,899 6,899 6,899 6,901 9,365 12,014 10,370 10,519 11,569 11,243 9,968 9,240 9,390 8,749
12,721 12,365 12,905 13,528 14,081 16,428 16,049 14,407 15,404 14,541 18,290 23,378 22,775 21,389 21,319 20,987 20,966 20,373 21,309
16,887 16,499 15,432 14,799 14,100 13,661 13,912 14,835 14,491 16,560 12,905 11,145 12,044 13,071 11,840 13,669 15,030 17,386 18,732
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June
Specific
Generic
Complementary


Portfolio in Arrears
R$ million
20,868 19,900 18,610 17,538 17,403 16,798 17,611 19,171 19,008 21,972 17,296 13,304 14,597 17,260 16,869 18,312 20,996 24,904 27,648
17,278 16,311 15,323 14,474 14,302 13,739 13,795 16,024 15,026 17,759 14,428 11,276 11,255 13,160 13,674 15,031 17,339 20,031 22,366
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

NPL Creation | 90 days vs. Write-offs

Reduction of the NPL Creation of 0.1 p.p. in the quarter as a result of operations in Individuals. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with a high level of provisions, part of them originating from the renegotiated portfolio.

NPL Creation



R$ million
0.5
0.8
0.9
0.9
1.2
1.1
2,195
4,525
5,020
5,763
7,378
7,212
2,379
85
(269)
3,091
1,339
94
3,346
1,477
197
3,846
1,681
236
5,344
1,965
69
4,700
2,422
91
2Q20
2Q21
3Q
4Q
1Q22
2Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates
NPL Creation / Carteira Bacen (%)

Write-offs



R$ million
5,526
4,011
3,663
3,455
4,686
4,878
3,216
1,677
633
2,772
1,167
71
2,261
1,008
394
2,383
939
133
3,146
1,268
271
2,985
1,739
154
2Q20
2Q21
3Q
4Q
1Q22
2Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In June 2022, the gross ALL expenses accounted for 113% of the NPL Creation, which demonstrates the robustness of our level of provisioning at comfortable levels.

Gross ALL Expenses X NPL Creation - 90 days



%
R$ million
398
95
87
88
96
113
2,195
8,745
4,525
4,299
5,020
4,392
5,763
5,059
7,378
7,051
7,212
8,148
2Q20
2Q21
3Q
4Q
1Q22
2Q
NPL Creation - 90 days
Gross ALL Expenses
Gross ALL Expenses /NPL Creation - 90 days

Main Funding Sources

Funds Raised and Managed

R$ million	June22	Mar22	June21	Quarter	12 months
Demand Deposits	53,903	51,279	54,509	5.1	(1.1)
Savings Deposits	134,763	134,395	137,401	0.3	(1.9)
Time Deposits + Debentures	388,983	369,846	363,982	5.2	6.9
Borrowings and Onlending	62,497	58,965	58,676	6.0	6.5
Funds from Issuance of Securities	195,341	182,185	134,828	7.2	44.9
Subordinated Debts	53,796	49,716	47,562	8.2	13.1
\\ Subtotal	**889,284**	**846,386**	**796,958**	**5.1**	**11.6**
Obligations for Repurchase Agreements (1)	235,561	253,031	260,026	(6.9)	(9.4)
Interbank Deposits	1,420	2,337	2,739	(39.3)	(48.2)
Working Capital (Own/Managed)	126,170	124,602	122,568	1.3	2.9
Foreign Exchange Portfolio	28,340	27,423	32,999	3.3	(14.1)
Payment of Taxes and Other Contributions	7,800	7,665	7,421	1.8	5.1
Technical provisions for insurance, pension plans and capitalization bonds	307,819	301,001	288,364	2.3	6.7
\\ Funds raised	**1,596,394**	**1,562,444**	**1,511,075**	**2.2**	**5.6**
\\ Investment Funds and Managed Portfolios	**1,059,168**	**1,071,086**	**1,082,126**	**(1.1)**	**(2.1)**
\\ Total Assets under Management	**2,655,562**	**2,633,530**	**2,593,201**	**0.8**	**2.4**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

R$ million	June22	Mar22	June21	Quarter	12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	61,703	58,944	61,930	4.7	(0.4)
Savings Deposits	134,763	134,395	137,401	0.3	(1.9)
Time Deposits + Debentures	388,983	369,846	363,982	5.2	6.9
Funds from Financial Bills	183,173	171,028	125,243	7.1	46.3
\\ Customer Funds (1)	**768,622**	**734,213**	**688,556**	**4.7**	**11.6**
(-) Reserve Requirements	(85,451)	(84,569)	(85,381)	1.0	0.1
(-) Available Funds (Brazil)	(15,358)	(14,437)	(18,806)	6.4	(18.3)
\\ Customer Funds Net of Reserve Requirements	**667,813**	**635,207**	**584,369**	**5.1**	**14.3**
Borrowings and Onlending	62,497	58,965	58,676	6.0	6.5
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	97,278	92,095	80,162	5.6	21.4
\\ Total Funding (A)	**827,588**	**786,267**	**723,207**	**5.3**	**14.4**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**764,018**	**745,834**	**648,107**	**2.4**	**17.9**
\\ B / A	**92.3%**	**94.9%**	**89.6%**	**(2.5) p.p.**	**2.7 p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Fee and Commission Income

R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22	2Q22 x 2Q21	1H22 x 1H21
Card Income	3,467	3,143	2,744	6,610	5,383	10.3	26.3	22.8
Checking Account	1,944	1,949	2,000	3,893	3,943	(0.3)	(2.8)	(1.3)
Asset Management	770	781	828	1,551	1,625	(1.4)	(7.0)	(4.6)
Loans Operations	704	731	662	1,435	1,296	(3.7)	6.3	10.7
Collections and Payments	581	575	594	1,156	1,209	1.0	(2.2)	(4.4)
Consortium Management	617	565	540	1,182	1,053	9.2	14.3	12.3
Custody and Brokerage Services	371	348	351	719	709	6.6	5.7	1.4
Underwriting / Financial Advisory Services	236	236	390	472	645	-	(39.5)	(26.8)
Other	286	283	303	569	616	1.1	(5.6)	(7.6)
\\ Total	**8,976**	**8,611**	**8,412**	**17,587**	**16,479**	**4.2**	**6.7**	**6.7**
\\ Business Days	**62**	**62**	**62**	**124**	**123**	**-**	**-**	**1**

We have been growing in all of the comparative periods, strengthening our ability and resilience in how to meet the needs of clients. Today, we offer them a diverse portfolio of products and services available in a broad service network (digital and physical).

Card Income – Two-digit growth in all comparative periods, reflecting the advance of cards issued through digital channels (+70% vs. 2Q21) – which strengthens our base of active accounts – combined with the growth of the average card spending. The traded volume continues to evolve and surpassed the R$73 billion mark (+32% vs. 2Q21).

Checking Account – We have a base of more than 38 million account holders in 2Q22 (+3 million in 12 months). This number, associated with the volume of business of the correspondent banks, contributed to the maintenance of the revenue.

Asset Management – The revenue movement reflects the continuous cycle of high interest, favoring the migration of high value-added funds to fixed income products with lower market risk.

Volume Traded - Credit Cards


R$ million
▲32.0%
▲10.4%
49,998
40,990
55,750
59,665
66,516
66,640
73,570
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q


In million
71.1
69.5
71.2
72.5
74.1
74.8
75.5
29.2
31.3
34.2
35.4
36.3
37.0
37.6
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q
Checking Account Holders
Total Customers (1)

(1) It excludes overlap of clients.

Investments Funds and Managed Portfolios


R$ billion
971
940
1,082
1,075
1,060
1,071
1,059
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q

Fee and Commission Income

Loan Operations – The increase in revenues compared to the previous year is related to the higher volume of origination of credit, with emphasis on working capital and commissions on guarantees provided (sureties and guarantees).

Collections and Payments – There was the maintenance of around 7% of the total revenues, even with the new modalities available on the market and the adequacy of the tariff values.

Consortia – We continue to demonstrate market leadership, reaffirming our active presence in the lines of movable and immovable assets. The sales originated in the digital channels (Mobile, Internet Banking and Net Empresa for Companies) represented around 36% of the total origination in 2022, with a relevant performance in the agribusiness and real estate market.

Number of Outstanding Consortium Quotas

In thousands


1,539
1,550
1,511
1,526
1,517
1,522
1,537
1,215
1,236
1,212
1,214
1,202
1,189
1,180
63
70
71
82
86
95
112
261
244
227
230
229
238
245
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q
Real Estate
Trucks
Auto

Underwriting/Financial Advisory Services – The result reflects the volatility of the capital market, with emphasis on the evolution in operations of mergers and acquisitions (+43% vs. 1Q22) and Fixed Income operations (+80% vs. 1H21) – (Anbima ranking – May 2022).

Fixed Income: Advice and structuring of 58 transactions with a volume of around R$19 billion, placing us second in the origination ranking (Anbima ranking – May 2022).
Variable Income: Six transactions up to June 2022, totaling R$47 billion and second in the amount of deals (transactions above R$10 million).
Mergers and Acquisitions: Advisory services in 24 transactions, totaling around R$26 billion, placing us as second in the TTR ranking by number of transactions and volume.

Custody and Brokerage

Brokerage – The growth in all comparative periods is related to the diversification of our product portfolio, which contributed to the growth of revenues even with the volatility of the financial market.

Custody – The increased number of issues and cancellations of ADRs / UNITs led to an increase in the client base over the course of 12 months. In the 2Q22, we registered R$2 trillion Assets under Custody.

Assets under Custody

R$ billion


1,775
1,718
2,057
1,993
1,993
2,102
2,002
2Q19
2Q20
2Q21
3Q
4Q
1Q22
2Q

Operating Expenses

R$ million	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22	2Q22 x 2Q21	1H22 x 1H21
\\ Personnel Expenses								
Structural	**4,599**	**4,456**	**4,123**	**9,055**	**8,167**	**3.2**	**11.5**	**10.9**
Payroll/Social Charges	3,325	3,211	2,974	6,536	5,870	3.6	11.8	11.3
Benefits	1,274	1,245	1,149	2,519	2,297	2.3	10.9	9.7
Non-Structural	**1,119**	**1,045**	**997**	**2,164**	**2,022**	**7.1**	**12.2**	**7.0**
Management and Employee Profit Sharing	839	775	776	1,614	1,585	8.3	8.1	1.8
Provision for Labor Claims	166	160	119	326	246	3.8	39.5	32.5
Termination Costs	86	90	82	176	156	(4.4)	4.9	12.8
Training	28	20	20	48	35	40.0	40.0	37.1
\\ Total - Personnel Expenses	**5,718**	**5,501**	**5,120**	**11,219**	**10,189**	**3.9**	**11.7**	**10.1**
\\ Administrative Expenses								
Outsourced Services	1,307	1,251	1,289	2,558	2,468	4.5	1.4	3.6
Depreciation and Amortization	867	847	817	1,714	1,645	2.4	6.1	4.2
Data Processing	661	631	568	1,292	1,176	4.8	16.4	9.9
Advertising and Marketing	533	360	354	893	594	48.1	50.6	50.3
Communication	327	338	353	665	734	(3.3)	(7.4)	(9.4)
Asset Maintenance	350	355	343	705	671	(1.4)	2.0	5.1
Rent	297	308	308	605	631	(3.6)	(3.6)	(4.1)
Financial System Services	275	270	274	545	517	1.9	0.4	5.4
Transportation	199	195	173	394	335	2.1	15.0	17.6
Security and Surveillance	146	147	147	293	299	(0.7)	(0.7)	(2.0)
Utilities (Water, Electricity and Gas)	99	105	87	204	180	(5.7)	13.8	13.3
Materials	31	30	30	61	55	3.3	3.3	10.9
Travel	21	9	7	30	16	133.3	200.0	87.5
Other	231	237	262	468	503	(2.5)	(11.8)	(7.0)
\\ Total - Administrative Expenses	**5,344**	**5,083**	**5,012**	**10,427**	**9,824**	**5.1**	**6.6**	**6.1**
\\ Total Expenses Administrative + Personnel	**11,062**	**10,584**	**10,132**	**21,646**	**20,013**	**4.5**	**9.2**	**8.2**
\\ Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	442	474	446	916	929	(6.8)	(0.9)	(1.4)
Civil and Tax Contingencies	103	252	88	355	167	(59.1)	17.0	112.6
Claims	190	296	135	486	241	(35.8)	40.7	101.7
Other	(267)	96	189	(171)	844	-	-	-
\\ Total - Operating Expenses Net of Revenue	**468**	**1,118**	**858**	**1,586**	**2,181**	**(58.1)**	**(45.4)**	**(27.3)**
\\ Total Operating Expenses	**11,530**	**11,702**	**10,990**	**23,232**	**22,194**	**(1.5)**	**4.9**	**4.7**

Operating Expenses

Management of costs and strategic investments directed at clients

Personnel Expenses

Growth with proceeds and social charges due to the seasonality of the previous quarter, as well as higher expenses with the profit-sharing scheme. In relation to the other periods, the increase is a consequence of the effect of the collective bargaining agreement – a readjustment of 10.97% from September 2021.

Administrative Expenses

Growth of 6.6% in the year, below the accrued inflation in 12 months (IGP-M 10.7% and IPCA 11.9%).

Changes in the periods are related to the investment in technology to expand our digital network – thus adjusting our way of operating according to the demands and needs of our clients, providing them with more convenience and greater satisfaction – in addition to the growth of business volume and institutional expenses with advertising and publicity for product supply and brand value.



Branches and Electronic Service Centers (PAEs)/ Service Centers (PAs)
9,346
4,901
278
4,167
June20
8,727
4,675
884
3,168
June21
8,626
4,629
967
3,030
Sept21
8,468
4,533
988
2,947
Dec21
8,317
4,396
973
2,948
Mar22
8,227
4,325
976
2,926
June22
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

Other Operating Expenses, Net of Income

It declined in all comparative periods due to lower card and claims marketing expenses – due to the reduction of fraud losses in the 2Q22.

Dynamics of the Insurance Business

Information	Income	Quarterly ROAE	Revenues
2Q22	R$ **1,806** MM — 12.8% in the quarter, 175.6% in 12 months	**20.9%**	R$ **23,645** MM — 6.9% in the quarter, 19.0% in 12 months

Grupo Bradesco Seguros recorded net income of R$1.8 billion in the second quarter of 2022 (+176% vs. 2Q21) totaling R$3.4 billion in the year (+49% vs. 1H21), with an increase in the ROAE from 7.8% in the 2Q21 to the current 20.9%. The result was favored by the expansion of Revenues (+19% vs. 2Q21 and 16% vs. 1H21), with evolution in all lines of business, and the Financing Income (+185% vs. 2Q21 and +71% vs. 1H21), influenced by the behavior of the economic and financial indexes in the period. On the other hand, the Income from Insurance, Pension and Capitalization Operations increased by 135% in the quarter and 48% in the half year, surpassing the guidance of the Insurance Group established for the year, from 18% to 23%.

The Technical Provisions of the Insurance Group increased by 7%, reaching R$308 billion – the highest level in the historical series of the heading, with emphasis on the branches of Health, Life and Pension –, and Financial Assets evolved by 3.6%, reaching R$333 billion. With regard to the performance indicators, the Administrative Efficiency Ratio remained at 3.7%, maintaining one of the best brands in recent years. Now, the Claims Ratio declined by 3.6 p.p. in the comparison between the second quarters and 0.7 p.p. on a half-yearly basis.

In indemnities and benefits, R$13 billion were paid in the quarter, of which R$348 million related to Covid-19 (medical procedures and indemnities for Life and Housing products). In the accrued, total indemnities and benefits reached R$23 billion, of which R$860 million were associated with Covid-19.

In the quarter, Grupo Bradesco Seguros intensified its efforts to improve the client's journey in the purchase of products and services, evolving their digital transformation strategy. Among the initiatives, we highlight the update of the Bradesco Seguros App – which already registers more than 12 million downloads – with the incorporation of new functions and evolution in usability, especially for the insured of the Dental and Life segments. Sales in the digital modality grew 58% from January to June 2022, reaching R$1.1 billion, with an increase of 66% in the quantity of items distributed, which exceeded 1.7 million.

At Bradesco Saúde (Health), the Bradesco Saúde Ideal business plan, previously available in São Paulo and Rio de Janeiro, arrived in Brasília. Developed to serve from groups as small as three people to large companies, the product has 19 thousand suppliers throughout Brazil, giving rise especially to flexibility, by offering companies different percentages of co-participation in appointments and examinations. It is also important to note the launch of the Clube+Saúde, a platform that provides exclusive benefits to beneficiaries, such as discounts and opportunities in services and products.

In relation to the Health Segment, Grupo Bradesco Seguros (through Atlântica Hospitais e Participações) joined in a venture with Beneficência Portuguesa de São Paulo and Grupo Fleury to create a company dedicated to oncology services. The Group also reached 28 units of the Meu Doutor Novamed clinical network, following its strategy of national expansion.

In the Private Pension segment, Bradesco Vida e Previdência (Life and Pension) maintained the strategy of continuous evolution in its product range, with emphasis on the funds of renowned management companies on the market. Currently, the company – which has a total of R$278 billion of reserves.

In the Life business, the insurance "Viva Vida Bradesco", created in 2021, conquered the silver medal at the Innovation in Insurance Awards 2022, awarded by EFMA-Accenture for the most innovative products on the insurance market in the world. Offering 17 coverages and 12 assistance services, "Viva Vida Bradesco" represents the evolution of a pre-formatted product design into a complete, customizable benefit solution.

In Property and Casualty, Bradesco Auto/RE (P&C) invested in segmentation aimed at agricultural equipment to expand the purchase of insurance policies in this market niche, with the incorporation of new coverages. In addition, the company advanced in the implementation of artificial intelligence for the analysis and regulation of car claims, with a reduction in the time needed for the authorization of repairs.

	2Q22	1Q22	2Q21	1H22	1H21	2Q22 x 1Q22	2Q22 x 2Q21	1H22 x 1H21
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	14,200	12,661	11,642	26,861	23,235	12.2	22.0	15.6
Retained Claims	(10,256)	(8,791)	(8,722)	(19,048)	(16,630)	16.7	17.6	14.5
Capitalization Bond Draws and Redemptions	(1,359)	(1,382)	(1,225)	(2,741)	(2,419)	(1.7)	10.9	13.3
Selling Expenses	(837)	(841)	(808)	(1,678)	(1,580)	(0.5)	3.6	6.2
Financial Results	1,959	1,639	687	3,598	2,104	19.5	185.0	71.0
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**3,707**	**3,286**	**1,574**	**6,993**	**4,711**	**12.8**	**135.5**	**48.4**
Fee and Commission Income	418	421	441	839	883	(0.5)	(5.1)	(4.9)
Personnel Expenses	(454)	(438)	(398)	(892)	(808)	3.7	14.1	10.4
Other Administrative Expenses	(418)	(338)	(354)	(756)	(682)	23.7	18.1	10.8
Others	(393)	(350)	(184)	(743)	(351)	12.1	113.1	111.6
\\ Operating Income	**2,859**	**2,580**	**1,078**	**5,439**	**3,752**	**10.8**	**165.2**	**45.0**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,053)	(979)	(423)	(2,032)	(1,468)	7.6	149.0	38.4
\\ Lucro Líquido Recorrente	**1,806**	**1,601**	**655**	**3,407**	**2,284**	**12.8**	**175.6**	**49.2**
Life and Pension Plans	768	524	(161)	1,292	466	46.6	-	177.3
Health	265	323	155	588	469	(18.0)	71.0	25.4
Capitalization Bonds	170	186	117	356	225	(8.6)	45.3	58.2
Property & Casualty and Others	603	568	544	1,171	1,124	6.2	10.8	4.2
\\ Selected Asset Data								
Total Assets	358,999	351,651	341,613	358,999	341,613	2.1	5.1	5.1
Securities	332,819	327,850	321,125	332,819	321,125	1.5	3.6	3.6
Technical Provisions	307,819	301,001	288,364	307,819	288,364	2.3	6.7	6.7
Shareholder's Equity (1)	31,785	32,261	36,486	31,785	36,486	(1.5)	(12.9)	(12.9)

(1) In June 2022, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$20,198 million.

Income from insurance operations of R$3.7 billion – consistent and evolving

Net Gain/Loss and ROAE


%
15.5
7.8
18.1
17.7
18.9
20.9
R$ million
1,361
655
1,543
1,517
1,601
1,806
583
341
359
78
544
155
117
(161)
575
603
229
136
676
386
318
137
524
568
323
186
768
603
265
170
2Q20
2Q21
3Q
4Q
1Q22
2Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

Increased revenues, improved net interest income and administrative efficiency contributed to the growth of the net income.

Bradesco Vida e Previdência (Life and Pension Plans): The increase of net earnings in 12 months reflects the growth in revenues, reduction in the Claims Ratio, and improvement of the financing income.

Bradesco Saúde (Health): The increase of the income in 12 months is a reflection of the growth in revenues, reduction in the marketing ratio, and increase in the net interest income, which was benefited by the behavior of the economic and financial indexes.

Bradesco Capitalização (Capitalization Bonds): The increase of the income in 12 months is due to higher revenues (net of draws, redemptions and marketing expenses) and the increased financing income.

Property & Casualty: The improvement of the income in the quarter is a reflection of the increase in revenues and reduction in the claims and marketing ratios.

We also highlight the increase in commercialization of products using the features available in the digital channels, whose turnover in the 2Q22 surpassed R$617 million, totaling more than 953 thousand transactions.

Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required (MCR) in May 2022 amounted to R$13.3 billion.

Revenues and Operating Income from Insurance

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenues and Administrative Efficiency Ratio


%
4.3
3.7
3.8
3.8
3.8
3.7
3.8
3.7
3.7
R$ million
16,466
20,144
18,161
19,529
19,874
21,150
21,222
22,114
23,645
7,148
10,068
8,118
9,194
9,171
10,187
10,157
10,598
11,416
1,242
1,485
1,436
1,384
1,540
1,590
1,755
1,717
2,086
6,871
7,181
7,426
7,612
7,784
7,867
8,040
8,206
8,574
1,205
1,410
1,181
1,339
1,379
1,506
1,270
1,593
1,569
2Q20
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims


%
72.9
67.9
70.2
73.6
77.7
81.6
82.5
81.6
79.7
80.9
65.9
66.2
68.7
66.6
67.0
68.4
69.6
75.0
77.2
R$ million
7,139
12,656
19,893
27,717
7,908
16,630
25,596
34,220
8,791
19,048
7,139
12,295
18,750
25,873
6,779
13,652
21,254
29,191
8,279
18,188
361
1,143
1,844
1,129
2,978
4,342
5,029
512
860
3M20
6M20
9M20
12M20
3M21
6M21
9M21
12M21
3M22
6M22
Claims Reported - Covid-19
Retained Claims
Claims
Claims Ratio (Without Covid-19)

Income from Insurance, Pension Plans and Capitalization Bonds


R$ million
3,778(*)
4,139
3,131(*)
3,913
2,281(*)
2,982
3,137(*)
4,266
1,574(*)
3,422
3,213(*)
4,578
3,527(*)
4,214
3,286(*)
3,798
3,707(*)
4,055
831
361
2,947
1,009
782
2,122
1,443
701
838
1,417
1,129
1,720
687
1,848
887
2,090
1,365
1,123
2,065
687
1,462
1,639
512
1,646
1,959
348
1,748
2Q20
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance of the revenues and the improvement of the financing income mitigated the increase in the claims ratio, impacted by the need for medical-hospital assistance, diagnoses, consultations, hospitalizations, eventual post-Covid-19 consequences and resumption of the elective procedures and by the parts inflation, the vehicle valuation, and the compensation in the products of Life and Housing.

Technical Provisions

The highest level in history, totaling R$308 billion in June 2022. An increase of 6.7% in 12 months and 2.3% in the quarter, with greater provisions in the "health", "life" and "pension" segments.


R$ million
274,861
279,186
284,606
285,163
288,364
289,111
292,860
301,001
307,819
250,168
253,240
257,746
257,899
260,483
260,782
264,327
271,918
277,831
11,325
12,390
13,638
14,026
14,556
14,918
15,039
15,254
15,598
8,755
8,815
8,571
8,504
8,488
8,492
8,401
8,583
8,803
4,391
4,531
4,650
4,734
4,837
4,918
5,094
5,246
5,587
June20
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Marketing Ratio

The combined ratio improvement in the annual comparison is a reflection of reduced claims and marketing ratios.


Combined Ratio
%
74.5
86.0
95.5
88.0
95.8
95.8
90.9
90.5
91.2
82.0
96.7
108.9
97.8
101.9
103.5
101.9
101.4
102.7
92.0
95.6
100.0
94.9
93.4
94.0
97.9
100.2
96.4
61.8
66.8
67.4
70.4
90.6
81.7
58.1
55.8
60.9
2Q20
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
Life
Health
Auto/P&C
Total


Claims Ratio
%
85.5
84.2
79.3
79.7
81.9
95.1
94.4
91.0
91.0
92.8
68.8
61.2
68.0
71.3
67.0
58.2
60.9
34.9
34.5
41.4
28.8
29.6
25.7
24.2
29.8
2Q21
3Q
4Q
1Q22
2Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total


Marketing Ratio
%
7.9
7.9
8.3
7.6
7.2
23.6
23.3
23.3
21.1
20.0
18.0
17.9
18.4
17.9
16.1
17.2
17.0
16.9
16.4
15.9
4.7
4.6
5.1
4.4
4.2
2Q21
3Q
4Q
1Q22
2Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income, and Proposals for Pension Plans


In thousand
37,774
2,876
34,898
38,298
2,923
35,375
39,018
2,985
36,032
40,433
2,984
37,449
39,034
2,974
36,060
June21
Sept
Dec
Mar22
June
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,715
122
3,593
3,730
120
3,610
3,798
118
3,680
3,859
117
3,742
3,930
116
3,814
June21
Sept
Dec
Mar22
June
Company Health Plans
Individual Health Plans

Number of Auto/P&C Policyholders


In thousand
2,785
1,188
1,597
2,845
1,244
1,601
2,921
1,280
1,642
2,898
1,293
1,605
2,905
1,344
1,561
June21
Sept
Dec
Mar22
June
Auto/Optional Third-Party Liability
P&C

Number of Active Capitalization Bonds


In thousand
2,192
2,576
2,668
2,762
2,943
24,098
6,930
17,168
21,360
7,206
14,154
20,987
7,368
13,619
24,606
7,615
16,991
33,897
8,045
25,852
June21
Sept
Dec
Mar22
June
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

Basel Ratio

Basel Ratio	Tier I Capital	Common Equity Ratio
15.6%	13.3%	11.9%
-0.1 p.p. in the quarter	-0.4 p.p. in the quarter	-0.6 p.p. in the quarter
1Q22: 15.7%	1Q22: 13.7%	1Q22: 12.5%

R$ million

Total RWA	Credit Risk RWA	LCR
R$974,639	R$890,743	168.5%
+0.2% in the quarter	-% in the quarter	+31.1 p.p. in the quarter
1Q22: R$972,604	1Q22: R$890,984	1Q22: 137.4%
Market Risk RWA	**Operational Risk RWA**	**NSFR**
R$8,641	R$75,255	119.7%
+28.2% in the quarter	+0.5% in the quarter	+1.6 p.p. in the quarter
1Q22: R$6,738	1Q22: R$74,882	1Q22: 118.1%

Our ratios remained above regulatory limits, due to the large capacity of capital generation (net income) and recomposition of equity-eligible instruments, which absorbs the increase of prudential adjustments, the payment of interest on shareholders' equity, in addition to mark-to-market effects of our securities available for sale.



%
15.0
12.5
1.1
11.5
2.5
June20
15.1
12.9
1.1
11.8
2.2
Sept
15.8
13.8
1.1
12.7
2.0
Dec
15.4
13.6
1.0
12.6
1.8
Mar21
16.0
14.1
1.1
13.1
1.8
June
15.2
13.7
1.1
12.7
1.4
Sept
15.8
13.7
1.2
12.5
2.1
Dec
15.7
13.7
1.2
12.5
2.0
Mar22
15.6
13.3
1.4
11.9
2.3
June22
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter



%
Limits to March, 22 (1)
9.00 Tier 1
7.50% Common Equity
13.7
1.2
12.5
Mar22
0.7
Net Income 2Q22
(0.3)
MTM of Securities - Equity Valuation Adjustments
(0.3)
Interest on Shareholders' Equity
(0.4)
Regulatory Alteration (2)
(0.3)
Prudential Adjustments
13.3
1.4
11.9
June22
Limits since April, 2022 (1)
9.50 Tier 1
8.00% Common Equity
Common Equity
Addition Capital

(1) They refer to the minimum required limits, added to the additional contributions of countercyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, from April 2022, the minimum required capital now is 9.5% for tier I capital and 8.0% for the common equity; and **(2)** It includes the effect of Resolution No. 4,955/21, which came into effect in January 2022 (with 50% implementation in the 2Q22 and 50% in the 4Q22) and amends the treatment of tax credits from tax losses arising from an investment hedge abroad for ratio calculation purposes.

Indicators, Guidance and Economic Perspectives

Main Economic Indicators

	2Q22	1Q22	2Q21	1H22	1H21
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	2.91	2.43	0.79	5.42	1.28
Ibovespa	(17.88)	14.48	8.72	(5.99)	6.54
USD – Commercial Rate	10.56	(15.10)	(12.20)	(6.14)	(3.74)
General Market Price Index (IGP-M)	2.54	5.49	6.30	8.16	15.08
Extended Consumer Price Index (IPCA)	2.22	3.20	1.68	5.49	3.77
Business Days (#)	62	62	62	124	123
Calendar Days (#)	91	90	91	181	181
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.2380	4.7378	5.0022	5.2380	5.0022
CDS 5 years (Points)	295	209	165	295	165
Selic - Base Interest Rate (% p.a.)	13.25	11.75	4.25	13.25	4.25
BM&F Fixed Rate (% p.a.)	13.78	12.72	6.57	13.78	6.57

Guidance 2022	Disclosed	Actual **1H22**
Expanded Loan Portfolio	10% to 14%	17.7%
Client NII	18% to 22%	22.7%
Fee and Commission Income	4% to 8%	6.7%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses Net of Income)	1% to 5%	4.7%
Income from Insurance, Pension Plans and Capitalization Bonds	18% to 23%	48.4%
Expanded ALL - R$ billion	R$17.0 to R$21.0	R$10.1

Bradesco Forecast

%	2022	2023
USD - Commercial Rate (year-end) - R$	5.25	5.25
Extended Consumer Price Index (IPCA)	7.10	4.90
General Market Price Index (IGP-M)	10.53	4.60
Selic (year-end)	13.75	11.75
Gross Domestic Product (PIB)	2.3	0.0

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Additional Information

Corporate Strategy

Purpose Create opportunities for the progress of people and the sustainable development of companies and society

Client | Our inspiration Our primary objective is to captivate our clients to earn their admiration, trust and relationship

Digital Transformation | How we do it We possess a digital mindset and behavior that allows us to be simple, efficient, agile, connected and innovative

People | Our team We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people

Sustainability | Made to last Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audience

Customer-centric

100% Client

Increasingly digital and demanding, clients are looking for practicality, speed and personalization. This change of profile strengthens our relationship with them and presents a new business scenario. It is what we call customer-centric, a reality already practiced in Bradesco, where products and services are developed for the purpose of making the client happy and satisfied. We will continue with a focus on developing and presenting unique experiences, which will be adapted to each client profile, current and potential, through complete and personalized journeys.

Getting to know our client more and better

More than being at the center of strategic decisions, clients now have the decisive power in their hands. This autonomy results in the search for products and services that make sense for what he/she is looking for. Taking this into account, Bradesco Experience (be.) works for promoting the best experience regardless of the channel of interaction. It is a work with end-to-end vision and agile methodology in creating intuitive and personalized journeys, both in financial and non-financial services.

To get even closer to clients and establish a harmonious relationship with them, we are trying to learn more about them and better. For this reason, we have joined the client's voice with data intelligence through metrics that drive our decision making. As we did with Pix. By identifying the greatest points of interest and use by clients, we revitalized the Pix area, improving usability and experience. A change that has already given us positive feedbacks.




REVITALIZATION
of the sub-home page:
PIX
Old
New!
More Ease
Better Experience

NPS

In 2022, we developed actions to engage with the entire branch network, to further reinforce and to make more tangible the importance of each employee's involvement in the NPS System process. This movement resulted in a portfolio of improvements **with more than 140 structuring actions**, with the involvement of several business and strategic areas of the bank, generating the conversion of the client's voice into transforming changes in the Organization.

And the client-focused teamwork continues to be widely recognized. The recommendation of Bradesco among Retail clients grew **14 p.p.** between the last quarter of 2020 and the second quarter of 2022; **15 p.p.** among Prime clients. In addition, considering the same period we have Checking Account, Cards and Investments with a growth of the NPS of **9 p.p.**, **17 p.p.** and **16 p.p.**, respectively.

Bradesco NPS | Base 100


Retail
100
114
4Q20
2Q22
Prime
100
115
4Q20
2Q22

Products NPS – Total for Individuals | Base 100


Checking Account
100
109
4Q20
2Q22
Cards
100
117
4Q20
2Q22
Investments
100
116
4Q20
2Q22

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

The NPS is strategic for the Bank and reaffirms our commitment to have the client at the center of all our decisions.



Digital Channels

32% of Loans Authorized
through Digital Channels

R$51 bi +42% vs. 1H21

Individuals R$29.6 bi +36%
81% through the **App (Mobile channel)**
Companies R$21.6 bi +50%

> ***"Between you and me, you will always be first."*** **Our motto is our purpose**:
> To intensify **the focus on the client**, developing products and services in line with their needs, desires and moment of life.

98% **of total transactions are made** through **Digital Channels**
93% are concentrated on **Mobile** and the **Internet**

100% Client

We will continue with a focus on developing and presenting unique experiences, which will be adapted to each client profile, current and potential, through complete and personalized journeys.

There are about **25** million **Digital Clients**, with a growth in the number of accounts opened through the Bradesco App.



Client evolution



next 12 MM
(127% vs. 2Q21)
5
11
12
2Q21
1Q22
2Q22



Bitz 8 MM
(678% vs. 2Q21)
1
6
8
2Q21
1Q22
2Q22



Digio 4 MM
(51% vs. 2Q21)
2
3
4
2Q21
1Q22
2Q22

Expanding Digital Experience

By using Digital Channels more intensely, clients have become more demanding, prioritizing agility, security and customization. To meet this new profile and follow the growth curve of the use of our Digital Channels, we are expanding our actions in solutions and digital services.



Digital in Numbers

98% of **Transactions** are carried out through **Digital Channels**

93% are concentrated on **Mobile** and **Internet**

Mobile and Internet Financial Transactions
In Million



569
56%
885
57%
1,389
1H20
1H21
1H22

Growth of **75%** in **Mobile Financial Transactions**

Individuals and Companies
1H22 vs. 1H21

Digital Clients
In Million



20.0
13%
22.5
13%
25.3
June20
June21
June22

Increase of **5.3 Million Digital Clients**

Evolution in the evaluation of the Stores | Mobile Individuals



4.6
4.7
4.2
4.6
2021
2022

Source: Apple/Play Store

95% Compliments

90% General satisfaction with the App

Account Openings on Mobile (App)
In Thousand



370
110%
779
82%
1,418
1H20
1H21
1H22

Growth of more than **4x**
1H22 vs. 1H20

+79%
Individual micro-entrepreneurs (MEI) account openings
1H22 vs. 1H21

Loans authorized in the Digital Channels In R$ Billion

Individuals



21.7
48%
36%
29.6
74%
1H21
1H22
% Participation of Digital Channels in the Bank

Companies



14.4
50%
21.6
1H21
1H22

Highlights – Individuals | 1H22 vs. 1H21

Personal Loans	Public Payroll	Private Payroll
▲ 8%	▲ 298%	▲ 18%

Highlight – Companies | 1H22 vs. 1H21

Factoring	Advance Payment to Suppliers	Advance on Receivables
▲ 33%	▲ 39%	▲ 153%

Expanding Digital Experience

Following the digital acceleration, the Bradesco App presents the largest and most complete set of solutions in the market, with emphasis on increased sales via Mobile. Among all Bradesco's digital platforms, BIA positions itself as one of the main channels of client and non-client relationships.

Mobile 1H22 vs. 1H21

Individuals

- **+145%** — **Issuing of Credit Cards** | In Qty.
- **+112%** — **Investments** Allocations in Investment Funds | In R$
- **+48%** — **Consortia** | In R$
- **+775%** — **Pension Plans** | In R$
- **+132%** — **Insurance** | In R$
- **+108%** — **Capitalization Bonds** | In R$

Companies

- **+370%** — **Issuing of Credit Cards** | In Qty.
- **+111%** — **Investments** Allocations in Investment Funds and Bank Deposit Certificates **|** In R$
- **+70%** — **Consortia** | In R$

BIA

1.4 Billion Interactions since its deployment

91% average **Accuracy** in responses

Multiplatform | BIA is where the client is

19 Million Interactions 1H22

Mobile App for Individuals and Companies **+16%** 1H22 vs. 1H21

79.9 Million Interactions 1H22

WhatsApp **+81%** of **Mobile** interactions are via **WhatsApp**

Branches | **Contact Center** | **Google Assistant** | **Amazon Alexa** | **Apple Business Chat**

In a country that loves to **speak and be heard...**


BIA
I would like to see my balance.

...BIA, Bradesco Virtual Assistant that **recognizes the voice of Clients**

next ended 2Q22 with **12.2 million** clients – a **127%** growth compared to the same period last year. The quarter was marked by the launch of the "Minhas Finanças" (My Finance) account unifier – one of the most complete on the market among Open Finance participating banks, and the improvement in the App usability with new investment, insurance and credit journeys. nextShop continues to grow in supply and in number of partners, and the next's Financial Education pillar had one more chapter: a web series produced in conjunction with the Zumbi dos Palmares University.

Highlights

Open Finance: one of the first digital banks to participate in Open Finance, next launched the "Minhas Finanças" (My Finance) account unifier, which allows the client to view their checking account information and credit cards of financial institutions participating in the system. The unifier is one of the most complete on the market, with data from the last 12 months and details like invoices, future entries and limits.

New features: payment of the IPVA (car tax) on weekends, issuing a copy of the proof of payment and online purchases with payment by bank slip in the nextJoy child account were the new features offered in the period, along with improved usability in investment, insurance and credit journeys, which became simpler and more intuitive.

nextShop: the next marketplace added 34 new retailers in the period, now totaling 81 sellers on the platform. The number of items sold grew from 234 thousand to 450 thousand, attracting clients mainly in the promotions for Mother's Day and Valentine's Day.

Financial education: in partnership with the Zumbi dos Palmares University, next produced and launched on its YouTube channel (@videosdonext) the web series of financial education "Curta sua Grana", focused on answering the main doubts of University students. The series gives tips on financial management, the correct use of the credit card and how to start investing.

Main Indicators

Clients
In Million


+127%
5.4
11.0
12.2
2Q21
1Q22
2Q22

78% | are not Bradesco account holders

Total Amount of Transactions
Base 100


100
156
179
2Q21
1Q22
2Q22

The number of transactions grew **79%** in 12 months – demonstrating increasing engagement of clients with the platform.

Loan Portfolio
Base 100


100
211
280
2Q21
1Q22
2Q22

The loan portfolio increased by **180%** in 12 months – an important business indicator for next.

Ágora, the investment house of Banco Bradesco, is an open platform for account holders and non-account holders and that has curated the selection of the best financial products on the market, has more than 1,100 investment options, allowing access to the stock market, options, BDRs, ETFs and FIIs listed on B3 through the Home Broker. It has a wide range with more than 500 options in fixed income, investment funds from renowned market managers, COEs and private pension; besides exclusive products and services, such as Invista Fácil Ágora, which brings the recommended portfolios of Ágora with investments from R$1; Paid Custody programs and Ágora Trader, with new advanced trading platforms. All accessible from a 100% digital, agile and intuitive registration journey, via App or website, 24 hours a day. Through the channels Ágora Play and Ágora Cast, clients have a lot of content, information, analysis and recommendations updated daily, in addition to the new financial education platform, the Ágora Academy, which offers over 90 courses, of which 50 are free, devised by the largest business schools in the country.

The evolution of Ágora translates into figures: 822 thousand clients at the end of the second quarter of 2022, with a growth of 22% over the same period of the previous year. Assets under custody, on the other hand, reached R$65.9 billion.


R$ billion
672.9
705.9
743.2
784.7
822.3
72.2
68.4
66.6
73.2
65.9
June21
Sept21
Dec21
Mar22
June22
Assets under Custody
Number of Clients (In thousands)

3rd
Position in the B3's ranking of custody of Individuals

822
Thousand clients

R$65.9 bi
Assets under Custody

Learn more about our investment house:

- **100% digital** registration and completely free;
- **1,100** investment options bringing together more than **130** market institutions;
- **Exclusive** products, including from R$1,00;
- **Complete, modern** and **intuitive** platforms**;**
- **Reviews, recommendations**, and **content** from the award-winning Research team; and
- **Advice** from experts who understand the subject.



Ágora **Academy**



Ágora **Play**



Ágora **Cast**


ÁGORA Kids

Ágora **Kids**



Ágora **Universitário**


ÁGORA
TRADER

Ágora **Trader**

Learn more about everything that happens in the market by accessing our profiles on social media.

Bitz

13.7 MM

downloads since its release. 4.2 MM downloads in the 2Q22 alone.

A **505%** growth over the same period of the previous year.

8.3 MM

accounts created up to the 2Q22

A **678%** growth in comparison to the same quarter of 2021 and a **37%** increase in relation to the previous quarter.

+ 2MM new accounts generated via *Indique e Ganhe* (MGM) since its launch.

Accumulated Accounts Created
In million



1.1
6.0
8.3
2Q21
1Q22
2Q22



Bitz continues to growth at a strong pace according to the strategy of expansion and growth in the product value chain.

Bitz released this credit card in April 2022 with the Elo Flex brand, it offers exemption of the annual fee, cashback promotions at Cuponeria, Deezer, home insurance, pet insurance, 50% discount in Cinemark tickets and R$20 on cell phone bonuses. It offers a partnership for purchasing of vouchers to be used in taxi, transport, delivery, music, series and games Apps.

33% of the base of clients with transactions in the quarter.

% of Clients with Transactions



49%
34%
33%
2Q21
1Q22
2Q22

It exceeded the average transactional frequency of the market, reaching 11.6 x/month (in card use).

Traded Volume
Base 100



100
777
1,103
2Q21
1Q22
2Q22

digio

Tudo se transforma



Total Account
In million



1.6
2.8
4.2
2Q20
2Q21
2Q22

Loan Portfolio
In R$ billion



2.0
2.5
2.8
2Q20
2Q21
2Q22

Traded Volume
In R$ billion



1.1
2.0
2.8
2Q20
2Q21
2Q22

Total Revenues
In R$ million



194
216
241
2Q20
2Q21
2Q22

+63%

in total accounts (2Q22 vs. 2Q20)

+57%

Traded Volume (2Q22 vs. 2Q20)

Google My Business | **4.3**/5
Reclame Aqui| **8.1**/10
App Store | **4.6**/5
Play Store | **4.4**/5

FGTS Birthday Advance Withdrawal: Launch of the new loan product with guarantee for our clients and partners (our external APIs enable you to sell the product on any channel).

June 6 – Digio Bank Launch

June 13 – PicPay Launch

Distribution in Multiple channels: External APIs for distribution of products in multiple channels.

Uber Account: Launching on May 31 of the exclusive discount platform, Uber Discount Account, a list of 5-star stores and discounts of up to 60% on various segments. This solution increases the engagement of drivers.

BAC Florida Bank

Bradesco BAC Florida Bank has a complete offer of banking products and services in the United States. In 2022 the real estate financing segment has been performing strongly. The origination of new contracts grew by 82% in the first half of 2022 when compared to the same period in 2021, with the emphasis on real estate financing that grew 175% in the same comparison period. This result has led the real estate financing portfolio to grow by 24% (1H22 vs. 1H21).

Open Finance

Our clients can already share registration, account, credit cards and loan operations data among participating institutions. For the future, insurance, pension, capitalization, foreign exchange operations and investment data can also be shared. All sharing is only performed after client authorization, which chooses the data, institutions, and sharing time. At Bradesco, the new ecosystem means even more focus on the client, with the development of tailored offerings according to their profile, wishes and needs.

FINANCIAL MANAGER

Always keeping the focus on the client, we created a financial manager that consolidates data from Bradesco and other institution accounts, such as balance, limit, statement, and loan operations with allotment monitoring. Starting in the last quarter, Individual clients can already take advantage of the functionality and view data from other financial institutions on the Bradesco App, after sharing via Open Finance.
In addition, clients using our financial manager will soon have access to personalized insights, transaction tips, among other benefits. The "Meus Bancos" (My Banks) feature is available to Individual clients on the Bradesco App, and to Corporate clients through access to the "Bancos da Empresa" (Company's Banks) on the App and Net Empresa.

5.8 million users interacted
Until June 2022 | Bradesco App for Individuals

PAYMENT INITIATOR

In June, Bradesco obtained the security certification of the Central Bank of Brazil. This way, as per the third quarter of this year, Individual clients can use the Bradesco App to make Pix transactions debiting the value of their balance from other institutions. The functionality takes even more practicality to our clients, maintaining the security of the Bradesco ecosystem. Soon this option will be available in all of our channels.

Created by the Central Bank of Brazil, Pix allows the payment, transfer and receipt at any time of the day, every day of the year, even on weekends and holidays. It can be credited to the beneficiary's account in a few seconds. Pix can be performed from a checking account, a savings account or a payment account. The transactions are carried out by informing the Pix key registered (CPF/CNPJ, mobile, e-mail or random key), TED/DOC model (using branch and checking account data) or scanning the QR Code for payment. Everything online, through digital channels. Since its implementation, more than 38.8 million keys have been registered. In addition to all the advantages that this new system offers for being instantaneous and simple to use, we added value by offering the possibility of loan contracting on Pix, in case of insufficient balance to transfer, for Individual clients the new home that made the Pix transaction more fluid and intuitive was made available, with ideal solutions for the client to resolve everything online and Pix's solution in the checkout machines (TEF/POS) for retail clients. It is worth mentioning that we were the first bank to add digital insurance protection and loan offers linked to the Pix journey, where the offer is contextualized. In addition to the 100% online journey innovations for hiring services, such as Pix in checkout machines, Pix *Saque* (Withdrawal) and Pix *Troco* (Change) and for contesting transactions using the Special Return Mechanism (MED) and the Customization of the QR Code.





Service Network

Bradesco Varejo (Retail)

2,565 branches, 976 business units, 3,645 service points, 680 electronic service points and 40,296 Bradesco Expresso (banking correspondent) units.

In addition, we offer our Digital Channels and thousands of self-service machines, providing full autonomy to the clients to carry out banking transactions conveniently and securely, whenever and wherever they want.

Through the implementation of digital journeys, we are advancing in the offer of new solutions always aiming to improve our customer experience (Individuals and Companies), in addition to strengthening financial guidance as a pillar of banking inclusion throughout the country.

Bradesco Prime

This is the segment for high-income Individuals, operating throughout Brazil. The client has access to the model of full relationship, with well-sought solutions based on their profile and moment of life.

Its mission is to be the first option bank for clients, focusing on the quality of customer service and the offering of solutions that meet the clients' needs through specialized teams, in order to add value to shareholders and employees, according to the professional and ethical standards.

Criteria to be a Bradesco Prime client include: an income of R$15 thousand per month or investments above R$150 thousand.

The key offered differentiators include a relationship manager, investment advice for the wealth management, Viva Prime Program (exclusive benefits and discounts in partner brands), Bradesco Prime Cashback (partial cashback on purchases in selected partners), complete portfolio of credit cards, credit lines with special rates, international services, digital channels to access Bradesco Prime wherever you are, in addition to a unique platform for clients with a digital profile.

Bradesco Private Bank

Offers exclusivity and works side by side with clients to conserve and manage family wealth across generations, underscoring the increase of its international value proposition with Bradesco BAC Florida Bank and its subsidiaries.

Designing innovative solutions to meet the ambitions and the individual needs of each of our clients, we have a complete structure of Wealth Management comprising everything from liquid and illiquid assets to the best vehicles and investment structures for the perpetuation of the family's estate.

Clients have access to a complete, open and differentiated platform, which offers investment options locally and internationally, in addition to exclusive funds, always counting on an experienced team of managers, economists, and advisors. In addition, they can access all of our business solutions, including Investment Bank, Loan, Insurance, Broker, Pension, among others.

Currently, Bradesco Private Bank has 13 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nationwide presence, in addition to a foreign unit in Luxembourg, Bradesco Europe.

Bradesco Corporate

Bradesco Corporate, focused on both large and medium-sized enterprises, is responsible for serving business groups. With its offices located in the main financial centers and with a value proposition based on proximity and relationship, it offers customized services with a global reach and has a highly skilled team to fulfill all clients' needs through a wide portfolio of products, structured solutions and financial services.

Wholesale is focused on digital transformation for the managers' journey, aiming for better customer experience and new business opportunities. Our four Corporate units are: Large Corporate, Corporate, Multi & Institutional and Corporate One. The segmentation within these areas observes concepts of revenues, sectoral and geographical aspects, among others.

Service Points and Clients

	June22	Mar22	June21	June22 x Mar22	June22 x June21
\\ Structural Information - Units					
Customer Service Points	84,074	83,890	83,516	184	558
- Branches	2,926	2,948	3,168	(22)	(242)
- Service Centers	3,645	3,692	3,880	(47)	(235)
- Electronic Service Centers	680	704	795	(24)	(115)
- Business Units	976	973	884	3	92
- Banco24Horas Network	16,689	16,297	15,648	392	1,041
- Bradesco Expresso (Correspondent Banks)	40,296	41,045	41,584	(749)	(1,288)
- Bradesco Financiamentos	18,790	18,158	17,483	632	1,307
- Losango	57	57	57	-	-
- Branches, Subsidiaries and Representation Office, Abroad	15	16	17	(1)	(2)
ATMs	48,029	50,208	52,598	(2,179)	(4,569)
- Onsite Network - Bradesco	24,149	26,198	28,771	(2,049)	(4,622)
- Banco24Horas Network	23,880	24,010	23,827	(130)	53
Employees	88,129	87,488	87,362	641	767
Outsourced Employees and Interns	10,423	10,705	14,285	(282)	(3,862)
\\ Clients - In million					
Total Client (1)	75.5	74.8	71.2	0.7	4.3
Account Holders (2)	37.6	37.0	34.2	0.6	3.4
Savings Accounts	65.8	65.8	67.5	-	(1.7)

(1) It excludes overlap of clients; and **(2)** It includes salary accounts.

Market Share

Main Products and Services in relation to the Market

% Bacen	June22	Mar22	June21
\\ Bank			
Demand Deposits	N/A	N/A	10.0
Savings Deposits	N/A	N/A	13.1
Time Deposits	N/A	N/A	15.2
Loans	12.3 (1)	12.4	12.3
Loans - Private Institutions	21.3 (1)	21.5	21.9
Loans - Vehicles Individuals (CDC + Leasing)	14.0 (1)	13.8	13.1
Payroll-Deductible Loans	15.9 (1)	16.2	16.4
Social Security Institute (INSS)	19.5 (1)	20.4	20.7
Private Sector	14.4 (1)	14.4	14.3
Public Sector	13.6 (1)	13.7	13.8
Real Estate Financing	9.7 (1)	9.7	9.4
\\ Consortia			
Real Estate	19.2 (2)	19.1	20.2
Auto	28.7 (2)	29.4	30.9
Trucks, Tractors and Agricultural Implements	21.0 (2)	19.1	17.1
\\ International Area			
Export Market	15.0	15.5	17.0
Import Market	7.9	9.3	10.2
\\ Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.9 (2)	22.7	22.5
Technical provisions for insurance, pension plans and capitalization bonds	22.5 (2)	22.5	23.0
Pension Plan Investment Portfolios (including VGBL)	22.7 (2)	22.9	23.8
\\ Anbima			
Investment Funds and Managed Portfolios	16.4	16.6	17.4
\\ National Social Security Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	31.1	31.2	31.9
\\ Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	21.8	21.9

(1) Reference date: Apr 2022; **(2)** Reference date: May 2022; and **N/A** – Not available.

Market Share of the Branches


Bradesco
Market
Market Share
2Q22
2,926
17,120
17.1%
TOTAL
222
1,058
21.0%
NORTH
674
2,935
23.0%
NORTHEAST
227
1,438
15.8%
CENTRAL-WEST
1,379
8,442
16.3%
SOUTHEAST
424
3,247
13.1%
SOUTH

Return to Shareholders

Main Indicators

Price/Income Ratio[1]

It indicates the possible number of years (fiscal) in which the investor would recover the capital invested based on the closing prices of common and preferred shares.


9.4
7.1
6.5
7.4
6.2
June21
Sept
Dec
Mar22
June

Price Ratio / Book Value per Share

It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


1.6
1.3
1.2
1.3
1.1
June21
Sept
Dec
Mar22
June

Dividend Yield [2] [3] - %

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by the profit sharing.


2.4
5.5
5.3
4.5
6.5
2Q21
3Q
4Q
1Q22
2Q

(1) Recurring net income in 12 months; (2) Source: Economatica; and (3) Calculated by the share with the highest liquidity.

Recommendation of Market Analysts Preferred Shares – BBDC4

(13 reports were analyzed)

1	12
Keep	Buy

Market capitalization



168.3

R$ billion

In June 2022

Payout / Dividends and Interest on Shareholders' Equity


34%
69%
30%
39%
30%
R$ million
7,299
15,863
5,548
9,240
4,765
12M18
12M19
12M20
12M21
1H22
Dividends/Interest on Shareholders' Equity (1) - Gross
Net Payout (2) - 12 months

(1) In 12M19, it considers R$8 billion of extraordinary dividends paid on October 23, 2019. In 12M21, it considers R$2.2 billion of complementary dividends/Interest on Shareholders' Equity paid on December 30, 2021. In 1H22, it considers R$2.0 billion of Interest on Shareholders' Equity paid on June 30, 2022; and (2) Calculated based on book net income after the legal reserve adjustment.

Trading Daily Average Volume


R$ million
928
522
406
1,223
734
489
1,586
1,089
497
1,834
1,138
696
1,795
1,019
776
2018
2019
2020
2021
June22
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4


241
174
Base 100
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
June22
BBDC4
Ibovespa

Performance of the Bradesco Shares [1]

In R$	June22	Mar22	June21	June22 x Mar22	June22 x June21
Book Value per Common and Preferred Share	14.33	14.18	13.74	1.1	4.2
Last Trading Day Price – Common Shares	14.36	16.35	18.72	(12.2)	(23.3)
Last Trading Day Price – Preferred Shares	17.18	19.91	22.13	(13.7)	(22.4)

(1) Adjusted for corporate events in the periods.

Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

Governance

The main decisions and the strategic direction are conducted by the Sustainability and Diversity Committee, composed of the Chairman of the Board of Directors, the Board Members, the CEO and the Executive Vice-President. This Committee is required to meet bimonthly and is advised by the Sustainability Committee, represented by the Organization's main areas.

Strategy

We updated our Sustainability Strategy, focusing on three main themes to intensify our performance and purpose: Sustainable Business, Climate Agenda, and Financial Citizenship.

1. Sustainable Business
Driving positive impact businesses that foster social and environmental development

2. Climate Agenda
Ensure that our businesses are prepared for climate challenges, raising awareness and engaging our clients concerning risks and opportunities

3. Financial Citizenship
Promoting education and financial inclusion to leverage socioeconomic development

R$250 bi
Goal 2025

52%
of achievement of the Sustainable Business Goal by June 2022.

R$129 billion
have already been allocated in the commitment to directing, by 2025, R$250 billion for assets, sectors and activities with socio-environmental benefits by using the corporate loan, advice on the capital market and sustainable financial solutions.

Bradesco sustainable businesses are highlighted in a report from GFANZ

GFANZ (Glasgow Financial Alliance for Net-Zero) – **a global alliance of financial institutions committed to the net-zero carbon emission goal** – released a report that provides a series of recommendations and guidelines that support financial-sector companies to develop and implement climate-transition plans. The report highlighted two Bradesco cases, as a reference of best practices of the industry in implementing recommendations for aligning products and services to the net-zero, in order to allocate and secure capital for reductions of emissions in the real economy (**gfanzero.com/publications**).

PRB Commitment to health and Financial Inclusion

Bradesco became the first Brazilian bank to sign the **Commitment to Health and Financial Inclusion**, linked to the United Nations Environment Program (UNEP FI) – an unprecedented commitment that promotes universal financial inclusion and fosters a banking sector that supports the financial health of its clients. With the signature, the bank undertakes to take a leading role in accelerating actions for inclusion, health, and financial well-being.

Voluntary Commitments

We establish dialogs with various stakeholders and adhere to **initiatives and voluntary commitments**, such as Global Compact, Sustainable Development Goals (SDGs), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Responsible Banking (PRB), Women's Empowerment Principles (WEPs), Task Force on Climate-Related Financial Disclosures (TCFD), Investors for the Climate (IPC), Partnership for Carbon Accounting Financials (PCAF), Brazil Climate, Forests and Agriculture Coalition, among others.

Eco-Efficiency Management

The targets (energy consumption, ground fleet and air fleet) established in our **Eco-Efficiency Master Plan (2022-2030)** follow sectoral indications from the Science-Based Targets initiative (SBTi), to contribute to the limiting of global warming by 2°C, according to the Paris Agreement.

Climate Commitments

100%

Renewable Energy

100% of our structures are supplied by renewable energy sources.

100%

Neutralized

We neutralized 100% of the greenhouse gas emissions (carbon equivalents) generated by our operations.

Financed Emissions

We measured the carbon emissions of 100% of our corporate loan portfolio.

Net-Zero Banking Alliance

We committed to aligning our loan and investment portfolios to achieve net-zero carbon emissions by 2050.

ESG Performance

Our ESG evolution is confirmed through the performance mostly above the average for the industry in the evaluations of the main ratios and ratings, both national and international.

Transparency and Disclosure

We follow **international guidelines of transparency and disclosure**, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, and follow in line with the recommendations of the TCFD in climate reporting. Information and data are available on our Sustainability website (bradescosustentabilidade.com.br) and Bradesco Integrated Reports (**bradescori.com.br**).

Additional Information

Investor Relations area – IR

Generating value means delivering financial income for our **stakeholders** based on resilience, robustness, and speed to fit our clients' needs, based on robust, transparent, and full governance.

Our relationship with investors is built in a clear and objective manner and through constant dialog with the market.


bradesco
Relações com Investidores
Investir em transparência: isso tem futuro.
Conheça o site de sustentabilidade: bradescosustentabilidade.com.br
Últimos Relatórios
Últimos Comunicados
24.09.2021
Bradesco 2T21 - Apresentação Institucional
04.08.2021
Bradesco 2T21 - Apresentação de Resultados
03.08.2021

In the **second quarter of 2022**, we had:

180

Meetings and conference calls with the participation of **317 national and international investors of 214 funds**

4

National, international and local non-deal roadshow conferences

Through the Market Relations area (DRM), **we constantly disseminate information regarding the financial-economic performance of the Organization, as well as its governance structure, policies and practices.**


integrado
2020

All this information is available on the **bradescori.com.br** website. Among them, we have **the Economic and Financial Analysis Report**, which provides an accurate analysis of corporate accounting, and **Bradesco Integrated Report 2021**, in which, following the best practices of corporate governance and in a process of continuous evolution in the provision of information with transparency, we have a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to the Bank's information, on the IR website is also possible to find:

- **Institutional videos** with messages from the Organization's Executives;
- Company **presentations**;
- Calendar of **events**;
- Regulatory **forms**; and
- Our **strategic positioning** and our **operational management to face the Covid-19 pandemic**, in addition to their effects on the economy and on Brazilian society as a whole, among other corporate information.

Social Actions

Fundação Bradesco

More than **65 years** developing a broad socio-educational program, **which brings free and quality education to the whole country**.

With **40 own schools**, the Foundation **is present in all the Brazilian states** and **Federal District**.

The prediction is that **66,958 students** will be benefited in 2022 on the operational fronts that comprise **Basic Education** (Child Education, Elementary and Secondary Education and Technical Vocational Education at Secondary Level), **Youth and Adult Education**, and **Initial and Continuing Education** courses, geared toward the creation of jobs and generating income.

To the more than **40,000 students of Basic Education, uniforms, school material, food and medical-dental care will be assured**, in addition to formal education.

R$1.0 billion to be invested in 2022

A total of 2.3 million students to complete at least one of the several courses offered in the schedule will also be benefited from distance learning education (EaD), through the e-learning portal "Escola Virtual" (Virtual School).
In addition, another **7,000 students** will be benefited from projects and actions in partnership, such as education and IT courses and lectures.


Chegou a hora de acreditar!

Ratings

Fitch Ratings

	Long-term	Short-term
Domestic Currency	**BB**	**B**
Foreign Currency	**BB**	**B**
National Scale	**AAA(bra)**	**F1+(bra)**

Viability: **bb**

Government Support Rating: **b+**

Moody's

	Long-term	Short-term
Domestic Currency Counterparty	**Ba1**	**NP**
Foreign Currency Counterparty	**Ba1**	**NP**
Deposits - Domestic Currency	**Ba2**	**NP**
Foreign Currency Deposit	**Ba2**	**NP**
National Scale	**AAA.br**	**ML- A1.br**

S&P Global

	Long-term	Short-term
Domestic Currency	**BB-**	**B**
Foreign Currency	**BB-**	**B**
National Scale	**brAAA**	**brA-1+**

Austin Rating

	Long-term	Short-term
National Scale	**brAAA**	**brA-1**

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, CNSP Resolution No. 432/21 establishes that **corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR)**. MCR is equivalent to the base capital or the risk capital, whichever is higher. The ASE is valued economically and should be calculated based on book shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 451/20 and subsequent amendments establish that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). Until December 2022, the RC is equivalent to the highest value between the base capital (BC) and the solvency margin (SM), except for corporations that have opted for the early adoption of the risk-based capital (RBC). In March 2020, Bradesco Saúde opted for the early adoption of the standard RBC model in the calculation of its RC.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels.

Capital Management

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and in the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extreme adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the ICAAP Process (Internal Capital Adequacy Assessment Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the maximum body.

We subsidized the Senior Management with analyses and projections of the availability and necessity of capital, identifying threats and opportunities that affect the planning of sufficiency and seeking the optimization of the levels of capital, thus meeting the determinations of the Central Bank of Brazil, pertinent to the activities of capital management.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

	Basel III Prudential Conglomerate				
In R$ million	June22	Mar22	Dec21	Sept21	June21
\\ Calculation Basis					
Regulatory Capital	152,504	152,490	150,236	141,773	141,108
Tier I	129,636	132,801	130,565	128,401	125,012
Common Equity	115,825	121,300	119,107	118,453	115,592
Shareholders' Equity	152,704	151,099	147,121	147,606	146,488
Non-controlling/Other	1,345	1,178	(27)	(341)	(404)
Phase-in arrangements	(38,224)	(30,976)	(27,987)	(28,812)	(30,492)
Additional Capital	13,811	11,501	11,459	9,948	9,420
Tier II	22,868	19,689	19,671	13,371	16,096
\\ Risk-Weighted Assets (RWA)	**974,639**	**972,604**	**953,326**	**933,991**	**884,639**
Credit Risk	890,743	890,984	873,737	846,972	799,070
Operational Risk	75,255	74,882	71,594	71,594	66,908
Market Risk	8,641	6,738	7,995	15,425	18,661
\\ Total Ratio	**15.6%**	**15.7%**	**15.8%**	**15.2%**	**16.0%**
Tier I Capital	13.3%	13.7%	13.7%	13.7%	14.1%
Common Equity	11.9%	12.5%	12.5%	12.7%	13.1%
Additional Capital	1.4%	1.2%	1.2%	1.1%	1.1%
Tier II Capital	2.3%	2.0%	2.1%	1.4%	1.8%

Contributing towards overcoming the crisis

Implementation of telework policy for eligible employees

We kept the recommendations on mask use, frequent hand hygiene and safe distancing measures and screening of clients to avoid crowding within the bank branches

Psychosocial support channel, Lig Viva Bem, with 24-hour services, 7 days a week, with free voluntary access for our employees and their family group

Performing antigen tests in the In Company Units of Meu Doutor Novamed free-of-charge for employees and dependents in the health plan

Implementation of the telework policy

Since the beginning of the pandemic, the Organization, following a contingency plan, has enabled employees to work 100% remotely for the administrative departments and weekly rotation shifts for the branch network. With the implementation of the telework policy, a structured model for eligible employees to fulfill part of their work journey from home, remotely and in accordance with labor rules, we provide a learning path focused on defining the telework mode, its characteristics, criteria and applicability; guidance on ergonomics and adapting the remote working environment to prevent illness or accident at work and to ensure their health and well-being; to acknowledge and apply the guidelines and reflections on the ethical principles of the Organization and how they influence day-to-day in telework.

For more information on our actions related to the coronavirus, please visit:
www.bradesco.com.br/coronavirus

In R$ million (unless otherwise stated)	2Q22	1Q22	4Q21	3Q21	2Q21	1Q21	4Q20	3Q20	2Q20
\\ Income Statement for the Period									
Recurring Net Income	7,041	6,821	6,613	6,767	6,319	6,515	6,801	5,031	3,873
Net Interest Income	16,361	17,061	16,962	15,702	15,738	15,578	16,657	15,288	16,684
Client NII	16,947	15,818	14,779	14,054	13,471	13,225	13,219	12,794	13,163
Net Margin	11,634	10,982	10,496	10,696	9,984	9,318	8,651	7,206	4,273
Expanded ALL	(5,313)	(4,836)	(4,283)	(3,358)	(3,487)	(3,907)	(4,568)	(5,588)	(8,890)
Fee and Commission Income	8,976	8,611	8,864	8,756	8,412	8,067	8,717	8,121	7,626
Operational Expenses	(11,530)	(11,702)	(12,867)	(11,882)	(10,990)	(11,204)	(11,483)	(11,724)	(11,459)
Income from Insurance, Pension Plans and Capitalization Bonds	3,707	3,286	3,527	3,213	1,574	3,137	2,281	3,131	3,778
\\ Statement of Financial Position									
Total Assets	1,757,780	1,724,422	1,695,217	1,716,168	1,672,753	1,662,619	1,644,804	1,659,687	1,571,407
Securities and Derivative Instruments	755,927	727,793	749,981	766,619	749,516	735,796	693,467	683,060	669,338
Expanded Loans Portfolio	855,381	834,451	812,657	773,323	726,453	705,160	686,968	664,414	661,115
- Individuals	341,557	331,404	320,760	303,479	285,620	270,220	260,258	243,404	236,004
- Companies	513,824	503,047	491,897	469,844	440,833	434,940	426,711	421,010	425,111
Allowance for Loan Losses (ALL)	(48,790)	(47,149)	(45,236)	(44,624)	(44,401)	(46,030)	(45,339)	(44,894)	(43,209)
Total Deposits	570,305	551,231	578,955	568,367	550,476	542,927	551,353	526,540	495,873
Shareholders' Equity	152,704	151,099	147,121	147,606	146,488	144,240	143,703	137,461	135,134
Assets under Management	2,655,562	2,633,530	2,604,416	2,627,596	2,593,201	2,550,871	2,508,295	2,474,764	2,364,472
\\ Performance Indicators (%)									
Recurring Net Income per Share (in 12 month) - R$ (1)	2.56	2.49	2.46	2.48	2.31	2.08	1.83	1.81	1.95
Book Value per Common and Preferred Share - R$ (1)	14.33	14.18	13.80	13.85	13.74	13.53	13.48	12.90	12.68
Recurring Net Income per Share (1)	0.66	0.64	0.62	0.63	0.59	0.61	0.64	0.47	0.36
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.18	0.18	0.23	0.04	0.30	0.16	0.14	0.11	0.08
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.20	0.20	0.26	0.04	0.33	0.17	0.15	0.12	0.09
Annualized Return on Average Equity (2)(3)	18.0	18.0	18.1	18.3	18.2	18.7	14.8	12.9	11.8
Annualized Return on Average Assets (3)	1.6	1.6	1.6	1.6	1.5	1.6	1.2	1.1	1.0
Fixed Asset Ratio	26.0	26.8	25.9	29.4	29.6	29.9	30.1	33.1	32.6
Combined Ratio - Insurance (4)	91.2	90.5	90.9	95.8	95.8	88.0	95.5	86.0	74.5
Efficiency Ratio (ER) (5) (6)	44.7	45.6	46.0	45.4	45.7	45.3	46.3	47.2	47.8
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (5)	80.5	80.9	81.0	82.4	82.4	81.1	80.6	79.3	77.8
Market Capitalization - R$ million (7)	168,272	196,132	171,480	187,419	231,006	222,092	226,778	165,343	175,191
\\ Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)									
ALL / Loan Portfolio (%)	7.7	7.6	7.4	7.7	8.1	8.7	8.9	9.2	9.0
Non-performing Loans (> 60 days / Loan Portfolio) (%)	4.4	4.0	3.4	3.2	3.1	3.3	2.9	2.7	3.6
AA - C Rated Loans / Loans (%)	88.9	89.4	89.9	89.6	89.2	89.2	88.7	87.9	89.7
D-rated Loans / Loans (%)	3.1	3.2	3.2	3.6	3.8	3.3	3.6	4.2	2.5
E-H rated Loans / Loans (%)	7.9	7.4	6.9	6.8	6.9	7.5	7.7	7.9	7.8
D-rated loans	19,927	19,816	19,346	20,696	20,769	17,540	18,434	20,361	11,745
Provision for D-rated loans	4,163	5,614	5,461	5,852	5,834	4,749	4,901	5,386	2,812
Provision / D-rated loans (%)	20.9	28.3	28.2	28.3	28.1	27.1	26.6	26.5	23.9
D-H rated Non-Performing Loans	30,361	27,958	23,382	21,308	19,000	20,155	17,355	15,716	18,394
Total Provision / D-H-rated Non-performing Loans (%)	160.7	168.6	193.5	209.4	233.7	228.4	261.2	285.7	234.9
E-H Rated Loans	50,162	45,654	42,247	39,602	37,983	39,563	39,336	38,926	37,410
Provision for E-H rated loans	39,063	35,995	33,759	32,153	30,683	32,212	32,492	32,211	32,533
Provision / E-H rated loans (%)	77.9	78.8	79.9	81.2	80.8	81.4	82.6	82.8	87.0
E-H rated Non-Performing Loans	25,051	22,521	18,663	17,018	14,779	15,857	14,125	12,993	15,541
Total Provision / E-H-rated Non-performing Loans (%)	194.8	209.4	242.4	262.2	300.4	290.3	321.0	345.5	278.0
Delinquency Ratio (> 90 days / Loan Portfolio) (%)	3.5	3.2	2.8	2.6	2.5	2.5	2.2	2.3	3.0
Coverage Ratio (> 90 days) (%)	218.1	235.4	260.9	296.9	324.7	349.8	402.8	398.2	299.5
Coverage Ratio (> 60 days) (%)	176.5	189.3	215.4	243.7	263.2	266.7	310.6	337.4	249.8

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** Year-to-Date Recurring Net Income; **(4)** It excludes additional reserve; **(5)** In the last 12 months; **(6)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(7)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Consolidated Balance Sheet – Bradesco

R$ million	June22	Mar22	June21	June22 x Mar22	June22 x June21
\\ Assets					
\\ Cash and due from banks	**23,906**	**18,928**	**24,473**	**26.3**	**(2.3)**
\\ Financial instruments	**1,638,270**	**1,611,732**	**1,556,181**	**1.6**	**5.3**
Interbank investments	103,400	124,243	116,543	(16.8)	(11.3)
Compulsory deposits with the Brazilian Central Bank	85,451	84,569	85,381	1.0	0.1
Securities	730,769	702,028	717,652	4.1	1.8
Derivative Financial instruments	25,158	25,765	31,864	(2.4)	(21.0)
Loans	527,781	514,785	465,923	2.5	13.3
Other financial instruments	165,711	160,342	138,818	3.3	19.4
\\ Leases	**3,362**	**3,275**	**2,742**	**2.7**	**22.6**
\\ Provision for Expected Credit Loss Associated with Credit Risk	**(48,790)**	**(47,149)**	**(44,401)**	**3.5**	**9.9**
Loans	(46,249)	(44,234)	(41,479)	4.6	11.5
Leases	(50)	(52)	(61)	(3.8)	(18.0)
Other receivables	(2,491)	(2,863)	(2,861)	(13.0)	(12.9)
\\ Deferred tax assets	**90,621**	**87,478**	**85,144**	**3.6**	**6.4**
\\ Investments in associates and Jointly Controlled Entities	**2,958**	**2,850**	**1,792**	**3.8**	**65.1**
\\ Premises and equipment	**21,353**	**22,660**	**21,658**	**(5.8)**	**(1.4)**
\\ Intangible Assets	**42,680**	**43,025**	**41,656**	**(0.8)**	**2.5**
\\ Depreciation and Amortization	**(38,899)**	**(38,965)**	**(38,470)**	**(0.2)**	**1.1**
Premises and equipment	(12,666)	(12,599)	(11,870)	0.5	6.7
Intangible Assets	(26,233)	(26,366)	(26,600)	(0.5)	(1.4)
\\ Other assets	**25,634**	**24,064**	**25,319**	**6.5**	**1.2**
\\ Impairment of Assets	**(3,315)**	**(3,475)**	**(3,341)**	**(4.6)**	**(0.8)**
\\ Total	**1,757,780**	**1,724,422**	**1,672,753**	**1.9**	**5.1**
\\ Liabilities					
\\ Deposits and Other Financial Instruments	**1,215,206**	**1,191,102**	**1,151,260**	**2.0**	**5.6**
Deposits from banks	309,552	321,966	331,216	(3.9)	(6.5)
Deposits from clients	567,575	547,887	546,117	3.6	3.9
Securities issued	195,341	182,185	134,828	7.2	44.9
Subordinated debt	53,796	49,716	47,562	8.2	13.1
Derivative financial instruments	17,061	19,071	21,031	(10.5)	(18.9)
Other liabilities	71,881	70,277	70,506	2.3	2.0
\\ Provision	**345,419**	**337,667**	**324,727**	**2.3**	**6.4**
Insurance technical provisions and pension plans	307,819	301,001	288,364	2.3	6.7
Other reserves	37,600	36,666	36,363	2.5	3.4
\\ Deferred income tax	**6,012**	**5,686**	**7,345**	**5.7**	**(18.1)**
\\ Other liabilities	**36,818**	**37,225**	**41,308**	**(1.1)**	**(10.9)**
\\ Total liabilities	**1,603,455**	**1,571,680**	**1,524,640**	**2.0**	**5.2**
\\ Shareholders' Equity					
\\ Shareholders' Equity Attributed to Controlling Shareholders	**152,704**	**151,099**	**146,488**	**1.1**	**4.2**
\\ Non-controlling interest	**1,621**	**1,643**	**1,625**	**(1.3)**	**(0.2)**
\\ Shareholders' Equity Total	**154,325**	**152,742**	**148,113**	**1.0**	**4.2**
\\ Total	**1,757,780**	**1,724,422**	**1,672,753**	**1.9**	**5.1**

Consolidated Balance Sheet – Insurance

R$ million	June22	Mar22	June21	June22 x Mar22	June22 x June21
\\ Assets					
\\ Current and Long-Term Assets	**349,873**	**342,630**	**333,640**	**2.1**	**4.9**
Securities	332,819	327,850	321,125	1.5	3.6
Insurance Premiums Receivable	5,070	4,570	4,202	10.9	20.6
Other Loans	11,984	10,210	8,313	17.4	44.2
\\ Permanent Assets	**9,126**	**9,021**	**7,972**	**1.2**	**14.5**
\\ Total	**358,999**	**351,651**	**341,613**	**2.1**	**5.1**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**326,472**	**318,629**	**304,390**	**2.5**	**7.3**
Technical provisions for insurance, pension plans and capitalization bonds	307,819	301,001	288,364	2.3	6.7
Tax, Civil and Labor Contingencies	2,466	2,555	2,728	(3.5)	(9.6)
Payables on Insurance, Pension Plan and Capitalization Bond Operations	801	786	576	2.0	39.1
Other obligations	15,386	14,287	12,722	7.7	20.9
\\ Non-controlling Interest	**741**	**760**	**736**	**(2.5)**	**0.7**
\\ Shareholder's Equity	**31,785**	**32,261**	**36,486**	**(1.5)**	**(12.9)**
\\ Total	**358,999**	**351,651**	**341,613**	**2.1**	**5.1**

R$ million	Second Quarter of 2022				First Quarter of 2021			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
\\ Net Interest Income	**20,003**	**(3,642)**	**-**	**16,361**	**22,333**	**(5,272)**	**-**	**17,061**
Expanded ALL	(6,370)	1,057	-	(5,313)	(6,813)	1,977	-	(4,836)
\\ Gross Income from Financial Intermediation	**13,633**	**(2,585)**	**-**	**11,048**	**15,519**	**(3,294)**	**-**	**12,225**
Income from Insurance, Pension Plans and Capitalization Bonds	1,748	1,959	-	3,707	1,646	1,640	-	3,286
Fee and Commission Income	8,921	55	-	8,976	8,549	62	-	8,611
Operating Expenses	(12,397)	897	(30)	(11,530)	(13,385)	1,641	42	(11,702)
Personnel Expenses	(5,553)	(165)	-	(5,718)	(5,342)	(159)	-	(5,501)
Other Administrative Expenses	(5,357)	1	12	(5,344)	(5,081)	(2)	-	(5,083)
Other Operating Income / Expenses	(1,486)	1,061	(42)	(468)	(2,961)	1,801	42	(1,118)
Tax Expenses	(1,802)	(128)	-	(1,930)	(2,317)	217	-	(2,100)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	79	-	-	79	22	-	-	22
\\ Operating Income	**10,182**	**198**	**(30)**	**10,350**	**10,036**	**264**	**42**	**10,342**
Non-Operating Income	92	(79)	-	13	386	(36)	(349)	1
Income Tax / Social Contribution and Non-controlling Interest	(3,199)	(119)	(4)	(3,322)	(3,413)	(228)	119	(3,522)
\\ Net Income	**7,075**	**-**	**(34)**	**7,041**	**7,009**	**-**	**(188)**	**6,821**

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; and in the 2Q22, it contemplates the relocation, in the amount of R$1,967 million (R$122 million in the 1Q22) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and **(3)** It refers to the Managerial Statement of Income[1] with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

Analytical Breakdown of Statement of Income – Managerial vs. Recurring – 1H22 vs. 1H21

R$ million	First Half of 2022				First Half of 2021			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
\\ Net Interest Income	**42,335**	**(8,913)**	**-**	**33,422**	**38,002**	**(6,687)**	**-**	**31,316**
Expanded ALL	(13,183)	3,034	-	(10,149)	(7,508)	114	-	(7,394)
\\ Gross Income from Financial Intermediation	**29,153**	**(5,880)**	**-**	**23,273**	**30,494**	**(6,573)**	**-**	**23,922**
Income from Insurance, Pension Plans and Capitalization Bonds	3,394	3,599	-	6,993	2,607	2,103	-	4,711
Fee and Commission Income	17,470	117	-	17,587	16,320	159	-	16,479
Operating Expenses	(25,781)	2,537	12	(23,232)	(26,968)	4,063	712	(22,193)
Personnel Expenses	(10,895)	(324)	-	(11,219)	(9,942)	(247)	-	(10,189)
Other Administrative Expenses	(10,438)	(1)	12	(10,427)	(9,828)	4	-	(9,824)
Other Operating Income / Expenses	(4,447)	2,862	-	(1,586)	(7,199)	4,306	712	(2,181)
Tax Expenses	(4,118)	88	-	(4,030)	(3,841)	145	-	(3,696)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	101	-	-	101	65	-	-	65
\\ Operating Income	**20,219**	**462**	**12**	**20,692**	**18,677**	**(103)**	**712**	**19,287**
Non-Operating Income	478	(115)	(349)	14	(88)	(83)	-	(170)
Income Tax / Social Contribution and Non-controlling Interest	(6,612)	(347)	115	(6,844)	(6,463)	185	(5)	(6,283)
\\ Net Income	**14,084**	**-**	**(222)**	**13,862**	**12,127**	**-**	**707**	**12,834**

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; (2) It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; and in the 1H22, it contemplates the relocation, in the amount of R$2,089 million (R$2,074 million in the 1H21) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

BRGAAP vs. IFRS Comparative

The reconciliation of the Shareholders' Equity and Net Income related to June 2022 is shown below:

Attributed to the controlling shareholders	Shareholder's Equity		Net Income	
R$ million	June22	Dec21	1H22	1H21
\\ BRGAAP	**152,704**	**147,121**	**14,085**	**12,127**
Expected loss of financial assets	(1,112)	(1,074)	(38)	(208)
Technical provisions	149	(442)	591	(14)
Business combination	4,340	4,240	100	503
Other	353	(68)	(378)	(1,112)
\\ IFRS	**156,434**	**149,777**	**14,360**	**11,296**
\\ IFRS vs. BRGAAP Difference	**3,730**	**2,656**	**275**	**(831)**

Main Adjustments

Expected Loss on Financial Assets

It contemplates: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

Technical Provisions

It comprises, in particular, the difference in SUSEP Standard No. 543/16 which determined the use of the effects of the mark to market of the guaranteeing assets which, classified as held until maturity, were part of the value necessary to complement the technical provisions, as established in the Liabilities Suitability Test (TAP), event that does not occur for IFRS 4.

Business Combinations

For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

Independent Auditor's Report

bradesco

Independent Reasonable Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

To
Shareholders and the Board of Directors of
Banco Bradesco S.A.
Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the process of compilation and presentation of the consolidated supplementary financial information of Banco Bradesco for the three and six month periods ended June 30, 2022, in the form of reasonable assurance conclusion based on our work, described in this report, the process of compilation and presentation of the consolidated supplementary accounting information included in the Report on Economic and Financial Analysis is presented, in all material respects, in accordance with the information mentioned in the paragraph "Criteria for the preparation of consolidated supplementary accounting information" paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for the process of compilation and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the process of compilation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether we did not become aware of any fact that could lead us to believe that the process of compilation and presentation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not in accordance, in all material respects, to the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

The procedures selected were based on our understanding of the process of compilation and presentation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Independent Reasonable Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

In making those risk assessments, we have considered internal controls relevant related to the process of compilation and presentation of the consolidated supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco's internal control over the process of compilation and presentation of the consolidated supplementary accounting information. Our engagement also includes the assessment of the reasonableness of the consolidated supplementary accounting information, the appropriateness of the criteria applied by Bradesco in the compilation of such information included in the consolidated supplementary accounting information and the procedures and estimates used by Bradesco in the overall presentation of the consolidated supplementary accounting information. The reasonable assurance level is less than an audit.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations, and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

As The consolidated supplementary accounting information disclosed in the Report on Economic and Financial Analysis for the three and six-month period ended June 30, 2022 were compiled by the Management of Bradesco, based on the information contained in the consolidated financial statements as of June 30, 2022 and the accounting information adjusted to criteria described in Note 4 of such consolidated financial statements, in order to facilitate additional analyzes, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion was based on and limited to the matters described in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process for compiling and presenting the supplemental financial information included in the Economic and Financial Analysis Information Report is, in all material respects, in accordance with the information referred to in the paragraph "Criteria for preparing the consolidated supplementary accounting information".

São Paulo, August 4th, 2022

KPMG

KPMG Auditores Independentes Ltda
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

(This page has been left blank intentionally).

Financial Statements

1H22

bradesco

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first half of 2022. We follow all accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

ECONOMIC COMMENT

The Brazilian economy continues to surprise positively. The main highlight in recent months has been the dynamics of the labor market, whose fast pace of job creation led to a significant drop in the unemployment rate. In addition, measures such as the release of the FGTS and the increase in *Auxílio Brasil* guarantee an additional breather on consumption, compensating for the increasingly contractive monetary policy. This dynamic should guarantee the maintenance of a good pace of GDP growth in the coming quarters. As a result, the Brazilian economy is expected to grow by 2.3% this year.

The challenges in the conduct of monetary policy are still present, but inflation showed important relief in the face of tax exemptions. In addition to tax cuts, falling commodity prices can have an additional benefit, affecting both wholesale and consumer prices. On the other hand, the dynamics of the labor market, added to the new fiscal incentive, should maintain the pressure on services inflation. Given the advanced stage of the current monetary tightening cycle, the Central Bank of Brazil should end the Selic rate hike at 13.75%, keeping interest rates at this level for a long time.

The global scenario continues with a higher than usual degree of uncertainty and volatility. Global inflation remains high, reaching historic levels in the US and Europe, demanding a considerable tightening of monetary policy. The rise in interest rates in central economies supplied fears of lower world growth, which was reflected in a sharp correction in commodity prices.

HIGHLIGHTS FOR THE PERIOD

In June 2022, we noticed our shareholders and the market in general that we entered into an agreement with Banco BNP Paribas Brasil S.A. ("BNP Paribas") to enable the potential transfer in the provision of local services to BNP Paribas Private Bank clients who choose to migrate to Bradesco, as a result of BNP Paribas's decision to discontinue their local services in this segment.

STRATEGIC FOCUS

Our business strategy is focused on meeting the expectations of clients, while understanding their needs and life cycle and increasing their satisfaction by means of an experience of excellence in all its interactions with the Bank.

Based on this reflection, we structure our strategy on four large pillars that support the corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society.

Clients – our inspiration: Our goal is to contribute to the achievements of our clients through a service of excellence focused on their needs and objectives, promoting the best experience and a relationship of trust and respect. Having the client as the center of our strategy, we have developed several actions to improve our knowledge of behavior, needs and goals, adding value to each moment and interaction. Through the use of data intelligence, complete business solutions, we offer contextualized offerings according to the client's profile and moment of life. All in a pleasant and complete experience, integrating journeys of excellence and processes supported by new real-time decision technologies.

Digital Transformation – how we do: We have digital mentality and behavior to be simple, efficient, agile, connected and innovative. In a context of strong digital transformation, we want to make our clients experience even more fluid, practical and safe. Our management of expenses was highlighted in the strategy, contributing with actions and projects aimed at optimizing the use of channels, reducing the cost of providing services, in the continuous pursuit of efficiency. We seek to maximize value from the client's perspective through a culture focused on continuous improvement, excellence and data use for decision making.

People – our team: We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people. We seek to enhance our professionals' essential and life-changing competencies in order to make our corporate strategy feasible. We have an organizational culture based on ethics, transparency and respect for people, and we invest to have an innovative, challenging, and plural environment.

Sustainability made to last: Our focus is to be agents of positive transformation, generating shared value with society, clients, employees, investors and partners. We are committed to growing in a sustainable and diversified manner seeking the best balance between risk and return through a robust capital structure and liquidity. We are committed to managing the socio-environmental and climate risks related to our business and to supporting sectors, activities, projects and assets that have positive socio-environmental impacts. The commitments made and the results of our performance in diversity and inclusion reinforce our belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are important drivers for us, because through them we impact and change the lives of thousands of Brazilians. Ethical and transparent performance permeates our values. It is part of our purpose to contribute to the sustainable development of society, and we work to ensure that our Organization is prepared for the challenges that will be imposed by a low-carbon and inclusive economy.

1H22 HIGHLIGHTS

BOOK NET INCOME AND ROAE



18.3%
17.1%
14.1
+16%
R$ billion
12.1
1H21
1H22
Book Net Income
ROAE

SHAREHOLDERS' EQUITY



R$14.33
R$13.74
152.7
R$ billion
146.5
+4%
Jun21
Jun22
Shareholders' equity
Book Value per Share

INTEREST ON SHAREHOLDERS' EQUITY/ DIVIDENDS R$**4.8** bi (gross)

R$3.7 bi – supplementary

R$1.1 bi – monthly

EARNINGS PER SHARE

R$1.26 **IN COMMON SHARES**

R$1.38 **IN PREFERRED SHARES**

BASEL RATIO

15.6%

MARKET VALUE

R$168.3 bi

EXPANDED LOAN PORTFOLIO

R$855.4 bi (+18% in 12M)

LARGE CORPORATES: **R$343.1 bi** (+17% in 12M)

INDIVIDUALS: **R$341.6 bi** (+20% in 12M)

Micro, Small and Medium-Sized enterprises: **R$ 170,7 bi** (+15% in 12M)

ALLOWANCE FOR LOAN LOSSES

R$48.8 bi (+10% in 12M)

TOTAL DEPOSITS

R$567.6 bi

(+4% in 12M)

Time Deposits – R$377.5 bi (+7% in 12M)

Savings Deposits – R$134.8 bi (-2% in 12M)

Demand Deposits – R$53.9 bi (-1% in 12M)

Interbank Deposits – R$1.4 bi (-48% in 12M)

SECURITIES

R$687.2 bi

(+2% in12M)

Available-for-Sale Securities – R$288.0 bi (-9% in 12M)

Trading Securities – R$287. bi (+8% in 12M)

Held-to-Maturity Securities[1] – R$112.2 bi (+21% in 12M

[1] As provided for by Article 8 of Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

100% CLIENT

Our relationship with our clients has changed and is becoming closer and closer. That is why we will continue to focus on them, on their desires, needs and goals. This is a movement that is in line with our motto "among us, you come first". To this end, during the development of products and services we consider their profile, life moment and behavior – inside and outside Bradesco. This is possible because we combine the voice of the client with the use of metrics such as NPS and data intelligence.

This way, we get to know each client even better so that we can provide solutions that are consistent with their goals and facilitate their daily lives. An example of this work was the development of a new Pix area for Individual clients, within the Bradesco App. By identifying the points of greatest interaction and search by clients, we revitalized the homepage in order to bring even more fluidity in the use of services, improving the experience during the use of the Pix. The novelty was implemented in the last quarter and used the expertise of the Customer Experience (CX) department, responsible for measuring the data, building and optimizing the journeys, in addition to monitoring the Customer Experience indicators through quantitative and qualitative research. After the implementation, we are already getting extremely positive feedbacks related to the change.

Another innovation includes BIA, our Artificial Intelligence launched in 2016. Also seeking to bring even more usability and security to our clients, we started a pilot project, initially only for Individual clients, transforming it into a channel for security message alerts. Through WhatsApp, BIA contacts the client in cases of suspected credit card fraud. The novelty brings BIA even closer to the client, bringing more security and speeding up communication and manifestation in cases of suspected fraud.

These are practical examples of the constant work carried out by Bradesco Experience responsible for promoting the best experience to clients in all interaction channels. It is a team composed of specialized professionals with an end-to-end vision in creating complete, intuitive and customized journeys. In addition, we have improved partnerships that enable more fluid experiences between different channels. Experiences that we are already expanding for non-financial services. To ensure resilience to our channels and agility in building journeys, we have also strengthened our cloud structure.

In the first six months of 2022, our base was composed of 75.5 million clients.


COMPANIES
Multis & institutional¹
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 50 mi to R$ 500 mi
Companies and Business
Up to R$ 50 mi


Private Bank
≥ R$5 mi
Classic
≤ R$4,000
Prime
≥ R$15,000
≥ R$150,000
Exclusive
R$4,000 to R$14,999.99
R$40,000 to R$149,999.99
Non-account holders²
INDIVIDUALS
Monthly Income
Annual Revenue
Investment

1 – Asset Management, Pension Funds and Securities Brokers; and

2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

SERVICE STRUCTURE

By offering practical and secure services in all segments we operate, we maintain a large and modern network of Customer Service, which is constantly updated, throughout Brazil and also in strategic locations abroad. In the first six months of 2022, the Network comprised 84,074 points, among them, 2,926 are branches and 48,029 are ATMs.

DIGITAL CHANNELS

Understanding the new profile of clients, increasingly digital and autonomous, we will continue to expand our performance in digital solutions. In the first six months of 2022, 98% of the transactions were carried out by Bradesco's digital channels, with emphasis on the Bradesco App (Individual and Company), which showed a 75% increase in financial transactions compared to the previous year. Our Digital Channels include customer service, products and services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for Bradesco clients.

ACCESSIBILITY

In almost 80 years of history, our purpose to make our clients' lives easier escalates more and more. During that time, we improved, always considering accessibility to be synonymous with respect and inclusion. Twenty-four years ago, we started a transformation movement with the implementation of several solutions such as the launch of accessible ATMs, an exclusive Call Center (SAC) for people with hearing disabilities and the development of accessible marketing campaigns. Increasingly addressed and supported by new technologies, the theme continues to receive the dedication deserved by means of projects and actions focused on the connection with communities, the empowerment and the minimization of barriers to access information, banking and digital inclusion.

DIGITAL PLATFORMS

Currently, we have nine large Digital Platforms serving clients of the Retail (Exclusive) and Prime segments. The clients, depending on their relationship profile, can choose to use the remote assistance model, via Telephone/Corporate WhatsApp/Email/Video call. At the end of the period, we served 741,528 clients – 550,376 clients in Retail (Exclusive) and 191,152 clients in Prime. We also have the Bradesco Private Bank Digital Branch, serving 17,686 clients in this segment.

NEXT

Created in 2017 as a digital bank focused on the hyperconnected generation, next is positioned, today, as a digital platform that has as its objective to simplify everyone's life, provide financial education and be a partner in achieving clients' goals.

The ecosystem of next offers financial and non-financial services. In addition to the checking account and credit and debit card, the client has at his/her disposal options of investments and loans, insurance, salary account, account for children and teens (nextJoy account, in partnership with Disney), mobile phone top-up, discounts and offers at nextShop, exclusive benefits in partnership with several brands on the Mimos (gratuities) hub and integration with the Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets. In May 2022, next strengthened its role in Open Finance with the launch of the "Minhas Finanças" ("My Finance") functionality, which allows the client to view, in a consolidated manner, their checking account information and credit cards from various institutions participating in the system.

The performance of next is based on customer centricity. This premise is followed to the letter with constant investments in the analysis and intelligence of data (analytics), to understand trends and behaviors, helping to anticipate the creation of a new service or suggestion for the client. Customer Experience (UX) and customer service are also key areas, focused on providing the best journey and active listening to demands. By prioritizing the client, next traces its goals aiming at sustainable growth, guaranteeing the quality of the services and actual indexes of satisfaction and engagement in the use of the App.

In the second quarter of 2022, it reached the mark of 12.2 million clients – a growth of 127% in the last 12 months.

BITZ

Released in September 2020, Bitz is a free digital account of Grupo Bradesco. Today, more than 8 million clients are aligned with the purpose of thriving through financial inclusion. With Bitz, you can do Pix, pay bills, bank payment slips, cell phone top up and make purchases over the Internet using the virtual card generated on the App itself. With it the user can also register for taxi, transport, delivery, music, series and games Apps and also earn cashback on the digital account itself. It is also possible to obtain a credit card from the Elo Flex brand with no annual fee and with numerous benefits. In addition, with Bitz the client sees their money earning every day, as the account has a daily correction of 100% of CDI. Bitz recently joined the largest electronic money transfer player in the Brazilian retail market, enabling it as a means of payment for more than 150 thousand commercial establishments and more than 400 thousand points of sale.

DIGIO

Digio is a multiple digital bank focused on Individuals. The Bank's product portfolio includes credit card, personal loan developed to be distributed in own and third-party channels, INSS payroll-deductible loan, anticipated FGTS Anniversary Withdrawal and 100% digital payment account. In addition to financial products, it is possible to purchase on the App: cell phone top up, insurance, dental plan, cashback, e-gift, discounts, etc.

Digio closed the first half of 2022 with 4.2 million total accounts, recording a growth of 51% over the same period in 2021. It launched the anticipation of FGTS Anniversary Withdrawal, of direct debit of the Digio card bill and of the exclusive discount platform of the Uber Account.

INTERNATIONAL OPERATION

We have a team of specialists in Brazil and abroad to act on the foreign exchange, export, import, financial transfer and foreign trade finance market.

Abroad, we have 2 Branches, 11 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Bradesco BAC Florida Bank is positioned to meet the demand of Brazilian and Latin American clients who are in the USA and who wish to diversify their equity in the global market by offering investment, banking and financing solutions.

BRANCHES	
New York Grand Cayman	Banco Bradesco S.A.

REPRESENTATIVE OFFICE	
Hong Kong	Banco Bradesco S.A.
Guatemala	Representaciones Administrativas Internacionales

SUBSIDIARIES	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxemburg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco BAC Florida Bank Bradesco BAC Florida Investments Bradesco Global Advisors

MAIN PRODUCTS AND SERVICES

bradesco seguros

Jun22 (R$ million)	Net Income	Shareholders' Equity	Securities	Revenue from Insurance Premiums, Pension Contributions and Capitalization Bonds
	3,407	31,785	332,819	45,760
	Return on Average Equity (ROAE)	**Total Assets**	**Indemnities, Draws and Redemptions Paid**	**Technical Provisions for Insurance, Pension Plans and Capitalization Bonds**
	19.7%	358,999	38,610	307,819

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which made it reach the market leadership in Brazil and Latin America.

This solid path has consistently contributed to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto.

We have Life Insurances, Health and Dental Plans, Capitalization Bonds, Private Pension Plans and Property and Casualty Insurances, which include Home and Property Insurance for Individuals and Companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco branches and an active brokers' network, ensuring presence in all regions of the country.

CARDS

We have the most complete solution line of means of payment in Brazil, which includes the main card brands, like Elo, Visa, Mastercard and American Express. We also have Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we serve the Mexican market, operating as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that country.

We are well-positioned with relevant shareholdings such as Cielo and through Elopar – an investment holding company whose investments include Alelo (benefit cards and pre-paid cards), Livelo (coalition loyalty program), Elo Serviços (brand), and Veloe (mobility and tolls company).

R$140.2 billion in card transactions in the period.

R$4.3 billion in Fee and Commission Income.

LOAN OPERATIONS

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are in full operational capability. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the lines, we highlight:

- **Agribusiness:** we are featured among the biggest financiers in agribusiness, with offers and solutions for the development of production. We usually participate in the eight largest fairs in the sector and keep agreements with several partners of the Productive Chain and with the main manufacturers of agricultural tools of the country. We have 14 Agribusiness Platforms distributed throughout Brazil, which have experts and agronomist engineers, providing advice to the Service Network and rural producers;
- **Special Business:** leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings, market leader in leasing, largest guarantee portfolio in the market and market leader in advance payments to suppliers;
- **Real Estate Financing:** we are one of the most important in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitizing of processes made through real estate partners through APIs. We have real estate platforms and extensions, with coverage throughout the national territory;
- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, the leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and
- **Individuals (mass-market):** all personal loans, payroll-deductible loans, vehicle and revolving credit lines enable us to keep transforming our customer experience through the modernization of commercialization and after-sales journeys. Highlights for the massive use of algorithms and advanced analytics, by mapping clients' needs in real time, to respond with the best product and the best business conditions considering the moment of life for each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the period:

R$ billion	Jun22	Jun21	Variation %
Consumer Financing	**239.9**	**197.6**	**21%**
Payroll-deductible Loans	86.1	78.4	10%
Credit Card	63.2	43.2	46%
Personal Loans	55.5	45.9	21%
CDC / Vehicle Leasing	35.1	30.1	17%
Real Estate Financing	98.7	85.5	15%
Rural Loans	34.6	28.0	23%
BNDES/Finame Onlendings	15.7	15.8	-1%
Working Capital	149.4	129.7	15%
Foreign Trade Finance	57.2	61.6	-7%
Sureties, Guarantees and Securities	187.3	155.3	21%
Other	72.6	52.8	37%
\\ Expanded Loan Portfolio	**855.4**	**726.5**	**18%**

CONSORTIA

Our clients, being account holders or not, have the full portfolio of products and services of Bradesco Consórcios (Consortia). We have an integrated base for marketing solutions in synergy with the Branches and Digital Platforms, which guarantees to us market leadership.

R$16.7 billion in revenues in the first six months of the year, resulting in a total portfolio of **R$96.7 billion**.

R$1.2 billion in Fee and Commission Income.

1.5 million active quotas, totaling **315.5 thousand** new quotas sold in the period.

INVESTMENT BANK

We advise our clients on the primary and secondary issuing of shares, merger transactions, purchase and sale of assets and companies; and structuring and distribution of debt instruments, structured corporate finance operations and projects under the modality of Project Finance. Our Global Markets area is responsible for the securities and for the institutional client relationship, covering varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico City, New York, London and Hong Kong.

ASSET MANAGEMENT

Our representative in the offering of complete solutions in asset management and investments portfolios, for all the client profiles that we serve, is BRAM – Bradesco Asset Management, one of the market-leading companies. It acts in multiple segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and abroad, and various Family Offices, ensuring excellence in service quality.

R$631.6 billion in investment funds and managed portfolios under management in the period.

ÁGORA INVESTIMENTOS

Ágora – the investment house of Banco Bradesco is an open investment platform for individuals, account holders and non-account holders. With curated selection of the best financial products on the market, it brings together more than 1,100 investment options among more than 130 institutions, with several options from R$1.00. Ágora clients have personalized advice from specialists who understand the subject and are available whenever they need it. In addition, it has access to a lot of content, information, analysis and recommendations made by renowned market analysts, all to make the best decision when investing.

Whether via website or Ágora App, the client has a 360º view of the portfolio, daily follow-up of the valuation of its investment portfolio, advanced Home Broker to access the stock market, futures, options, BDRs, ETFs and FIIS listed on B3, in addition to a wide and complete grid of options for investments with more than 500 alternatives in fixed income from several institutions, investment funds from renowned market managers, COEs and private pension.

Also, through exclusive programs such as Ágora Kids and Ágora Universitário, it promotes the entry of new investors to the capital market. It also allows its clients to follow the strategies of the recommended stock portfolios with investments starting at only R$1,00, through the Invista Fácil Ágora. Paid Custody services enable clients to obtain additional revenues from their stock portfolio. With Ágora Trader, the investor has all the technology with advanced trading terminals for stock exchange operations. Finally, it partnered with Veloe, bringing exclusive benefits to the Ágora client in the purchase of the vehicle tag, being the first brokerage firm in the country to offer this service to their clientes

It is worth highlighting the new content platforms, open to clients and non-clients: i) **Ágora Academy**, an educational content platform that brings together the best business schools in the country and promotes financial education accessible to all, with more than 90 courses, 50 of which are totally free and all of them include certification, in addition to specialization, professionalization, and even postgraduate and MBA diplomas; and ii) **Ágora Play and Cast**, which offer live streams and daily podcasts with analysts, experts and market managers, thus enabling investors to follow everything that happens, live or at any time, from wherever they are.

With Ágora, the client finds at its disposal a complete platform of investments, customized service, content, products and exclusive services gathered in one place, which provides a different experience, with comfort and security when investing.

BROKER

Through Bradesco Corretora, we exclusively serve the institutional segment, covering investors domiciled in Brazil, the USA, Europe and Asia.

Bradesco Corretora aims to mediate the purchase and sale of shares, future commodity contracts, financial assets, indexes, options, share leases, swaps, fixed-term contracts in the primary and secondary markets, negotiations on the B3 and in the organized over-the-counter market.

It offers a comprehensive investment analysis service, covering the main sectors and companies of the Latin American market, through a team composed of 29 industry analysts. It also has its own teams of economists and fixed-income analysts.

INVESTMENTS

We have a complete investment platform that aims to provide the client with differentiated investment advice, in a remote and in-person manner, contemplating all the products of Banco Bradesco, Bradesco Asset Management (BRAM), Ágora Investimentos and Bradesco Previdência, considering the moment of life, need and profile of the client.

The investment advice service, in addition to the assistance of branch network managers, has a team of investment experts. Clients also benefit from the recommended portfolios, which combine a diversity of financial products and are established monthly based on the client profile and the domestic and international market perspectives.

MISCELLANEOUS SOLUTIONS

CAPITAL MARKET

We provide a broad range of solutions and services for the capital market through modern infrastructure and specialized professionals, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities; and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

CASH MANAGEMENT

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 53 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees.

PRODUCTS AND SERVICES FOR THE PUBLIC SECTOR

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.5 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have nine Specialized Platforms to assist Governments, State Capitals, Courts, Chambers, Public Prosecutor's Offices, Public Defender's Offices, and the Brazilian Municipalities with the highest GDP. We also have 35 Platforms serving other Municipalities and Bodies. Find out more on bradescopoderpublico.com.br.

TECHNOLOGY AND INNOVATION

The omnichannel era has been transforming the consumption experiences and, consequently, diversifying and broadening the relationship between brands and consumers, a movement that requires an increasingly agile and customized delivery by companies. In order to obtain results that are referenced by excellence, at Bradesco the Client has been placed at the center of the strategy and decision-making process.

In a context of accelerated digital transformation, uniting experience to business evolution, on its many fronts, is a fundamental premise. And it is in this scenario filled with new demands and requirements that Bradesco continues to advance in order to provide solutions and facilities. Thus, with increasingly focused governance and processes, we have increased the number of digital clients in the last year by 13%, totaling 25,3 million in June 2022, and reached four times more sales conversion with our CRM actions by leveraging our personalization capabilities.

The **Individual Client** may aggregate their financial information and thus be able to check the key information of all of their accounts in Bradesco and in other banks on the Bradesco App with the "Meus bancos" ("My banks") option. Another novelty was the facilities involving transactions with Pix, such as the Register of Favored Contacts - which allows transactions with values above the established - and the notifications by "push" on the App, informing the result of the processing (approved or reproved). Already in partnership with Losango – a financial solutions company of the Bradesco Organization – the personal loan was made available under exclusive conditions to clients of the Classic and Exclusive Segments. Agile and easy, the operation is performed directly on the App, which also provides customized simulations according to each profile.

And also, in line with Bradesco's commitment regarding inclusion and accessibility, the SAC Service in Libras (Brazilian sign language) was launched by video chat on Bradesco's website, specially directed to deaf or hearing-impaired people.

In the **Cards** area, we have firmed new partnerships, an advance that led to the increase of payment services by the App with exclusive offers for Samsung Pay and Apple Pay products, such as differentiated spread payment options. In Google and WhatsApp Pay services, we had three highlights: credit card offer, choice of streaming subscriptions and marketing of Disney products, such as the purchase of tickets to the Theme Parks. For security, there are also several important developments such as: the "on/off" function for contactless cards, allowing the client to use or not the facility; the service of challenging expenses not recognized directly on the cards App - available 24 hours a day, 7 days a week - and BIA, which now has alerts through WhatsApp, enabling the client to validate the veracity of the purchase in case of suspicious credit card transactions.

The **investor Client** can now take advantage of **Ágora** directly on WhatsApp. With a verified seal ensuring reliability and security of the service, this channel provides clients with another means of clarifying doubts, consulting positions, making investments and even receiving messages from an Ágora specialist with indications of new opportunities. On the **Ágora App**, the client can also receive push notifications with stock purchase and sale order alerts, operations with upcoming maturities, and relevant news about the day-to-day of financial market.

Another novelty for investor clients is **Bradesco Invest US**, which enables investments in accounts abroad and access to a portfolio designed by **BlackRock** - the world's largest asset manager - integrated with Bradesco and with real-time value transfer.

With the aim of bringing Metaverse closer and more present in the business world, **Corretora Ágora** (broker) is now offering the **Metaverse COE**. In this investment - which unites the potential of variable income and fixed income security - profitability follows the performance of the **Ball Metaverse Index**, the first index in the world dedicated to reflecting the performance of companies that actively engage with Metaverse.

For Corporate clients, the **Net Empresa App** has offered new features linked to sales, consultation, acceptance and redemption services in capitalization securities, always aligned with the principles of sustainability. The Corporate client also counts on the renegotiation of debts by the App itself, including the spread payment of the debit balance and grouping of loan contracts.

In the **Insurance Company**, the self-service on digital channels is constantly evolving, offering clients services such as: digital acceptance of proposals in home insurance, cancellation of policies, maintenance of life insurance beneficiaries, and inquiry of policies in force, among others. Digital services enable a considerable reduction in the consumption of materials and provide greater convenience to clients. The client also relies on the chat service with **Life and Pension** experts through Internet Banking, to resolve doubts in redemption requests in the amount between R$50 thousand and R$100 thousand. In the purchase of Pension by Mobile, clients have a fully remodeled consultative journey including a recommended portfolio suggestion according to their investment profile.

Bradesco reached 1 million accounts opened by the App during the first five months of 2022, an increase of 93% over the same period of 2021, a figure that makes tangible and reinforces the Bank's commitment to multiply the results of digital transformation. The world continues to evolve, the preference for the convenience of digital channels increases without stopping, and Bradesco follows in the commitment to always offer the best experience, regardless of the channel chosen by the Client, combining excellence in customer service, convenience, knowledge and technology to the best extent.

SUSTAINABILITY FOR BRADESCO

The commitment to sustainable development is one of the strategic drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand that the management of guidelines and the engagement on environmental, social, and governance (ESG) aspects are essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and the society.

We updated our Sustainability Strategy by focusing on three main themes to enhance Bradesco's performance and purpose: Sustainable Business, Climate Agenda, and Financial Citizenship. Our work is aligned with the Sustainable Development Goals (SDGs) of the UN.

Half-year highlights:

- 52% of achievement of the Sustainable Business Goal by June 2022: R$129 billion have already been allocated in the commitment of investing, by 2025, R$250 billion in assets, sectors and activities with socio-environmental benefits by using the corporate credit, advice on the capital market and sustainable financial solutions.

- To continue expanding the support to our clients in the Sustainable Business agenda, we empower and engage 100% of the business teams in the corporate segment. We also reinforce the guidelines and procedures necessary for operations with positive social and/or environmental impacts.

- Sustainable businesses of Bradesco are highlighted in a report from GFANZ (Glasgow Financial Alliance for Net-Zero) - a global alliance of financial institutions committed to the net-zero carbon emission goal - released a report that provides a series of recommendations and guidelines that support financial-sector companies to develop and implement climate-transition plans. The report highlighted two Bradesco cases as a reference of best practices of the industry in implementing recommendations for aligning products and services to the net-zero, in order to allocate and secure capital for emission reductions in the real economy (**gfanzero.com/publications/**).

- Bradesco became the first Brazilian bank to sign the Commitment to Health and Financial Inclusion, linked to the United Nations Environment Programme Finance Initiative (UNEP FI)- an unprecedented commitment that promotes universal financial inclusion and fosters a banking sector that supports the financial health of its clients. With the signature, the bank undertakes to take a leading role in accelerating actions for inclusion, health, and financial well-being.

Our ESG evolution is confirmed through the performance mostly above the average for the industry in the evaluations of the main ratios and ratings, both national and international.

We are committed to the sustainable development of Brazil and continue our journey of commitment and support to our clients and partners in the transition to a greener and inclusive economy.

Follow our evolution through the websites bradescori.com.br and bradescosustentabilidade.com.br.

HUMAN RESOURCES

One of the most important pillars that support the Organization as well as one of the reasons for our success that we would like to recognize is the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, constant recognition and challenges, training and development, differentiated compensation and benefits, appreciation of diversity, and balance between work and family life. Health is a vector of transformation in people's lives. That is why a culture based on prevention and promotion of healthy habits and behaviors prevails in the Organization.

Viva Bem (Living Well), the health, well-being and life quality program of Bradesco, structured into three major pillars – balance, health and movement –, provides the necessary support and care for the employees in all the stages of their journeys. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

This culture of health and well-being, allied to the technological support and the safety measures, has contributed for us to structure and adopt contingency measures to cope with Covid-19. Following the recommendations of the national and international regulatory agencies (World Health Organization/WHO, International Labour Organization/ILO, Ministry of Health of Brazil, and National Sanitary Surveillance Agency/ANVISA) and considering the current moment of flexibility, that enabled the implementation of the telework policy, Bradesco and its health team intensified their efforts in the issues related to Covid-19.

Among other actions, we adapted the working model to improve the agility to treat positive cases in the dependencies and implemented a new sanitization process, replacing the health care in working environments, providing business continuity without the need to close the site, always focused on the employees' health.

We also reinforced communications across the Organization – especially in the areas where we implemented the remote work model – on the importance of the continuing use of the mask, preventive care, and support channels for employees and households.

The education and the promotion of diversity also gained prominence. Unibrad – Corporate University of Bradesco highlighted the interest and importance of distance learning courses, especially during the pandemic, a period in which more than 80 learning courses traditionally administered in person migrated to an online/virtual environment. Among the themes are short-term solutions geared to specific needs, such as Covid-19 prevention, mental health, remote work and adaptation of routines.

Finally, with much pride, we communicate that our ongoing commitment to adopt practices that support and foster a healthy, balanced, diverse and inclusive environment, has once again been recognized by various institutions, such as the 2022 Top Employers Certification, for companies with excellence in people management and employer branding, the list of LinkedIn Top Companies Brazil 2022, a survey that brings 25 companies from various sectors that operate in the country offering the best opportunities for professional growth, the Career of Dreams ranking, which announces the companies that people most desire to work for and the Bloomberg Gender-Equality Index 2022 (GEI), which evaluates publicly-held companies according to gender equity practices.

Much more than policies and practices, we consolidated a culture of respect, disseminated by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 88,129 employees, of which 75,834 of Bradesco and 12,295 of Affiliated Companies. Among outsourced employees, we had 8,496 associates and 1,927 interns.

CORPORATE GOVERNANCE

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first half of 2022, 18 meetings were held, two of which were annual and 16 were special.

The Internal Audit reports to the Board of Directors, in addition to six committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, and Nomination & Succession Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

INTERNAL AUDIT

It is the responsibility of the Department of Audit and General Inspectorship, which reports functionally to the Board of Directors and is responsible for independently assessing the effectiveness of risk management, including how the areas of business, support and internal controls achieve their objectives.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), Monitoring (benchmarking of risk indicators) and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

POLICY FOR DISTRIBUTION OF DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

In the first half of 2022, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 4.9% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

INTEGRATED RISK CONTROL

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing the collegiate decisions, developing and implementing methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risks Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the main highlights are: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance and Cybersecurity.

In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change and by technological innovation in financial services.

INDEPENDENT VALIDATION OF MODELS

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

The systematization of decisions from models invariably presents the risk of adverse consequences, the result due to decisions based on incorrect or obsolete estimates, the existence of biases or, even, inappropriate use. In order to identify and mitigate the model risk, in addition to ensuring adherence to established compliance standards, the Independent Model Validation Area (AVIM) of the Compliance, Conduct and Ethics Department effectively acts in strengthening the use of models, performing acculturation actions, and encouraging good modeling practices. In parallel, it monitors the mitigation of weaknesses of the models and performs reports to the respective managers, to the Internal Audit, Technical Commission for the Evaluation of Models and Risk Committees.

COMPLIANCE, ETHICS, INTEGRITY AND COMPETITION

Seen as the standards that affirm our values and govern the daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of integrity, conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, mitigation, monitoring and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or an operation and situation with indications of connection to illegal activities, aimed at the adoption of appropriate actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization's Board of Directors.

INDEPENDENT AUDIT

In compliance with CVM Instruction No. 381/03, the Bradesco Organization hired services by KPMG Auditores Independentes (Independent Auditors) that were not related to the Financial Statements Audit at a level lower than 5% of the total fees related to Independent Audit.

Bradesco Organization has an Independent Audit Hiring Policy with guidelines related to governance, transparency, compliance, objectivity and independence in hiring and providing the Bradesco Organization's Financial Statement Audit, and that disseminates the corporate culture of compliance with not hiring the same company for other services that may be considered an eventual conflict of interest and loss of independence in the execution of its activities.

SOCIAL INVESTMENTS

FUNDAÇÃO BRADESCO

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private socio-educational investment program in Brazil, allowing us to fulfill one of our most important commitments: to grow without failing to look around and contribute to the development of the country. We are based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. Our educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 own schools located in regions with pronounced socioeconomic vulnerability, we are present in all Brazilian states and the Federal District.

R$1.0 billion
Total budget for 2022

R$734 million are allocated for Activity Expenses.

R$279 million are for investments in Infrastructure and Educational Technology.

And these investments allow us to have:

66,958 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and Initial and Continuing Education focused on the creation of jobs. The more than 40 thousand students of Basic Education will also receive, without cost, uniforms, school supplies, meals, medical and dental assistance;

More than 2.3 million students to complete at least one of the courses offered in their program in the *EaD* – Distance Learning modality –, by means of their e-learning portal "Escol@ Virtual" (Virtual School); and

7,000 beneficiaries in projects and actions in partnerships, such as educational and information technology courses and lectures.

BRADESCO ESPORTES(SPORTS)

We encourage sport as an activity to support the development of children and young people by means of the Bradesco Esportes e Educação (Sports and Education) Program. In more than 30 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development, all in Osasco (State of São Paulo), with 1,400 girls being trained. Participants also receive civic education instruction. Those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

RECOGNITIONS

- Integrate the **Bloomberg Gender-Equality Index 2022**, which assesses publicly-held companies according to gender equity practices (Bloomberg).
- For the third consecutive year, we received the **Top Employers 2022**, an international certification for companies with excellence in people management and employer branding (Top Employer Institute).
- We received the **Excellence in People Management** Award, which identifies and recognizes the practices and level of investment of companies in the valuation of people (Gestão RH and FGV in Company).

- We received the **Top List Rural Trophy**, an award dedicated to the preferred brands and products by Revista Rural (magazine). Bradesco was recognized as first in the Private Banks category (Revista Rural).
- We received the **Brazilian Ombudsmanship 2021** (Brazilian Association of Company-Customer Relations) award.
- For the tenth consecutive time, BRAM was recognized as the manager with the **Best Funds in the Ranking with Money** (Investidor Institucional Magazine).
- Bradesco Private Bank elected the **Best Team of Advisors in Wealth Management** in the Country (Leaders League).
- We received the **Best Private Bank Brazil 2022** award, which highlights the effectiveness of B2B and B2C businesses, recognizing companies that guarantee the satisfaction of their clients and work for the development and growth of the entire market (World Economic Magazine).
- For the seventh time, Bradesco BBI was elected the **Best Brazilian Investment Bank 2022** (Global Finance Magazine).
- We were recognized as a highlight in **Guia Valor de Fundos de Investimentos** (Valor Econômico - Guide on Investment Funds).
- We were third in the **BrandZ** Ranking - **Most Valuable Brands in the Country** (Kantar Ibope Media and Meio & Mensagem).
- Honorable mention at the **2022 World Changing Ideas Awards** with new responses from BIA against harassment (Fast Company).
- We were second on the **Linkedln Top Companies (Brazil) 2022** list, which brings 25 companies from various sectors that operate in the country offering the best opportunities for professional growth (LinkedIn).
- We were elected the **Best Bank of Latin America 2022** (Global Finance Magazine).
- For the second year in a row, the inovabra lab was among the best financial innovation laboratories in the world at the **World's Best Innovation Financial Labs 2022** awards (Global Finance Magazine).
- We were recognized at the **FICO Decisions Awards 2022** as a successful case for using FICO solutions in the Client Integration and Management category with the Brain project (FICO).
- We came first in recognizing **Best Companies in Diversity Practices and Actions** in the Recruitment and Selection Category, with the Bradesco Professional Qualification Program – Interns Universidade Zumbi dos Palmares (Business Initiative for Racial Equality with support from the LGBT+ Rights and Business Forum, Movimento Mulher 360 and IstoÉ Dinheiro).
- We were Overall Winner at the **2022 Global Customer Centricity World Series** award, which recognizes organizations that are benchmarks in strategy and customer satisfaction (ARCET Global).
- Next and Bitz winners in different categories at the **2022 FID Insiders Award** (Portal Finsiders and the FID).
- For the second consecutive year, we have been recognized as the best **Private Bank in Brazil** (The Global Economics).
- Inovabra was recognized as **Coworking Destaque** (Highlight) **2022** at the Coworking Destaque Scibiz USP 2022 (Scibiz Festival) award.

ACKNOWLEDGMENTS

We completed the first half of the year full of challenges, which we managed to overcome with assertive strategy, team commitment, and daily renewed engagement. We are still confident in the Country, in the strength of its people and entrepreneurs. For the results obtained, we appreciate the support of our clients and shareholders, as well as the work of our employees and associates, who make the difference and propel the Bradesco family.

Cidade de Deus, August 4, 2022

Board of Directors and Board of Executive Officers

	Note	On June 30, 2022	On December 31, 2021
			R$ thousand
Assets			
Cash and due from banks	5	**24,429,873**	**21,284,330**
Financial instruments		**1,592,970,541**	**1,540,106,149**
- Interbank investments	6	103,396,814	83,361,149
- Compulsory deposits with the Brazilian Central Bank	7	85,451,366	87,317,302
- Securities	8	687,202,418	688,022,963
- Derivative financial instruments	9	23,953,022	22,184,725
- Loans	10	528,298,898	509,982,031
- Other financial instruments	11	164,668,023	149,237,979
Leases	10	**3,361,838**	**3,283,723**
Expected credit loss associated with credit risk		**(48,789,762)**	**(45,107,224)**
- Loans		(46,249,081)	(42,228,881)
- Leases		(50,000)	(57,535)
- Other receivables		(2,490,681)	(2,820,808)
Deferred income tax assets	33	**90,114,227**	**85,766,298**
Investments in associates and jointly controlled entities	12	**7,896,496**	**7,594,244**
Premises and equipment	13	**20,514,387**	**20,829,752**
Intangible assets	14	**37,738,914**	**36,327,645**
Accumulated depreciation and amortization		**(36,994,398)**	**(36,153,007)**
- Premises and equipment		(12,144,064)	(11,762,059)
- Intangible assets		(24,850,334)	(24,390,948)
Other assets	15	**24,573,915**	**23,690,916**
Accumulated impairment of non-financial assets		**(3,438,498)**	**(3,957,258)**
Total assets		**1,712,377,533**	**1,653,665,568**
Liabilities			
Deposits and other financial liabilities		**1,176,175,682**	**1,144,344,330**
- Deposits from banks	16	273,098,386	279,009,280
- Deposits from customers	17	564,823,975	569,726,250
- Securities issued	18	191,111,663	166,228,542
- Subordinated debts	19	53,795,702	54,451,077
- Derivative financial instruments	9	18,913,762	14,265,283
- Other financial liabilities	20	74,432,194	60,663,898
Provisions		**344,257,679**	**329,539,547**
- Technical provisions for insurance and pension plans	21	307,819,425	292,860,356
- Other reserves	21	36,438,254	36,679,191
Deferred income tax liabilities	33	**5,925,220**	**5,595,140**
Other liabilities	23	**32,623,143**	**26,351,585**
Total liabilities		**1,558,981,724**	**1,505,830,602**
Shareholders' equity			
Capital		87,100,000	83,100,000
Treasury shares		-	(666,702)
Capital reserves		11,441	11,441
Profit reserves		72,323,597	67,670,900
Other comprehensive income		(6,731,233)	(2,994,628)
Equity attributable to shareholders of the parent	24	**152,703,805**	**147,121,011**
Non-controlling interest	25	**692,004**	**713,955**
Total equity		**153,395,809**	**147,834,966**
Total equity and liabilities		**1,712,377,533**	**1,653,665,568**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Note	R$ thousand (except earnings per share)	
		Six months ended on June 30	
		2022	2021
Revenue from financial intermediation		**90,005,100**	**51,870,779**
- Loans		49,647,193	35,870,492
- Leases		211,447	99,966
- Net gain or (loss) with securities and interbank investments		29,277,745	11,990,914
- Net gain or (loss) from derivative financial instruments		2,186,869	308,350
- Financial income from insurance, pension plans and capitalization bonds		2,749,894	4,564,500
- Foreign exchange income	11	3,228,189	(405,748)
- Reserve requirement	7	3,552,553	937,998
- Sale or transfer of financial assets		(848,790)	(1,495,693)
Expenses from financial intermediation		**(46,603,375)**	**(12,993,056)**
- Retail and professional market funding	16	(42,805,112)	(12,366,798)
- Borrowing and on-lending	16	(3,798,263)	(626,258)
Net revenue from financial intermediation		**43,401,725**	**38,877,723**
Expected Credit Loss Associated with Credit Risk expense		**(13,139,339)**	**(7,458,275)**
- Loans		(13,256,354)	(7,278,506)
- Leases		6,978	8,017
- Other receivables		110,037	(187,786)
Gross income from financial intermediation		30,262,386	31,419,448
Net other operating income (expenses)		**(11,305,095)**	**(12,945,932)**
- Fee and commission income	26	10,316,779	9,377,633
- Income from banking fees		3,871,020	3,965,817
- Other income from insurance, pension plans and capitalization bonds	21	3,394,166	2,606,457
- Personnel expenses	27	(10,545,989)	(9,631,735)
- Other administrative expenses	28	(10,134,449)	(9,336,523)
- Tax expenses	29	(3,792,038)	(3,562,397)
- Share of profit (loss) of associates and jointly controlled entities	12	667,863	397,601
- Other operating income	30	7,086,010	3,570,673
- Other operating expenses	31	(11,116,890)	(9,265,482)
- Provision (expenses)/reversals		(1,051,567)	(1,067,976)
- Labor		(483,372)	(509,873)
- Tax		178,367	248,270
- Civil		(519,188)	(696,636)
- Others		(227,374)	(109,737)
Operating profit/(loss)		**18,957,291**	**18,473,516**
Non-operating income/(expense)	**32**	**482,255**	**(77,036)**
Income before income tax and non-controlling interest		**19,439,546**	**18,396,480**
Income taxes	33	(5,237,492)	(6,160,340)
Non-controlling interests in subsidiaries		(117,538)	(109,078)
Net income		**14,084,516**	**12,127,062**
Net income attributable to shareholders:			
Shareholders of the parent		14,084,516	12,127,062
Non-controlling interest		117,538	109,078
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
- Earnings per common share	24	1.26	1.08
- Earnings per preferred share	24	1.38	1.19

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Comprehensive Income Statement

	R$ thousand	
	Six months ended on June 30	
	2022	2021
Net income for the period	**14,084,516**	**12,127,062**
Non-controlling interest	117,538	109,078
Net income for the period attributable to shareholders of the parent	**14,202,054**	**12,236,140**
Net income for the period attributable to shareholders of the parent and non-controlling shareholders	**(3,736,624)**	**(3,123,066)**
Securities available for sale	(3,378,593)	(3,390,145)
- Own and Subsidiaries	(5,802,418)	(5,656,951)
- Associates and jointly controlled entities	48,820	(40,745)
- Tax effect	2,375,005	2,307,551
Cash flow hedge	(632,069)	713,721
Hedge of investment abroad	169,452	147,734
Tax effect	203,844	(376,694)
Exchange differences on translations of foreign operations	(99,258)	(217,682)
Items that cannot be reclassified to the income statement	**19**	**(5)**
Actuarial valuation	19	(5)
Total other comprehensive income	**(3,736,605)**	**(3,123,071)**
Comprehensive income for the period	**10,465,449**	**9,113,069**
Attributable to shareholders:		
Shareholders of the parent	10,347,911	9,003,991
Non-controlling interest	117,538	109,078

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Changes in Shareholders' Equity

R$ thousand

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2020	79,100,000	11.441	10,450,722	48,955,093	5,625,898	(440.514)	-	143,702,640
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of treasury shares	-	-	-	(440.514)	-	440.514	-	-
Acquisition of treasury shares	-	-	-	-	-	(226.449)	-	(226.449)
Asset valuation adjustments (1)	-	-	-	-	(3,123,071)	-	-	(3,123,071)
Net income	-	-	-	-	-	-	12,127,062	12,127,062
Allocations:								
- Reserves	-	-	606.353	5,528,684	-	-	(6,135,037)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(5,992,025)	(5,992,025)
Balance on June 30, 2021	83,100,000	11.441	11,057,075	50,043,263	2,502,827	(226.449)	-	146,488,157
Balance on December 31, 2021	83,100,000	11.441	11,548,007	56,122,893	(2,994,628)	(666.702)	-	147,121,011
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of treasury shares	-	-	-	(666.702)	-	666.702	-	-
Asset valuation adjustments (1)	-	-	-	-	(3,736,605)	-	-	(3,736,605)
Net income	-	-	-	-	-	-	14,084,516	14,084,516
Allocations:								
- Reserves	-	-	704.226	8,615,173	-	-	(9,319,399)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(4,765,117)	(4,765,117)
Balance on June 30, 2022	87,100,000	11.441	12,252,233	60,071,364	(6,731,233)	-	-	152,703,805

(1) Includes the effects of exchange rate variation referring to the conversion of investments abroad.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Cash Flow

	R$ thousand	
	Six months ended on June 30	
	2022	2021
Cash flow from operating activities:		
Income/(Loss) before income taxes and non-controlling interests	**19,439,546**	**18,396,480**
Adjustments for:	**16,250,686**	**6,064,166**
- Effect of changes in exchange rates on cash and cash equivalents	(678,835)	264,445
- Expected credit loss associated with credit risk	13,139,339	7,458,275
– Depreciation and amortization	2,561,699	3,156,387
Constitution/Reversion impairment losses of assets	(2,782,315)	232,665
- CConstitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	1,692,630	1,666,551
- Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds	15,079,873	6,487,178
- Share of profit (loss) of associates and jointly controlled entities	(667,863)	(397,601)
(Gain)/Loss on Investments	(350,432)	-
- (Gain)/loss on sale of fixed assets	(16,012)	26,979
- (Gain)/loss on sale of non-financial assets held for sale	(156,679)	(75,865)
- Foreign Exchange variation from other assets and liabilities overseas	(11,570,719)	(12,754,848)
(Increase)/Decrease in interbank investments	7,541,446	(15,192,746)
(Increase)/Decrease in compulsory deposits with the Brazilian Central Bank	1,865,936	(1,619,963)
(Increase)/Decrease in trading securities and derivative financial instruments	30,391,779	(17,298,503)
(Increase)/Decrease in loans and leases	(27,325,764)	(28,670,213)
(Increase)/Decrease in deferred income tax assets	(3,222,224)	(1,551,669)
(Increase)/Decrease in other assets	408,906	2,216,215
(Increase)/Decrease in other financial liabilities	(13,699,310)	(26,838,543)
Increase/(Decrease) in deposits and other financial liabilities	1,794,643	34,837,773
Increase/(Decrease) in deferred tax liabilities	(6,033,118)	(4,672,609)
Increase/(Decrease) in provisions	(2,054,371)	(4,813,571)
Increase/(decrease) in other liabilities	8,049,873	13,245,994
Income tax and social contribution paid	(5,483,654)	(4,479,860)
Net cash provided by/(used in) operating activities	**27,924,374**	**(30,377,049)**
Cash flow from investing activities:		
Proceeds from maturity of and interest on held-to-maturity securities	22,046,853	16,147,840
Proceeds from sale of/maturity of and interest on available-for-sale securities	99,884,880	69,962,827
Proceeds from sale of non-financial assets held for sale	234,922	312,649
Proceeds from sale of property and equipment	207,757	402,275
Acquisition of subsidiaries, net of cash and cash equivalents received	(623,966)	(183,172)
Purchases of available-for-sale securities	(116,362,592)	(117,054,114)
Purchases of held-to-maturity securities	(10,599,561)	(2,512,969)
Purchase of premises and equipment	(1,505,152)	(707,928)
Intangible asset acquisitions	(2,991,283)	(1,383,867)
Dividends and interest on shareholders' equity received	520,757	168,544
Net cash provided by/(used in) investing activities	**(9,187,385)**	**(34,847,915)**
Cash flow from financing activities:		
Securities issued	56,747,503	40,881,994
Settlement and interest payments of securities issued	(39,169,647)	(52,808,746)
Funds from subordinated debt issued	8,074,700	2,747,400
Settlement and interest payments of subordinated debts	(11,557,020)	(8,951,289)
Interest on Shareholders' Equity/Dividends Paid	(2,649,217)	(3,936,815)
Non-controlling interest	(139,489)	(174,249)
Acquisition of treasury shares	-	(226,449)
Net cash provided by/(used in) financing activities	**11,306,830**	**(22,468,154)**
Net increase/(decrease) in cash and cash equivalents	**30,043,819**	**(87,693,118)**
Cash and cash equivalents - at the beginning of the period	71,386,319	190,820,989
Effect of changes in exchange rates in cash and cash equivalents	678,835	(264,445)
Cash and cash equivalents - at the end of the period	102,108,973	102,863,426
Net increase/(decrease) in cash and cash equivalents	**30,043,819**	**(87,693,118)**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Added Value accumulated

Description	R$ thousand			
	Six months ended on June 30			
	2022	%	2021	%
1 – Revenue	**90,737,416**	**263.9**	**55,099,406**	**171.2**
1.1) Financial intermediation	**90,005,100**	**261.8**	**51,870,779**	**161.1**
1.2) Fees and commissions	**14,187,799**	**41.3**	**13,343,450**	**41.4**
1.3) Expected Credit Loss Associated with Credit Risk expenses	**(13,139,339)**	**(38.2)**	**(7,458,275)**	**(23.2)**
1.4) Other	**(316,144)**	**(0.9)**	**(2,656,548)**	**(8.3)**
2 – Financial intermediation expenses	**(46,603,375)**	**(135.6)**	**(12,993,056)**	**(40.4)**
3 – Inputs acquired from third parties	**(7,862,387)**	**(22.9)**	**(7,155,404)**	**(22.2)**
Outsourced services	(2,469,880)	(7.2)	(2,356,277)	(7.3)
Data processing	(983,276)	(2.9)	(1,059,092)	(3.3)
Communication	(574,187)	(1.7)	(649,194)	(2.0)
Asset maintenance	(674,589)	(2.0)	(640,034)	(2.0)
Financial system services	(664,767)	(1.9)	(578,608)	(1.8)
Advertising and marketing	(826,743)	(2.4)	(429,892)	(1.3)
Security and surveillance	(292,460)	(0.9)	(298,718)	(0.9)
Transport	(380,643)	(1.1)	(325,394)	(1.0)
Material, water, electricity and gas	(258,656)	(0.8)	(230,180)	(0.7)
Travel	(28,087)	(0.1)	(13,493)	-
Other	(709,099)	(2.1)	(574,522)	(1.8)
4 – Gross added value (1-2-3)	**36,271,654**	**105.5**	**34,950,946**	**108.6**
5 – Depreciation and amortization	**(2,561,699)**	**(7.5)**	**(3,156,387)**	**(9.8)**
6 – Net added value produced by the entity (4-5)	**33,709,955**	**98.1**	**31,794,559**	**98.8**
7 – Added value received through transfer	**667,863**	**1.9**	**397,601**	**1.2**
Share of profit (loss) of associates and jointly controlled companies	667,863	1.9	397,601	1.2
8 – Added value to distribute (6+7)	**34,377,818**	**100.0**	**32,192,160**	**100.0**
9 – Added value distributed	**34,377,818**	**100.0**	**32,192,160**	**100.0**
9.1) Personnel	**9,135,649**	**26.6**	**8,438,586**	**26.2**
Salaries	5,337,070	15.5	4,841,437	15.0
Benefits	2,465,797	7.2	2,251,966	7.0
Government Severance Indemnity Fund for Employees (FGTS)	369,163	1.1	404,615	1.3
Other	963,619	2.8	940,568	2.9
9.2) Tax, fees and contributions	**10,439,870**	**30.4**	**10,915,886**	**33.9**
Federal	9,828,338	28.6	10,218,669	31.7
State	1,277	-	8,695	-
Municipal	610,255	1.8	688,523	2.1
9.3) Remuneration for providers of capital	**600,245**	**1.7**	**601,548**	**1.9**
Rental	599,894	1.7	595,509	1.8
Asset leases	351	-	6,039	-
9.4) Added Value distributed to shareholders	**14,202,054**	**41.3**	**12,236,140**	**38.0**
Interest on Shareholders' Equity/Dividends paid and/or provisioned	4,765,117	13.9	5,992,025	18.6
Retained earnings	9,319,399	27.1	6,135,037	19.1
Non-controlling interests in retained earnings	117,538	0.3	109,078	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that the entity has control over, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Statements.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits between the companies were eliminated, as well as the portions of net income and shareholders' equity attributable to the interests of non-controlling shareholders. Goodwill on acquisitions of investments in associated/subsidiaries and jointly-controlled companies is presented in investments (Note 12) and intangible assets (Note 14a). The foreign exchange variation from foreign branches and investments is presented, in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings as these are the instruments used to hedge the exchange variation produced by the Organization's investments abroad.

Separately and in addition to these condensed financial statements, the Organization has prepared condensed consolidated financial statements in accordance with IFRS as issued by the IASB, as provided for in article 77 of CMN Resolution No. 4,966/22, which are being released on the same date.

These statements are in accordance with the rules applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen) for the preparation of financial statements, these include CMN Resolution No. 4,818/20 and BCB Resolution No. 2/20, including the guidelines issued by the No. 4,595/64 (National Financial System Law) and No. 6,404/76 (Corporate Law), as amended by Laws No. 11,638/07 and No. 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item.

Management declares that all relevant information required to be presented in these consolidated financial statements, and only such information, is being disclosed, and corresponds to the information used by the Management in the running of the Company.

The consolidated financial statements include estimates and assumptions, such as: the calculation of expected credit loss associated with credit risk; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's consolidated financial statements were approved by the Board of Directors on August 4, 2022.

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A. (1)	São Paulo - Brazil	Digital Bank	100.00%	-	100.00%	-
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Argentina S.A.U. (2)	Buenos Aires - Argentina	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - México	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bac Florida Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Atlântica Companhia de Seguros (6)	Rio de Janeiro - Brazil	Insurance	0.00%	100.00%	0.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (7)	São Paulo - Brazil	Dental care	51.41%	50.01%	51.41%	50.01%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (7)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (2)	New York - United States	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (8)						
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv PerformanceFICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private BP FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) In February 2022, due to the acquisition of the 50% interest, Bradesco's now hold 100% of the company's interest and consolidate it in the Financial Statements;

(2) The functional currency of these companies abroad is the Brazilian Real;

(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(4) The functional currency of this company is the Mexican Peso;

(5) The functional currency of this company is the US Dollar;

(6) Company merged in May 2022;

(7) Accounting information used with date lag of up to 60 days; and

(8) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING POLICIES

The half-yearly consolidated financial statements follow, in all its relevant aspects, uniform principles, methods and criteria in relation to those adopted for the annual consolidated financial statements for the year ended December 31, 2021 and should be analyzed in conjunction with those consolidated financial statements.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The significant accounting estimates and judgments used in the preparation of these semi-annual consolidated financial statements are consistent with those adopted for the annual financial statements for the year ended December 31, 2021.

5) CASH AND CASH EQUIVALENTS

	R$ thousand	
	On June 30, 2022	On December 31, 2021
Cash and due from banks in domestic currency	15,163,523	14,850,622
Cash and due from banks in foreign currency	9,266,350	6,433,495
Investments in gold	-	213
Total cash and due from banks	**24,429,873**	**21,284,330**
Interbank investments (1)	77,679,100	50,101,989
Total cash and cash equivalents	**102,108,973**	**71,386,319**

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2022	On December 31, 2021
Securities purchased under agreements to resell:						
Own portfolio position	**9,578,765**	**1,920,693**	-	-	**11,499,458**	**10,447,117**
• Financial treasury bills	815,008	402,048	-	-	1,217,056	549,778
• National treasury notes	5,537,280	917,225	-	-	6,454,505	6,775,038
• National treasury bills	2,840,885	557,778	-	-	3,398,663	1,243,142
• Other	385,592	43,642	-	-	429,234	1,879,159
Funded position	**53,171,729**	**157,936**	-	-	**53,329,665**	**43,869,456**
• Financial treasury bills	37,537,100	-	-	-	37,537,100	35,230,954
• National treasury notes	3,825	157,936	-	-	161,761	5,179,482
• National treasury bills	15,630,804	-	-	-	15,630,804	3,459,020
Unrestricted position	**4,962,332**	**6,441,040**	-	-	**11,403,372**	**13,183,666**
• National treasury bills	4,962,332	6,441,040	-	-	11,403,372	13,183,666
Subtotal	**67,712,826**	**8,519,669**	-	-	**76,232,495**	**67,500,239**
Interest-earning deposits in other banks:						-
• Interest-earning deposits in other banks:	6,263,370	4,395,033	1,897,134	2,672,317	15,227,854	15,931,032
• Allowance for losses	(485)	(7,932)	(24,135)	(30,982)	(63,534)	(70,122)
Subtotal	**6,262,885**	**4,387,101**	**1,872,999**	**2,641,335**	**15,164,320**	**15,860,910**
Discretionary deposits at the Central Bank						
- Discretionary deposits at the Central Bank	11,999,999	-	-	-	11,999,999	-
Subtotal	**11,999,999**	-	-	-	**11,999,999**	-
On June 30, 2022	**85,975,710**	**12,906,770**	**1,872,999**	**2,641,335**	**103,396,814**	
%	83.2	12.5	1.8	2.6	100.0	
On December 31, 2021	**59,486,174**	**14,293,321**	**6,812,695**	**2,768,959**		**83,361,149**
%	71.4	17.1	8.2	3.3		100.0

b) Income from interbank investments

Presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

	R$ thousand	
	Six months ended on June 30	
	2022	2021
Income from investments in purchase and sale commitments:		
• Own portfolio position	1,166,113	497,201
• Funded position	4,052,521	1,401,187
• Unrestricted position	1,599,379	1,459,589
Subtotal	**6,818,013**	**3,357,977**
Income from interest-earning deposits in other banks/Others	**718,012**	**175,541**
Total (Note 9f III)	**7,536,025**	**3,533,518**

7) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement

			R$ thousand
	Remuneration	On June 30, 2022	On December 31, 2021
Compulsory deposit – demand deposits	not remunerated	11,055,348	12,598,918
Compulsory deposit – savings deposits	savings index	18,717,123	19,112,960
Compulsory deposit – time deposits	Selic rate	55,678,895	55,605,424
Total		**85,451,366**	**87,317,302**

For more information on compulsory deposits, see Note 38 f.

b) Revenue from reserve requirement

		R$ thousand
	Six months ended on June 30	
	2022	2021
Reserve requirement – Bacen (Compulsory deposit)	3,550,380	936,547
Reserve requirement – SFH (1)	2,173	1,451
Total	**3,552,553**	**937,998**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

8) SECURITIES

a) Consolidated classification by categories, terms and business segments

I) Trading securities

R$ thousand

Securities	On June 30, 2022							On December 31, 2021	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	18,416,084	4,598,749	17,899,776	33,706,730	74,621,339	75,641,001	(1,019,662)	110,532,857	(226,236)
Financial treasury bills	-	603,272	662,099	10,137,313	11,402,684	11,402,494	190	19,538,769	673
National treasury notes	-	1,146,772	10,247,719	18,209,837	29,604,328	30,211,052	(606,724)	23,320,871	(137,537)
Financial bills	-	57	158,831	140,755	299,643	297,830	1,813	316,237	584
Debentures	220	29,597	1,632	951,791	983,240	1,041,057	(57,817)	1,020,066	(92,678)
National treasury bills	13,035,426	1,735,139	6,615,983	2,738,553	24,125,101	24,138,846	(13,745)	58,977,840	74,842
Brazilian foreign debt securities	-	-	-	201,418	201,418	213,385	(11,967)	307,452	(4,743)
Other	5,380,438	1,083,912	213,512	1,327,063	8,004,925	8,336,337	(331,412)	7,051,622	(67,377)
- Insurance group - insurance and capitalization bonds	3,171,803	392,395	2,042,107	4,870,360	10,476,665	10,504,717	(28,052)	12,511,328	(2,179)
Financial treasury bills	-	375,261	823,845	3,865,197	5,064,303	5,061,203	3,100	8,117,571	3,827
Financial bills	-	3,890	7,285	157,987	169,162	177,868	(8,706)	241,658	(7,024)
Other	3,171,803	13,244	1,210,977	847,176	5,243,200	5,265,646	(22,446)	4,152,099	1,018
- Insurance group - Pension plans	12,802,817	13,567,142	11,994,709	163,522,555	201,887,223	202,881,832	(994,609)	191,465,868	(1,749,814)
Financial treasury bills	27,455	949,718	2,792,032	108,862,917	112,632,122	112,492,342	139,780	115,535,302	(121,801)
National treasury notes	-	7,590,858	2,937,776	11,530,613	22,059,247	23,260,641	(1,201,394)	30,591,557	(1,618,250)
National treasury bills	57,672	1,141,614	1,666,484	5,503,584	8,369,354	8,493,707	(124,353)	2,799,217	(145,780)
Financial bills	509,629	2,455,395	3,086,335	24,299,524	30,350,883	30,257,432	93,451	17,768,099	34,142
Debentures	81,039	1,022,267	1,356,575	12,449,204	14,909,085	14,812,873	96,212	12,031,465	97,351
Other	12,127,022	407,290	155,507	876,713	13,566,532	13,564,837	1,695	12,740,228	4,524
- Other activities	-	-	-	2,639	2,639	2,625	14	3,369	(1)
Financial treasury bills	-	-	-	2,639	2,639	2,625	14	3,369	(1)
Total	34,390,704	18,558,286	31,936,592	202,102,284	286,987,866	289,030,175	(2,042,309)	314,513,422	(1,978,230)

II) Available-for-sale securities

R$ thousand

Securities (2)	On June 30, 2022							On December 31, 2021	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	8,330,906	10,850,073	24,524,897	211,783,575	255,489,451	257,529,720	(2,040,269)	226,021,803	(339,446)
National treasury bills	-	-	2,450,419	33,320,122	35,770,541	36,480,327	(709,786)	41,513,590	253,453
Debentures	2,602,925	616,702	6,234,032	69,688,037	79,141,696	78,857,236	284,460	73,325,855	(72,331)
National treasury notes	-	-	7,760,247	36,704,936	44,465,183	46,196,079	(1,730,896)	25,487,559	(741,152)
Foreign corporate securities	26,159	1,437,618	179,930	3,252,929	4,896,636	4,958,962	(62,326)	6,147,618	148,129
Shares	1,505,070	-	-	-	1,505,070	1,555,080	(50,010)	1,505,043	(50,023)
Foreign government bonds	1,385,636	5,540,487	1,051,494	335,330	8,312,947	8,370,964	(58,017)	7,404,875	(14,708)
Promissory notes	27,373	437,801	1,216,024	8,220,766	9,901,964	9,686,256	215,708	6,278,812	84,340
Certificates of real estate receivables	94,366	-	-	1,523,395	1,617,761	1,547,680	70,081	1,655,559	81,489
Financial treasury bills	-	495,612	538,644	41,985,195	43,019,451	42,760,202	259,249	34,422,172	129,099
Other	2,689,377	2,321,853	5,094,107	16,752,865	26,858,202	27,116,934	(258,732)	28,280,720	(157,742)
- Insurance group - insurance and capitalization bonds	3,068,175	-	3,254,879	14,737,781	21,060,835	24,554,684	(3,493,849)	27,981,338	(2,229,618)
National treasury notes	-	-	3,254,879	13,112,822	16,367,701	18,454,392	(2,086,691)	20,946,637	(1,706,814)
Shares	2,875,006	-	-	-	2,875,006	4,166,640	(1,291,634)	5,208,223	(521,707)
National treasury bills	-	-	-	1,401,303	1,401,303	1,512,456	(111,153)	1,389,144	(60,334)
Other	193,169	-	-	223,656	416,825	421,196	(4,371)	437,334	59,237
- Insurance group - Pension plans	1,968,415	4,374	45,655	9,479,395	11,497,839	13,082,033	(1,584,194)	33,579,226	(725,720)
National treasury notes	-	-	-	8,642,187	8,642,187	10,058,083	(1,415,896)	32,012,039	(717,313)
Shares	1,964,124	-	-	-	1,964,124	2,082,492	(118,368)	810,017	1
Debentures	4,291	4,374	4,209	640,641	653,515	696,141	(42,626)	538,822	(580)
Other	-	-	41,446	196,567	238,013	245,317	(7,304)	218,348	(7,828)
- Other activities	110	-	-	-	110	158	(48)	111	(47)
Other	110	-	-	-	110	158	(48)	111	(47)
Subtotal	13,367,606	10,854,447	27,825,431	236,000,751	288,048,235	295,166,595	(7,118,360)	287,582,478	(3,294,831)
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	(2,020,569)	-	(1,557,951)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(1,716,370)	-	313,001
Total	13,367,606	10,854,447	27,825,431	236,000,751	288,048,235	295,166,595	(10,855,299)	287,582,478	(4,539,781)

III) Held-to-maturity securities

Securities (2)									R$ thousand
	On June 30, 2022							On December 31, 2021	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	6,498,975	257	423,254	47,457,050	54,379,536	50,638,890	(3,740,646)	56,939,643	(2,278,309)
National treasury bills	6,498,936	-	-	20,162,571	26,661,507	25,590,153	(1,071,354)	33,227,175	(877,513)
Certificates of real estate receivables	-	-	4,637	4,918,986	4,923,623	4,842,740	(80,883)	5,868,326	294,827
National treasury notes	39	257	418,617	17,049,503	17,468,416	15,273,544	(2,194,872)	17,683,251	(1,696,727)
Other	-	-	-	5,325,990	5,325,990	4,932,453	(393,537)	160,891	1,104
- Insurance group - insurance and capitalization bonds	-	1,231,576	40,663	9,474,293	10,746,532	9,730,551	(1,015,981)	6,849,905	(41,062)
National treasury notes	-	1,231,576	40,663	9,474,293	10,746,532	9,730,551	(1,015,981)	6,849,905	(41,062)
- Insurance group - Pension plans	-	-	318,617	46,721,632	47,040,249	49,129,609	2,089,360	22,137,515	3,125,159
National treasury notes	-	-	318,617	46,721,632	47,040,249	49,129,609	2,089,360	22,137,515	3,125,159
Total	6,498,975	1,231,833	782,534	103,652,975	112,166,317	109,499,050	(2,667,267)	85,927,063	805,788

b) Composition of the securities portfolio by type and maturity

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2022 (3) (4)	On December 31, 2021 (3) (4)
Own securities	48,452,719	28,928,953	39,782,581	390,870,975	508,035,228	488,859,567
Fixed income securities	34,331,389	28,928,953	39,782,581	390,870,975	493,913,898	473,965,462
Equity securities	14,121,330	-	-	-	14,121,330	14,894,105
Restricted securities	5,804,566	1,114,024	18,484,507	146,864,678	172,267,775	194,867,853
- Subject to repurchase agreements	5,663,757	864,570	15,085,243	117,824,355	139,437,925	156,010,950
- Privatization rights	-	-	-	22,382	22,382	24,692
- Given in guarantee	140,809	249,454	3,399,264	29,017,941	32,807,468	38,832,211
Securities sold under repurchase agreements - unrestricted	-	601,589	2,277,469	4,020,357	6,899,415	4,295,543
Total	54,257,285	30,644,566	60,544,557	541,756,010	687,202,418	688,022,963
%	7.9	4.5	8.8	78.8	100.0	100.0

(1) Related to derivative financial instruments classified as accounting hedges of available-for-sale securities;

(2) In compliance with the provisions of article 8 of Bacen Circular No. 3,068/01, Bradesco declares that it has the financial capacity and intention to hold securities classified in the held-to-maturity category until maturity. In preparing the consolidated financial statements as of June 30, 2022, Management decided to reclassify Securities, essentially held by entities of the "Insurance Group" segment, from the category Available for Sale to Held to Maturity, in the amount of R $32,014,934 thousand, due to the review and alignment of its business models with the financial asset management strategies that cover the coverage of long-term technical provisions and risk and capital management, considering the projection of its new flows of cash and changes in the markets for securities of certain characteristics, where the intention is to hold the assets until their maturity, combined with the terms expected by the liabilities, which has no impact on the result, since the unrealized result (plus/minus value) in the gross amount of R$(1,747,428) thousand, was kept in Shareholders' Equity and will be recognized in income for the remaining term of the bonds to their respective maturities. On December 31, 2021, there was a reclassification of Securities held by entities in the "Financial" segment of the Available for Sale for Trading category, in the amount of R$40,305,887 thousand, with effects on the result in the gross amount of R$(1,373,557) thousand, according to article 5 of the aforementioned Circular, resulting from the alignment of its business models with the risk and capital management strategy. In the 1st half of 2021, there were no sales or reclassifications of securities classified in the Held to Maturity category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas.

c) Impairment of Securities

In the first half of 2022, there was a reversal of impairment of financial assets, basically debentures, in the amount of R$(2,409,956) thousand, which are classified in the categories of "Available for Sale" and "Held to Maturity" (R$232,665 thousand in 2021).

9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Bradesco's derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousand

	Total on June 30, 2022					Total on December 31, 2021				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	92,343,670		-	-	-	99,213,654		-	-	-
- Interbank market	50,894,923	-	-	-	-	61,640,819	-	-	-	-
- Foreign currency	38,329,910	2,023,288	-	-	-	31,449,101	-	-	-	-
- Other	3,118,837	546,073	-	-	-	6,123,734	2,234,955	-	-	-
Sale commitments:	182,994,746		-	-	-	186,188,569		-	-	-
- Interbank market (1)	144,115,360	93,220,437	-	-	-	131,650,443	70,009,624	-	-	-
- Foreign currency (2)	36,306,622	-	-	-	-	50,649,347	19,200,246	-	-	-
- Other	2,572,764	-	-	-	-	3,888,779	-	-	-	-
Option contracts										
Purchase commitments:	164,536,951		1,686,278	362,395	2,048,673	277,559,369		1,304,697	473,982	1,778,679
- Interbank market	156,441,366	8,594,552	864,819	(156)	864,663	250,565,454	8,112,967	748,111	(264)	747,847
- Foreign currency	5,393,158	251,181	90,718	(19,894)	70,824	3,442,347	-	151,280	(51,642)	99,638
- Other	2,702,427	-	730,741	382,445	1,113,186	23,551,568	-	405,306	525,888	931,194
Sale commitments:	156,066,096		(1,162,144)	28,302	(1,133,842)	270,271,972		(943,666)	(148,378)	(1,092,044)
- Interbank market	147,846,814	-	(34,207)	14,537	(19,670)	242,452,487	-	(96,655)	45	(96,610)
- Foreign currency	5,141,977	-	(101,115)	56,710	(44,405)	3,986,437	544,090	(172,612)	115,438	(57,174)
- Other	3,077,305	374,878	(1,026,822)	(42,945)	(1,069,767)	23,833,048	281,480	(674,399)	(263,861)	(938,260)
Forward contracts										
Purchase commitments:	34,124,905		(297,158)	(3,946)	(301,104)	32,430,997		303,733	(5,263)	298,470
- Foreign currency	31,694,174	905,246	(545,581)	-	(545,581)	31,622,823	4,716,522	231,503	(826)	230,677
- Other	2,430,731	-	248,423	(3,946)	244,477	808,174	-	72,230	(4,437)	67,793
Sale commitments:	36,389,337		1,193,590	(48,501)	1,145,089	30,185,980		1,876,674	(38,817)	1,837,857
- Foreign currency (2)	30,788,928	-	226,524	-	226,524	26,906,301	-	(92,393)	-	(92,393)
- Other	5,600,409	3,169,678	967,066	(48,501)	918,565	3,279,679	2,471,505	1,969,067	(38,817)	1,930,250
Swap contracts										
Assets (long position):	331,232,998		9,553,979	3,300,194	12,854,173	85,399,663		13,299,664	3,501,416	16,801,080
- Interbank market	36,378,100	-	772,911	3,048,626	3,821,537	26,515,089	-	(33,786)	1,594,172	1,560,386
- Fixed rate	4,435,243	43,125	571,473	(380,422)	191,051	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165
- Foreign currency	280,657,471	25,446,996	6,971,861	636,688	7,608,549	32,743,824	14,819,075	8,095,899	2,530,658	10,626,557
- IGPM	405,057	-	524,320	(10,278)	514,042	504,587	-	563,281	11,054	574,335
- Other	9,357,127	3,826,631	713,414	5,580	718,994	9,522,191	4,995,108	539,030	130,607	669,637

R$ thousand

	Total on June 30, 2022					Total on December 31, 2021				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Liabilities (unrestricted position):	307,341,380		(8,119,018)	(1,454,711)	(9,573,729)	67,738,764		(10,367,236)	(1,337,364)	(11,704,600)
- Interbank market	41,607,672	5,229,572	(977,379)	(1,765,756)	(2,743,135)	37,713,535	11,198,446	(29,833)	(1,336,711)	(1,366,544)
- Fixed rate	4,392,118	-	(322,327)	28,560	(293,767)	6,860,219	-	(2,983,362)	21,352	(2,962,010)
- Foreign currency	255,210,475	-	(5,032,684)	88,426	(4,944,258)	17,924,749	-	(5,924,580)	(53,459)	(5,978,039)
- IGPM	600,619	195,562	(786,517)	14,583	(771,934)	713,178	208,592	(759,159)	(17,985)	(777,144)
- Other	5,530,496	-	(1,000,111)	179,476	(820,635)	4,527,083	-	(670,302)	49,439	(620,863)
Total	1,305,030,083		2,855,527	2,183,733	5,039,260	1,048,988,968		5,473,866	2,445,576	7,919,442

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$105,185,858 thousand (R$97,361,681 thousand on December 31, 2021); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$45,388,377 thousand (R$46,895,240 thousand on December 31, 2021) (Note 9f II);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$30,836,081 thousand (R$32,578,474 thousand on December 31, 2021); and

(3) Reflects the net balance between the Asset and Liability position.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

R$ thousand

	Total on June 30, 2022							Total on December 31, 2021
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Fair value	Original amortized cost	Fair value adjustment	Fair value
Swaps	662,675	627,772	922,543	10,641,183	12,854,173	9,553,979	3,300,194	16,801,080
Forward purchases	663,961	320,145	84,464	2,082,779	3,151,349	3,151,100	249	714,556
Forward sales (1)	1,659,912	1,502,669	659,362	2,076,884	5,898,827	5,946,789	(47,962)	2,890,410
Premiums on exercisable options	310,779	155,024	13,986	1,568,884	2,048,673	1,686,278	362,395	1,778,679
Total assets (A)	3,297,327	2,605,610	1,680,355	16,369,730	23,953,022	20,338,146	3,614,876	22,184,725
Swaps	(347,941)	(392,228)	(586,726)	(8,246,834)	(9,573,729)	(8,119,018)	(1,454,711)	(11,704,600)
Forward purchases	(457,149)	(327,359)	(354,838)	(2,313,107)	(3,452,453)	(3,448,258)	(4,195)	(416,086)
Forward sales	(927,671)	(1,396,281)	(480,830)	(1,948,956)	(4,753,738)	(4,753,199)	(539)	(1,052,553)
Premiums on written options	(241,635)	(193,661)	(68,796)	(629,750)	(1,133,842)	(1,162,144)	28,302	(1,092,044)
Total liabilities (B)	(1,974,396)	(2,309,529)	(1,491,190)	(13,138,647)	(18,913,762)	(17,482,619)	(1,431,143)	(14,265,283)
Net position (A-B)	1,322,931	296,081	189,165	3,231,083	5,039,260	2,855,527	2,183,733	7,919,442

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – Nominal Value

R$ thousand

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30, 2022	Total on December 31, 2021
Futures contracts (1)	67,336,001	9,257,805	53,917,308	144,827,302	275,338,416	285,402,223
Option contracts	233,309,034	63,319,685	18,088,479	5,885,849	320,603,047	547,831,341
Forward contracts (1)	39,327,582	10,699,734	11,554,957	8,931,969	70,514,242	62,616,977
Swap contracts	173,759,041	159,936,061	125,444,911	179,434,365	638,574,378	153,138,427
Total on June 30, 2022	513,731,658	243,213,285	209,005,655	339,079,485	1,305,030,083	
Total on December 31, 2021	565,415,602	200,165,615	59,701,103	223,706,648		1,048,988,968

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

		R$ thousand
	On June 30, 2022	On December 31, 2021
Government securities		
National treasury notes	3,264,781	5,169,701
Total	**3,264,781**	**5,169,701**

e) Gains and losses, net

		R$ thousand
	Six months ended on June 30	
	2022	2021
Swap contracts	44,841	2,578,598
Forward contracts (1)	(1,318,215)	(3,039,925)
Option contracts	324,810	(195,636)
Futures contracts (1)	2,051,330	783,226
Foreign exchange variation of assets and liabilities overseas	1,084,103	182,087
Total (Note 9f III)	**2,186,869**	**308,350**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

		R$ thousand
	Total on June 30, 2022	Total on December 31, 2021
B3 (stock exchange)	584,170,351	823,937,640
B3 (over-the-counter)	**192,354,690**	**189,058,418**
- Financial Institutions	60,283,960	73,884,030
- Companies	131,647,550	114,852,989
- Individuals	423,180	321,399
Overseas (stock exchange) (1)	6,313,259	5,257,959
Overseas (over-the-counter) (1)	522,191,783	30,734,951
Total	**1,305,030,083**	**1,048,988,968**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

		R$ thousand
	Total on June 30, 2022	Total on December 31, 2021
Risk received in credit swaps:	**3,029,334**	**3,490,765**
- Debt securities issued by companies	585,336	826,946
- Bonds of the Brazilian public debt	1,796,057	2,085,120
- Bonds of foreign public debt	647,941	578,699
Risk transferred in credit swaps:	**(1,246,644)**	**(1,512,316)**
- Brazilian public debt derivatives	(607,608)	(831,495)
- Foreign public debt derivatives	(639,036)	(680,821)
Total net credit risk value	**1,782,690**	**1,978,449**
Effect on Shareholders' Equity	**96,145**	**111,268**
Remuneration on the counterparty receiving the risk	**(34,204)**	**(33,927)**

The contracts related to credit derivatives transactions described above are due in 2027. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On June 30, 2022, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the net income of the Organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement.

				R$ thousand
Strategy	Fair value of hedge instruments	Fair value of hedged items	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	45,511,804	45,764,712	(2,305,552)	(1,268,053)
Hedge of interest payments on funding (2)	105,185,858	104,409,179	954,921	525,206
Total on June 30, 2022	**150,697,661**	**150,173,891**	**(1,350,631)**	**(742,847)**
Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933.758)	(513.567)
Hedge of interest payments on funding (1)	97,361,681	96,910,430	215.196	118.358
Total on December 31, 2021	**144,256,921**	**144,075,173**	**(718.562)**	**(395.209)**

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2027, making the cash flow fixed; and
(2) Referenced to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates in 2025, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which the Organization expects to recognize in the income statement, amount to R$(319,202) thousand.

The gains/(losses) related to the cash flow accounting hedge, recorded in income accounts, until June 30, 2022 was R$ 182 thousand.

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged item are shares classified as Available for Sale. Increases or decreases in fair value that are effectively hedged are recognized in the income statement. Increases or decreases in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when the hedged item is settled. The ineffective portion of the hedged item is recognized directly in an equity account.

				R$ thousand
Strategy	Fair value of hedge instruments	Fair value of hedged items	Fair value adjustment recorded in income (gross of tax effects)	Fair value adjustment recorded in income (net of tax effects)
Debenture hedge (1)	211,344	211,251	15,598	8,579
Total on June 30, 2022	**211,344**	**211,251**	**15,598**	**8,579**
Debenture hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021	**205,592**	**205,592**	**5,592**	**3,076**

(1) Regarding the risk of shares, using Swaps contracts, with maturities up to 2028.
The effectiveness verified in the hedge portfolio is in accordance with the provisions of Bacen Circular 3,082/02.

For the next 12 months, the gains/(losses) related to the fair value hedge accounting, which are expected to be recognized in equity accounts is R$(12,115) thousand.

The gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, until June 30, 2022 was R$7 thousand.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy				R$ thousand
	Fair value of hedge instruments	Fair value of hedged items	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	FAccumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	2,988,799	2,937,651	(669,938)	(351,332)
Total on June 30, 2022	**2,988,799**	**2,937,651**	**(669,938)**	**(351,332)**
Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	(839,389)	(440,197)
Total on December 31, 2021	**4,658,609**	**2,800,937**	**(839,389)**	**(440,197)**

(1) Subsidiaries whose functional currency is different from the Brazilian real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$(8,740) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, until June 30, 2022 was R$ (35,211) thousand (2021 - R$ (38,333) thousand).

III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

		R$ thousand
	Six months ended on June 30	
	2022	2021
Fixed income securities	22,817,826	9,106,581
Interbank investments (Note 6b)	7,536,025	3,533,518
Equity securities	(1,076,106)	(649,185)
Subtotal	**29,277,745**	**11,990,914**
Financial income from insurance, pension plans and capitalization bonds (1)	2,749,894	4,564,500
Net gain or (loss) from derivative financial instruments (Note 9e)	2,186,869	308,350
Total	**34,214,508**	**16,863,764**

(1) In the first half of 2022, it comprises financial income from insurance, pension plans and capitalization in the amount of R$17,829,767 thousand (R$11,051,678 thousand in 2021) and Expenses with updating and interest on technical provisions for insurance, pension plans and capitalization in the amount of R$(15,079,873) thousand (R$(6,487,178) thousand in 2021) (Note 16e).

10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) Modalities and risk levels

											R$ thousand
	Levels of risk										
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2022	Total on December 31, 2021
Discounted trade receivables and loans (1)	35,703,695	63,337,033	89,976,052	51,292,784	14,730,620	12,975,925	7,040,406	3,958,737	18,494,102	297,509,354	287,155,646
Financing and on-lending	117,334,552	45,378,784	22,970,011	11,792,637	2,918,557	2,022,605	1,528,638	1,247,739	1,559,937	206,753,460	199,312,644
Agricultural and agribusiness loans	7,646,252	10,392,855	5,450,273	413,707	47,716	21,120	12,404	7,255	44,502	24,036,084	23,513,741
Subtotal	160,684,499	119,108,672	118,396,336	63,499,128	17,696,893	15,019,650	8,581,448	5,213,731	20,098,541	528,298,898	509,982,031
Leases	465,261	1,305,082	1,527,290	21,295	9,244	4,382	49	16,487	12,748	3,361,838	3,283,723
Advances on foreign exchange contracts (2)	7,006,801	4,409,942	4,799,095	1,348,956	1,497	3,495	7,327	-	104,216	17,681,329	16,569,433
Subtotal	168,156,561	124,823,696	124,722,721	64,869,379	17,707,634	15,027,527	8,588,824	5,230,218	20,215,505	549,342,065	529,835,187
Other receivables	21,242,391	27,073,148	14,293,082	18,026,268	2,219,703	392,744	132,729	81,509	492,798	83,954,372	79,341,233
Credit portfolio	189,398,952	151,896,844	139,015,803	82,895,647	19,927,337	15,420,271	8,721,553	5,311,727	20,708,303	633,296,437	609,176,420
Acquisition of credit card receivables	-	-	-	-	-	-	-	-	-	16,150,947	15,238,967
Subtotal	189,398,952	151,896,844	139,015,803	82,895,647	19,927,337	15,420,271	8,721,553	5,311,727	20,708,303	649,447,384	624,415,387
Sureties and guarantees (3)	79,261,091	3,993,315	1,134,210	93,845	3,730,828	2,337,169	-	-	-	90,550,458	83,467,093
Guarantee given on rural loans assigned	-	-	-	-	-	-	-	-	-	51,532	43,016
Letters of credit for imports	-	-	-	-	-	-	-	-	-	603,618	1,233,034
Confirmed exports loans	-	-	-	-	-	-	-	-	-	209,589	31,508
Total - Memorandum accounts	79,261,091	3,993,315	1,134,210	93,845	3,730,828	2,337,169	-	-	-	91,415,197	84,774,651
Total on June 30, 2022	268,660,043	155,890,159	140,150,013	82,989,492	23,658,165	17,757,440	8,721,553	5,311,727	20,708,303	740,862,581	
Total on December 31, 2021	268,960,230	157,351,851	137,834,339	77,468,904	22,898,974	12,748,446	7,331,659	5,774,087	18,821,548		709,190,038

(1) Relation between the modality and the total credit portfolio without assignment of credits and acquisition of receivables, co-obligations and assignment of rural credits;

(2) Advances on foreign exchange contracts are classified as a reduction of the item "Other Financial Liabilities"; and

(3) The provision to cover losses, associated with the financial guarantees provided, is being evaluated as allowed by CMN Resolution No. 4,512/16. For more information on the methodology used, see Note 21b (I).

b) Composition of credit operations by risk levels and maturity ranges

R$ thousand

	Levels of risk										
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2022	Total on December 31, 2021
Performing loans	189,398,952	151,896,844	136,153,132	77,917,172	14,616,995	9,456,044	5,023,162	1,965,234	8,666,711	595,094,246	579,839,239
Installments not yet due	189,241,984	151,452,389	136,047,277	77,637,527	14,474,403	9,397,280	5,004,714	1,954,997	8,627,245	593,837,816	578,614,759
1 to 30	14,083,827	24,979,215	11,469,720	13,453,624	2,273,072	598,469	165,769	103,946	476,080	67,603,722	64,209,661
31 to 60	11,903,577	12,830,387	7,192,394	7,548,003	1,182,491	351,155	102,889	53,929	314,138	41,478,963	37,507,344
61 to 90	9,969,468	10,359,519	6,922,902	5,947,159	921,939	353,337	81,228	48,254	208,621	34,812,427	35,810,036
91 to 180	19,236,622	18,841,507	14,536,583	11,248,249	1,864,341	940,792	1,233,962	126,708	572,789	68,601,553	66,776,516
181 to 360	30,020,694	22,556,802	19,500,774	12,374,975	2,331,452	1,405,149	358,620	193,010	1,283,260	90,024,736	84,157,101
More than 360	104,027,796	61,884,959	76,424,904	27,065,517	5,901,108	5,748,378	3,062,246	1,429,150	5,772,357	291,316,415	290,154,101
Past due up to 14 days	156,968	444,455	105,855	279,645	142,592	58,764	18,448	10,237	39,466	1,256,430	1,224,480
Non-performing loans	-	-	2,862,671	4,978,475	5,310,342	5,964,227	3,698,391	3,346,493	12,041,592	38,202,191	29,337,181
Past-due installments	-	-	480,859	1,359,305	1,782,421	1,779,301	1,623,329	1,561,900	6,276,232	14,863,347	10,842,544
1 to 14	-	-	16,742	66,679	64,427	64,556	33,809	28,551	120,667	395,431	291,101
15 to 30	-	-	409,870	400,216	247,890	150,687	62,841	46,835	186,835	1,505,174	1,028,380
31 to 60	-	-	54,247	843,549	425,776	278,236	128,572	104,831	319,793	2,155,004	1,645,302
61 to 90	-	-	-	35,234	969,043	330,073	152,219	110,230	320,220	1,917,019	1,207,897
91 to 180	-	-	-	13,627	75,285	920,305	1,180,443	1,199,361	1,123,059	4,512,080	2,995,818
181 to 360	-	-	-	-	-	35,444	65,445	72,092	4,121,965	4,294,946	3,608,799
More than 360	-	-	-	-	-	-	-	-	83,693	83,693	65,247
Installments not yet due	-	-	2,381,812	3,619,170	3,527,921	4,184,926	2,075,062	1,784,593	5,765,360	23,338,844	18,494,637
1 to 30	-	-	132,479	256,752	223,020	193,136	98,290	82,576	279,598	1,265,851	919,172
31 to 60	-	-	116,285	218,098	179,616	167,845	88,252	85,922	251,503	1,107,521	830,645
61 to 90	-	-	105,645	186,845	161,630	163,719	85,674	71,382	245,456	1,020,351	818,176
91 to 180	-	-	226,993	407,332	406,368	450,477	233,600	208,578	688,934	2,622,282	1,944,855
181 to 360	-	-	363,398	641,993	658,294	763,722	383,015	343,775	1,111,830	4,266,027	3,227,053
More than 360	-	-	1,437,012	1,908,150	1,898,993	2,446,027	1,186,231	992,360	3,188,039	13,056,812	10,754,736
Total	189,398,952	151,896,844	139,015,803	82,895,647	19,927,337	15,420,271	8,721,553	5,311,727	20,708,303	633,296,437	609,176,420
Minimum required provision	-	759,484	1,390,158	2,486,869	1,992,734	4,626,081	4,360,777	3,718,209	20,708,303	40,042,615	35,886,394
Supplementary provision	-	159,226	298,401	469,152	2,170,569	2,923,617	1,235,146	1,491,036	-	8,747,147	9,220,830
Existing provision	-	918,710	1,688,559	2,956,021	4,163,303	7,549,698	5,595,923	5,209,245	20,708,303	48,789,762	45,107,224
Total portfolio as of December 31, 2021	181,519,650	152,982,973	135,798,991	77,468,904	19,300,640	10,361,145	7,331,659	5,590,910	18,821,548		609,176,420
Minimum required provision	-	764,915	1,357,990	2,324,068	1,930,064	3,108,344	3,665,828	3,913,637	18,821,548		35,886,394
Supplementary provision	-	160,077	284,712	1,117,899	3,518,757	1,946,210	916,840	1,276,335	-		9,220,830
Existing provision	-	924,992	1,642,702	3,441,967	5,448,821	5,054,554	4,582,668	5,189,972	18,821,548		45,107,224

l) Credit portfolio by days past due

Exposure - Loans	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
								R$ thousand
Total on June 30, 2022	577,170,912	10,972,736	17,522,778	5,282,137	10,845,289	11,222,817	279,768	633,296,437
Total on December 31, 2021	563,894,052	10,967,653	13,482,704	3,629,229	7,982,803	8,971,973	248,006	609,176,420

II) Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, the table below presents the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

Rating	On June 30, 2022		On December 31, 2021	R$ thousand
	Assets	Provision	Assets	Provision
AA	7,109	-	10,334	-
A	47,325	36	68,933	52
B	125,568	188	185,525	278
C	351,878	1,583	539,652	3,262
D	65,250	1,739	101,636	4,572
E	16,533	1,240	18,747	1,406
F	7,674	806	6,789	713
G	7,252	1,088	6,044	907
H	33,249	4,987	37,435	5,615
Total	**661,838**	**11,667**	**975,095**	**16,805**

c) Concentration of loans

	On June 30, 2022	% (1)	On December 31, 2021	% (1) R$ thousand
Largest borrower	6,021,669	1.0	4,591,389	0.8
10 largest borrowers	39,063,908	6.2	36,566,184	6.0
20 largest borrowers	58,710,621	9.3	56,694,208	9.3
50 largest borrowers	86,467,815	13.7	85,693,624	14.1
100 largest borrowers	108,354,212	17.1	109,004,242	17.9

(1) Percentage on total portfolio (as defined by Bacen).

d) Credit portfolio by economic sector

	On June 30, 2022	%	On December 31, 2021	% R$ thousand
Public sector	**5,310,343**	**0.8**	**6,274,554**	**1.0**
Oil, derivatives and aggregate activities	4,066,162	0.6	4,419,138	0.7
Production and distribution of electricity	1,223,951	0.2	1,306,448	0.2
Other industries	20,230	-	548,968	0.1
Private sector	**627,986,094**	**99.2**	**602,901,866**	**99.0**
Companies	**290,070,567**	**45.8**	**286,767,311**	**47.1**
Real estate and construction activities	24,851,424	3.9	23,708,445	3.9
Retail	43,381,680	6.9	42,151,968	6.9
Services	53,653,114	8.5	49,027,498	8.0
Transportation and concession	27,006,223	4.3	26,937,082	4.4
Automotive	13,339,151	2.1	12,660,961	2.1
Food products	15,384,345	2.4	17,426,747	2.9
Wholesale	21,474,676	3.4	22,341,759	3.7
Production and distribution of electricity	6,993,550	1.1	7,555,587	1.2
Iron and steel industry	8,526,913	1.3	9,398,330	1.5
Sugar and alcohol	8,700,538	1.4	7,213,887	1.2
Holding	1,986,868	0.3	2,138,697	0.4
Capital goods	3,718,890	0.6	3,655,407	0.6
Pulp and paper	3,641,463	0.6	3,736,314	0.6
Chemical	6,121,999	1.0	6,839,500	1.1
Cooperative	3,513,524	0.6	3,442,407	0.6
Financial	3,407,208	0.5	3,264,759	0.5
Leisure and tourism	3,755,390	0.6	3,922,523	0.6
Textiles	2,577,384	0.4	2,635,846	0.4
Agriculture	1,358,011	0.2	1,451,848	0.2
Oil, derivatives and aggregate activities	1,228,137	0.2	1,957,203	0.3
Other industries	35,450,079	5.6	35,300,543	5.8
Individuals	**337,915,527**	**53.4**	**316,134,555**	**51.9**
Total	**633,296,437**	**100.0**	**609,176,420**	**100.0**

e) Changes in the renegotiated portfolio

		R$ thousand
	2022	2021
Opening balances at the beginning of the year	**28,619,018**	**29,757,140**
Amount renegotiated	15,959,705	15,251,892
Amount received/Others (1)	(9,854,361)	(13,867,009)
Write-offs	(3,339,947)	(2,632,728)
Closing balance on June 30	**31,384,415**	**28,509,295**
Expected credit loss associated with credit risk	19,680,017	17,635,412
Percentage on renegotiated portfolio	62.7%	61.9%

(1) Includes the settlement of renegotiated contracts through new transactions.

f) Changes in the provision and net expected credit loss associated with credit risk expense

I) Changes in provision for expected credit loss associated with credit risk

		R$ thousand
	2022	2021
- Specific provision (1)	**14,939,719**	**11,961,634**
- Generic provision (2)	**20,946,675**	**22,737,256**
- Supplementary provision (3)	**9,220,830**	**10,503,301**
Opening balances at the beginning of the year	**45,107,224**	**45,202,191**
Accounting for allowance for loan losses (Note 10f II)	13,139,339	7,458,275
Write-offs	(9,563,618)	(8,306,939)
Exchange variation/Others	106,817	(88,149)
Closing balance on June 30	**48,789,762**	**44,265,378**
- Specific provision (1)	**18,731,616**	**11,747,743**
- Generic provision (2)	**21,310,999**	**21,286,652**
- Supplementary provision (3)	**8,747,147**	**11,230,983**

(1) For contracts with installments past-due for more than 14 days;

(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and

(3) The supplementary provision is constituted considering the provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

II) Expected credit loss associated with credit risk expense

The expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

		R$ thousand
	Six months ended on June 30	
	2022	2021
Amount recorded	13,139,339	7,458,275
Amount recovered	(3,241,242)	(3,116,066)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	**9,898,097**	**4,342,209**

(1) Amounts previously written-off that are recovered including through assignment. In the first semester of 2022, there was assignment of credit from active operations, in the amount of R$2,088,947 thousand (R$2,073,710 thousand in 2021), whose sale value was R$ 190,105 thousand (R$ 331,423 thousand in 2021) and credit assignments of operations already written off as loss, without retention of risks and benefits in the amount of R$ 9,313,593 thousand (R$ 6,631,379 thousand in 2021), whose sale value was R$ 528,973 thousand (R$ 419,134 thousand in 2021).

11) OTHER FINANCIAL INSTRUMENTS

Sundry

		R$ thousand
	On June 30, 2022	On December 31, 2021
Foreign exchange portfolio (a)	45,542,535	37,281,983
Credit card operations	52,312,014	45,870,572
Trade and credit receivables (1)	32,576,512	34,297,647
Debtors for escrow deposits	20,537,306	19,819,051
Securities trading	5,938,795	4,795,860
Receivable insurance premiums	5,162,813	4,604,687
Receivables	1,450,122	1,293,457
Payments made to be reimbursed	980,245	830,816
Receivables on sureties and guarantees honored	21,293	297,316
Other investments	48,161	47,567
Receivables from sale of assets	98,227	99,023
Total	164,668,023	149,237,979

(1) Related to the termination of the exclusivity right for the provision of financial services and products.

a) Foreign exchange portfolio

Balances

		R$ thousand
	On June 30, 2022	On December 31, 2021
Assets – other financial instruments		
Exchange purchases pending settlement	30,407,467	27,326,479
Exchange sale receivables	15,444,206	9,911,900
(-) Advances in domestic currency received	(487,836)	(138,949)
Income receivable on advances granted	178,698	182,553
Total	**45,542,535**	**37,281,983**
Liability - Other financial instruments		
Exchange sales pending settlement	16,037,269	10,365,523
Exchange purchase payables	29,984,014	26,418,639
(-) Advances on foreign exchange contracts	(17,681,329)	(16,569,433)
Other	445	78
Total	**28,340,399**	**20,214,807**
Net foreign exchange portfolio	**17,202,136**	**17,067,176**
Memorandum accounts:		
- Loans available for import	603,618	1,233,034
- Confirmed exports loans	209,589	31,508

Foreign exchange results

Net foreign exchange income for presentation purposes

		R$ thousand
	Six months ended on June 30	
	2022	2021
Revenue from financial intermediation – foreign exchange income	3,228,189	(405,748)
Adjustments:		
- Income on foreign currency financing (1)	125,751	38,737
- Income on export financing (1)	1,423,435	658,791
- Expenses of liabilities with foreign bankers (2) (Note 17d)	(2,126,678)	(189,107)
- Funding expenses (3)	(1,277,386)	(620,603)
- Other (4)	202,878	1,217,024
Total adjustments	(1,652,000)	1,104,842
Net foreign exchange income	1,576,189	699,094

(1) Recognized in "Income from loans";
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";
(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and
(4) Primarily includes the foreign exchange rate variations of amounts invested in foreign currency.

12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in associates and jointly controlled entities (joint ventures)

R$ thousand

Companies	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Equity in net income - Accumulated (1)	Other comprehensive income of the period	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	110,155	2,601,045	1,662,963	2,174,644	2,089,364	360	(3,843)	(2,044)
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.55%	234,136	839,422	2,018,519	1,037,654	866,665	14,645	-	59,649
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	435,346	2,985,236	1,446,960	3,334,054	279,777	14,029	(40,694)	(13,272)
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	21.02%	21.02%	12,831	74,692	1,091,491	264,935	850,694	(10,822)	-	(51,484)
Other (3)				5,981,388					335,087		
Total investments in associates				6,773,856					353,299		
Elo Participações Ltda. (4)	São Paulo - Brazil	50.01%	50.01%	1,122,640	513,709	2,083,394	141,256	209,464	314,564	(17,399)	612,089
Total investments in joint ventures				1,122,640					314,564		
Total on June 30, 2022				7,896,496					667,863		

(1) The adjustments arising from the valuation consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;
(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of these condensed consolidated financial statements, permitted by regulation;
(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received interest on equity, R$91,027 thousand, in the first half of 2022 referring to Empresa Cielo S.A.; and
(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to June 30, 2022, the Organization had received R$424,276 thousand in dividends from this investment.

Companies											R$ thousand
	On December 31, 2021								Accrued on June 30, 2021		
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Equity in net income - Accumulated (1)	Other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	110,564	3,191,545	1,155,424	2,429,956	1,917,013	6,892	(3,956)	32,135
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.55%	219,491	914,853	1,977,956	866,662	1,132,175	29,053	-	118,330
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	313,658	2,504,889	1,621,205	3,029,473	311,473	(4,017)	(3,506)	(9,227)
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	21.02%	21.02%	23,653	93,479	1,079,405	161,048	942,313	(7,209)	-	(36,044)
Other (3)				5,438,863					164,175	(359,457)	105,572
Total investments in associates				6,106,229					188,894		
Elo Participações Ltda. (4)	São Paulo - Brazil	50.01%	50.01%	1,488,015	734,729	2,729,981	313,385	211,267	208,707	1,400	424,408
Total investments in joint ventures				1,488,015					208,707		
Total on December 31, 2021				7,594,244							
Total on June 30, 2021									397,601		

(1) The adjustments arising from the valuation consider the results calculated, periodically, by the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for equalization of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a lag in relation to the base date of these condensed consolidated financial statements, permitted by regulation;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. In the first half of 2021, the Organization received R$75,947 thousand in dividends and interest on equity from Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment.

13) PREMISES AND EQUIPMENT

						R$ thousand
	Annual depreciation rate	Cost	Depreciation	Accumulated impairment of non-financial assets	Carrying amount	
					On June 30, 2022	On December 31, 2021
Property and equipment:						
- Buildings (1)	4%	1,298,415	(947,668)	(179)	350,568	1,712,486
- Land	-	780,775	-	-	780,775	815,611
Facilities, furniture and premises and equipment	10%	5,425,959	(3,073,047)	(50,506)	2,302,406	2,392,864
Security and communication systems	10%	380,508	(279,171)	(3,289)	98,048	102,094
Data processing systems	20 to 40%	11,719,052	(7,727,479)	(5,370)	3,986,203	3,231,533
Transportation systems	10 to 20%	195,601	(107,130)	-	88,471	96,608
Assets under construction	-	714,077	(9,569)	-	704,508	672,719
Total on June 30, 2022		**20,514,387**	**(12,144,064)**	**(59,344)**	**8,310,979**	
Total on December 31, 2021		**20,829,752**	**(11,762,059)**	**(43,778)**		**9,023,915**

(1) It contemplates the reclassification to Other Assets, in compliance with Resolution No. 4,967/21 of the Central Bank, prospectively, according to article 10 of this resolution.

The fixed assets to shareholders' equity ratio is 26.0% (25.9% on December 31, 2021) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by Resolution No. 2,669/99.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,369,409 thousand (R$4,060,277 thousand on December 31, 2021), net of provisions for impairment and accumulated amortization, of which: (i) R$1,875,482 thousand (R$1,774,515 thousand on December 31, 2021) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury); and (ii) R$2,493,927 thousand (R$2,285,762 thousand on December 31, 2021) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

In the first half of 2022, goodwill in the amount of R$291,586 thousand (R$947,773 thousand in 2021) was amortized (Note 31).

b) Intangible assets

Acquired intangible assets consist of:

					R$ thousand
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization	
				On June 30, 2022	On December 31, 2021
Acquisition of rights to provide financial services	Contract	8,307,548	(4,779,481)	3,528,067	4,127,366
Software	20%	14,907,732	(8,627,942)	6,279,790	4,931,270
Goodwill (2)	Up to 20%	14,072,540	(11,022,199)	3,050,341	2,842,176
Other	Contract	451,094	(420,712)	30,382	35,885
Total on June 30, 2022		**37,738,914**	**(24,850,334)**	**12,888,580**	
Total on December 31, 2021		**36,327,645**	**(24,390,948)**		**11,936,697**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses"; and

(2) On June 30, 2022, primarily composed of goodwill on the acquisition of equity interest in BAC Florida Bank - R$1,312,590 thousand (R$1,402,820 thousand as of December 31, 2021), Odonto System – R$89,406 thousand (R$109,156 thousand as of December 31, 2021), Bradescard Mexico - R$10,774 thousand (R$11,449 thousand as of December 31, 2021), Bradesco BBI – R$42,633 thousand (R$51,430 thousand as of December 31, 2021), Kirton Bank - R$477,015 thousand (R$581,893 thousand as of December 31, 2021), RCB Investimentos - R$74,955 thousand (R$96,978 thousand as of December 31, 2021) and Banco Digio – R$351,174 thousand.

c) Changes in intangible assets by type

				R$ thousand
	On December 31, 2021	Additions / (reductions)	Amortization for the period	On June 30, 2022
Acquisition of rights to provide financial services	4,127,366	277,016	(876,315)	3,528,067
Software	4,931,270	1,895,542	(547,022)	6,279,790
Goodwill – Future profitability	2,289,946	499,751	(152,817)	2,636,880
Goodwill – Based on intangible assets and other reasons	116,609	-	(115,721)	888
Goodwill – Difference in fair value of assets/liabilities	435,621	-	(23,048)	412,573
Other	35,885	218,929	(224,432)	30,382
Total	**11,936,697**	**2,891,238**	**(1,939,355)**	**12,888,580**
Total (1)	**12,250,588**	**1,147,347**	**(2,095,493)**	**11,302,442**

(1) Corresponds to the movement of assets from December 31, 2020 to June 30, 2021.

15) OTHER ASSETS

		R$ thousand
	On June 30, 2022	On December 31, 2021
Prepaid taxes	13,193,334	13,286,829
Other assets and values (a)	5,744,929	5,367,283
Other debtors	2,575,909	3,066,085
Interbank and interdepartmental accounts	205,032	348,500
Other (1)	2,854,711	1,622,219
Total	**24,573,915**	**23,690,916**

(1) It basically includes material in stock, amounts receivable, other advances, advances and payments to be reimbursed and investment property, in the amount of R$1,352,355 thousand.

a) Other Assets and Values

I) Non-financial assets held for sale/other

				R$ thousand
	Cost	Accumulated impairment of non-financial assets	Cost net of provision	
			On June 30, 2022	On December 31, 2021
Real estate	2,473,391	(1,618,195)	855,196	904,543
Vehicles and similar	608,163	(263,289)	344,874	289,921
Inventories/warehouse	21,010	-	21,010	11,875
Machinery and equipment	4,553	(3,458)	1,095	1,238
Other	8,438	(1,665)	6,773	1,245
Total on June 30, 2022	**3,115,555**	**(1,886,607)**	**1,228,948**	
Total on December 31, 2021	**3,185,495**	**(1,976,673)**		**1,208,822**

II) Prepaid expenses

		R$ thousand
	On June 30, 2022	On December 31, 2021
Deferred insurance acquisition costs (1)	1,218,546	1,159,821
Commission for the placement of loans and financing (2)	17,280	21,348
Advertising and marketing expenses (3)	435,635	368,644
Other (4)	957,913	631,975
Total	**2,629,374**	**2,181,788**

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) advanced payment of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

16) DEPOSITS FROM BANKS

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2022	On December 31, 2021
Demand deposits - Financial Institutions	1,310,816	-	-	-	1,310,816	1,508,083
Interbank deposits	232,153	544,188	596,873	46,290	1,419,504	4,655,644
Securities sold under agreements to repurchase (a)	205,103,743	3,312,996	464,662	266,548	209,147,949	222,574,700
Borrowings (b)	2,782,712	14,119,848	20,644,073	852	37,547,485	26,546,104
Onlending (c)	1,295,878	2,993,329	3,200,462	16,182,963	23,672,632	23,724,749
Total on June 30, 2022	210,725,303	20,970,361	24,906,070	16,496,652	273,098,386	
%	77.2	7.7	9.1	6.0	100.0	
Total on December 31, 2021	222,594,841	26,499,773	11,878,705	18,035,961		279,009,280
%	79.8	9.5	4.3	6.4		100.0

a) Securities sold under agreements to repurchase

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2022	On December 31, 2021
Own securities	133,315,447	3,041,315	464,662	266,548	137,087,972	160,891,409
• Government securities	127,004,112	254,829	-	-	127,258,941	146,943,356
• Debentures	3,095,068	1,410,290	-	10,703	4,516,061	3,870,961
• Foreign	3,216,267	1,376,196	464,662	255,845	5,312,970	10,077,092
Sale of securities purchased under reverse repos (1)	53,327,164	-	-	-	53,327,164	43,936,912
Sale of securities with no restriction on right to resell or repledge the collateral (1)	18,461,132	271,681	-	-	18,732,813	17,746,379
Total on June 30, 2022	205,103,743	3,312,996	464,662	266,548	209,147,949	
%	98.1	1.6	0.2	0.1	100.0	
Total on December 31, 2021	215,478,453	5,525,460	40,668	1,530,119		222,574,700
%	96.8	2.5	-	0.7		100.0

(1) Represented by government securities.

b) Borrowing

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2022	On December 31, 2021
In Brazil	-	1,067,927	11,338,313	-	12,406,240	1,010,274
– Official Institutions	-	1,067,927	11,338,313	-	12,406,240	1,010,274
Overseas	2,782,712	13,051,921	9,305,760	852	25,141,245	25,535,830
Total on June 30, 2022	2,782,712	14,119,848	20,644,073	852	37,547,485	
%	7.4	37.6	55.0	-	100.0	
Total on December 31, 2021	2,869,340	16,267,641	7,409,123	-		26,546,104
%	10.8	61.3	27.9	-		100.0

c) On-lending [(1)]

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2022	On December 31, 2021
In Brazil	1,295,878	2,993,329	3,200,462	16,182,963	23,672,632	23,724,749
- FINAME	288,275	1,814,921	1,638,284	8,588,740	12,330,220	11,773,849
- BNDES	1,003,652	1,178,385	1,283,365	7,592,836	11,058,238	11,656,865
- National Treasury	-	-	278,813	-	278,813	292,455
- Other institutions	3,951	23	-	1,387	5,361	1,580
Total on June 30, 2022	1,295,878	2,993,329	3,200,462	16,182,963	23,672,632	
%	5.5	12.6	13.5	68.4	100.0	
Total on December 31, 2021	1,399,772	2,515,569	3,590,923	16,218,485		23,724,749
%	5.9	10.6	15.1	68.4		100.0

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousand	
	Six months ended on June 30	
	2022	2021
Borrowing:		
- In Brazil	457,126	15,474
- Overseas	(2,872,556)	(1,567,228)
- Foreign exchange variation from other assets and liabilities overseas	2,916,969	1,208,079
Subtotal borrowing	**501,539**	**(343,675)**
On-lending in Brazil:		
- BNDES	574,611	436,088
- FINAME	587,506	344,206
- National Treasury	7,827	530
- Other institutions	102	2
On-lending overseas:		
- Payables to foreign bankers (Note 12a)	2,126,678	189,107
Subtotal on-lending	**3,296,724**	**969,933**
Total	**3,798,263**	**626,258**

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	R$ thousand	
	Six months ended on June 30	
	2022	2021
Savings deposits	4,391,690	1,487,217
Time deposits	13,683,884	3,201,910
Securities sold under agreements to repurchase	11,599,144	4,093,676
Securities issued (Note 19a)	9,318,945	2,157,543
Subordinated debts (Note 20b)	3,326,725	1,056,573
Other funding expenses	484,724	369,879
Subtotal	**42,805,112**	**12,366,798**
Update expenses and interest on insurance technical provisions, pension and capitalization	**15,079,873**	**6,487,178**
Total	**57,884,985**	**18,853,976**

(1) Comprises the balance of financial income from insurance, pension plans and capitalization bonds (Note 9f III).

17) DEPOSITS FROM CUSTOMERS

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2022	On December 31, 2021
Demand deposits - customers (1)	52,596,326	-	-	-	52,596,326	56,613,691
Savings deposits (1)	134,762,778	-	-	-	134,762,778	139,341,042
Time deposits (2)	28,896,362	36,619,395	73,016,096	238,933,018	377,464,871	373,771,517
Total on June 30, 2022	216,255,466	36,619,395	73,016,096	238,933,018	564,823,975	
%	38.3	6.5	12.9	42.3	100.0	
Total on December 31, 2021	222,968,554	47,974,278	61,694,101	237,089,317		569,726,250
%	39.2	8.4	10.8	41.6		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Consider the maturities established in the contracts.

18) SECURITIES ISSUED

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2022	On December 31, 2021
Securities – Brazil:						
- Letters of credit for real estate	622,497	5,260,298	12,975,873	29,697,029	48,555,697	41,461,933
- Letters of credit for agribusiness	897,433	2,859,608	9,254,320	7,607,402	20,618,763	17,300,060
- Financial bills	1,205,987	4,787,750	17,600,988	62,598,602	86,193,327	79,752,267
- Letters of credit guaranteed by property (1)	45,505	398,210	170,690	19,221,700	19,836,105	13,936,949
Subtotal	2,771,422	13,305,866	40,001,871	119,124,733	175,203,892	152,451,209
Securities – Overseas:						
- MTN Program Issues (2)	525,067	176,253	263,924	3,266,992	4,232,236	1,849,851
- Securitization of future flow of money orders received from overseas	101,275	-	4,190,400	4,163,552	8,455,227	9,136,961
- Issuance costs	-	-	-	(502)	(502)	(1,166)
Subtotal	626,342	176,253	4,454,324	7,430,042	12,686,961	10,985,646
Structured Operations Certificates	56,064	235,367	344,033	2,585,346	3,220,810	2,791,687
Total on June 30, 2022	3,453,828	13,717,486	44,800,228	129,140,121	191,111,663	
%	1.8	7.2	23.4	67.6	100.0	
Total on December 31, 2021	3,403,249	41,954,379	17,751,396	103,119,518		166,228,542
%	2.0	25.2	10.7	62.1		100.0

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$22,309,511 thousand (R$15,288,584 thousand in December 31, 2021), which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 1, 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 308, 253 and 276 months and a term of 1, 42 and 44 months, the credit rights correspond to 1.55% of total assets and 42.74% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 85.12% and 10.98%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17; and
(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

		R$ thousand
	2022	2021
Opening balances at the beginning of the year	**166,228,542**	**144,903,825**
Issuance	56,747,503	40,881,994
Interest accrued	9,318,945	2,157,543
Settlement and interest payments	(39,169,647)	(52,808,746)
Foreign exchange variation	(2,013,680)	(421,430)
Closing balance on June 30	**191,111,663**	**134,713,186**

19) SUBORDINATED DEBT

a) Composition by maturity

				R$ thousand
	Original term in years	Nominal amount	On June 30, 2022	On December 31, 2021
In Brazil				
Financial bills:				
2022	7	3,306,811	5,745,649	5,413,488
2023	7	1,347,452	2,261,183	2,125,935
2024	7	67,450	113,051	105,003
2025	7	3,871,906	4,863,420	6,427,648
2027	7	401,060	457,773	430,028
2023	8	1,523,546	2,862,646	2,685,658
2024	8	136,695	229,060	214,204
2025	8	3,328,102	3,592,656	6,477,614
2026	8	694,800	869,766	821,253
2028	8	55,437	63,136	59,315
2024	9	4,924	11,510	10,653
2025	9	370,344	580,642	546,022
2027	9	89,700	121,839	113,969
2022	10	27,628	79,751	147,062
2023	10	688,064	1,613,371	1,504,108
2025	10	284,137	776,751	709,953
2026	10	196,196	414,677	380,719
2027	10	256,243	405,084	377,838
2028	10	248,300	385,787	355,845
2030	10	134,500	164,390	155,130
2030	8	2,368,200	2,397,557	-
2031	10	7,270,000	7,989,004	7,491,477
2032	10	3,697,700	3,779,588	-
2026	11	3,400	6,487	6,226
2027	11	47,046	75,160	70,532
2028	11	74,764	124,948	115,528
Perpetual		13,159,255	13,810,816	11,458,580
Subtotal in Brazil			**53,795,702**	**48,203,788**
Overseas:				
2022 (3)			-	6,255,730
Issuance costs on funding			-	(8,441)
Subtotal overseas			**-**	**6,247,289**
Total (1) (2) (3)			**53,795,702**	**54,451,077**

(1) It includes the amount of R$36,679,211 thousand (R$31,129,540 thousand on December 31, 2021), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose – see note 36b;

(2) The information on results is presented in Note 16e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds; and

(3) In the first half of 2022, the Bradesco Grand Cayman subordinated debt issued abroad reached its maturity date and was settled for R$6,138,550 thousand (R$8,314,720 thousand on December 31, 2021).

b) Movement of subordinated debts

	R$ thousand	
	2022	2021
Opening balances at the beginning of the year	**54,451,077**	**53,246,232**
Issuance	8,074,700	2,747,400
Interest accrued	3,326,725	1,056,573
Settlement and interest payments	(11,557,020)	(8,951,289)
Exchange variation/Others	(499,780)	(537,068)
Closing balance on June 30	**53,795,702**	**47,561,848**

20) OTHER FINANCIAL LIABILITIES

	R$ thousand	
	On June 30, 2022	On December 31, 2021
Foreign exchange portfolio (Note 11a)	28,340,399	20,214,807
Interbank and interdepartmental accounts	37,657,269	31,256,372
Securities trading	4,166,704	3,992,900
Obligations for operations linked to assignment	4,267,822	5,199,819
Total	**74,432,194**	**60,663,898**

21) PROVISIONS

a) Insurance, Life and Pension Plans and Capitalization Bonds

I) Technical provisions by account

								R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,090,358	1,179,406	253,042,460	241,065,876	-	-	254,132,818	242,245,282
Mathematical reserve for vested benefits (PMBC)	669,350	695,210	12,717,579	11,884,439	-	-	13,386,929	12,579,649
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,482,677	7,156,662	7,482,677	7,156,662
Reserve for claims incurred but not reported (IBNR)	5,426,481	4,961,922	978,648	1,013,842	-	-	6,405,129	5,975,764
Unearned premium reserve	5,562,099	4,922,416	3,058,354	2,483,194	-	-	8,620,453	7,405,610
Reserve for unsettled claims (PSL)	5,648,313	4,997,915	2,083,704	1,991,086	-	-	7,732,017	6,989,001
Reserve for financial surplus (PET)	-	-	886,259	861,170	-	-	886,259	861,170
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,235,103	1,163,481	1,235,103	1,163,481
Other reserves	2,788,649	3,376,202	5,064,418	5,027,038	84,973	80,497	7,938,040	8,483,737
Total technical provisions	21,185,250	20,133,071	277,831,422	264,326,645	8,802,753	8,400,640	307,819,425	292,860,356

II) Guarantees for technical provisions – minimum and actual values

R$ thousand

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021
Total technical provisions	21,185,250	20,133,071	277,831,422	264,326,645	8,802,753	8,400,640	307,819,425	292,860,356
(+) Monetary effect on the preparation of LAT (3)	-	-	935,254	1,295,070	-	-	935,254	1,295,070
(-) Portion corresponding to contracted reinsurance	(9,617)	(10,186)	(18,310)	(16,037)	-	-	(27,927)	(26,223)
(-) Premiums receivables	(2,014,330)	(1,774,506)	-	-	-	-	(2,014,330)	(1,774,506)
(-) Unearned premium reserve – Health and dental insurance (4)	(2,060,978)	(1,849,070)	-	-	-	-	(2,060,978)	(1,849,070)
Technical provisions to be covered	17,100,325	16,499,309	278,748,366	265,605,678	8,802,753	8,400,640	304,651,444	290,505,627
Investment fund quotas (VGBL and PGBL)	-	-	218,281,019	209,419,706	-	-	218,281,019	209,419,706
Investment fund quotas (excluding VGBL and PGBL)	4,542,362	4,354,207	26,220,063	25,661,527	1,149,709	1,206,730	31,912,134	31,222,464
Government securities	14,126,901	14,003,541	35,327,559	34,567,252	7,795,055	7,877,850	57,249,515	56,448,643
Private securities	913	-	277,528	270,249	-	-	278,441	270,249
Total assets held to guarantee technical provisions	18,670,176	18,357,748	280,106,169	269,918,734	8,944,764	9,084,580	307,721,109	297,361,062

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$2,690,877 thousand (R$3,280,927 thousand as of December 31, 2021) and the Reserve for Related Expenses of R$85,473 thousand (R$84,224 thousand as of December 31, 2021);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$3,298,594 thousand (R$3,047,124 thousand as of December 31, 2021), "Reserve for related expenses" of R$440,599 thousand (R$653,541 thousand as of December 31, 2021) and "Other technical provisions" of R$1,305,127 thousand (R$1,305,127 thousand as of December 31, 2021);

(3) The result of the liability adequacy test, carried as of June 30, 2022, showed a total insufficiency of R$935,254 thousand, which was fully offset by the surplus value of the guaranteeing assets; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

III) Other income from insurance, pension plans and capitalization bonds

	R$ thousand	
	Six months ended on June 30	
	2022	2021
Written premiums	26,071,848	23,008,788
Pension plan contributions (including VGBL)	16,574,518	13,706,961
Capitalization bond income	3,161,859	2,717,311
Ceded coinsurance premiums	(36,709)	(17,846)
Refunded premiums	(11,983)	(12,188)
Net written premiums earned	**45,759,533**	**39,403,026**
Reinsurance premiums paid	(14,105)	(12,888)
Insurance, pension plan and capitalization bond retained premiums	**45,745,428**	**39,390,138**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(18,884,541)	(16,134,476)
Capitalization bond prize draws and redemptions	(2,741,005)	(2,419,044)
Retained claims	(19,047,548)	(16,650,804)
Insurance, pension plan and capitalization expenses	(1,678,168)	(1,579,357)
Other income from insurance, pension plans and capitalization bonds	**3,394,166**	**2,606,457**

b) Other reserves

	R$ thousand	
	On June 30, 2022	On December 31, 2021
Provision for contingencies (Note 22)	23,401,541	23,979,615
Provision for Financial guarantees provided (I)	1,423,180	2,077,041
Other	11,613,533	10,622,535
Total	**36,438,254**	**36,679,191**

I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is constituted based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale a combination of quantitative models and individualized analyzes is adopted.

	R$ thousand			
	On June 30, 2022		On December 31, 2021	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	35,284,564	(597,001)	35,279,837	(816,655)
Bank sureties	53,503,171	(824,619)	45,978,124	(1,257,801)
Others	1,762,723	(1,560)	2,209,132	(2,585)
Total	**90,550,458**	**(1,423,180)**	**83,467,093**	**(2,077,041)**

22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco’s former employees do not represent individually significant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually monitored and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wages (limit of R$48 thousand on June 30, 2022).

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite

complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, after which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. Bradesco believes that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to acquired banks are individually assessed based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned even though there is a reasonable possibility of favorable outcome, based on Management's assessment considering the analysis of external legal counsel. The progress of cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored by Management. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,813,149 thousand (R$2,734,993 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,752,112 thousand (R$1,781,022 thousand on December 31, 2021): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$801,843 thousand (R$887,913 thousand on December 31, 2021): Bradesco is requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$664,185 thousand (R$647,878 thousand on December 31, 2021): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- PIS and Cofins - R$587,357 thousand (R$527,970 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services);

- INSS – Contribution to SAT – R$463,475 thousand (R$450,289 thousand on December 31, 2021): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

- INSS Autonomous Brokers – R$249,879 thousand (R$343,896 thousand on December 31, 2021): The Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as per new wording in Law No. 9,876/99.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

	R$ thousand	
	On June 30, 2022	On December 31, 2021
Labor claims	6,539,330	6,729,107
Civil claims	8,744,503	9,178,471
Provision for tax risks	8,117,708	8,072,037
Total (Note 21b)	**23,401,541**	**23,979,615**

V - Changes in provisions – Provision expenses

	R$ thousand		
	Labor	Civil	Tax
Balance on December 31, 2021	**6,729,107**	**9,178,471**	**8,072,037**
Adjustment for inflation	392,406	238,152	237,879
Provisions, net of (reversals and write-offs)	483,372	519,188	(178,367)
Payments	(1,065,555)	(1,191,308)	(13,841)
Balance on June 30, 2022	**6,539,330**	**8,744,503**	**8,117,708**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on June 30, 2022, R$8,161,993 thousand (R$7,979,276 thousand on December 31, 2021) for civil claims and R$38,461,769 thousand (R$37,556,235 thousand on December 31, 2021) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$10,081,274 thousand (R$9,708,225 thousand on December 31, 2021): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2017 – R$7,630,697 thousand (R$7,455,648 thousand on December 31, 2021), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2001 to 2005 – R$5,586,915 thousand (R$5,450,794 thousand on December 31, 2021): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- Social Security Contribution Taxes – 2014 to 2021 – R$2,935,884 thousand (R$2,875,747 thousand on December 31, 2021): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- PIS and COFINS notifications and disallowances of compensations – R$1,536,441 thousand (R$1,501,667 thousand on December 31, 2021): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- ISSQN – Commercial Leasing Companies – R$1,502,499 thousand (R$1,466,305 thousand on December 31, 2021): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,205,044 thousand (R$1,168,741 thousand on December 31, 2021): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2016 – R$906,843 thousand (R$875,658 thousand on December 31, 2021): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$705,154 thousand (R$686,308 thousand on December 31, 2021): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$168,023 thousand (R$507,915 thousand on December 31, 2021): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

23) OTHER LIABILITIES

	R$ thousand	
	On June 30, 2022	On December 31, 2021
Sundry creditors (1)	5,142,392	4,971,568
Payment of taxes and other contributions	7,799,719	721.618
Credit card operations	3,396,100	3,944,174
Taxes and contributions payable	3,960,612	4,595,167
Liabilities for acquisition of assets and rights	1,592,090	1,375,489
Social and statutory	2,187,634	504.416
Obligations for quotas of investment funds	3,332,069	3,737,373
Other	5,212,527	6,501,780
Total	**32,623,143**	**26,351,585**

(1) Includes amounts due for the termination of the exclusivity right for the provision of financial services and products.

24) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30, 2022	On December 31, 2021
Common	5,338,393,881	4,870,579,247
Preferred	5,320,094,147	4,848,500,325
Subtotal	**10,658,488,028**	**9,719,079,572**
Treasury (common shares) (1)	-	(17,493,900)
Treasury (preferred shares) (1)	-	(12,051,100)
Total outstanding shares	**10,658,488,028**	**9,689,534,572**

(1) On March 10, 2022, the cancellation of all shares held in treasury issued by the Company was approved (item e).

b) Changes in quantity of outstanding shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2021	**4,853,085,347**	**4,836,449,225**	**9,689,534,572**
Increase of capital stock with issuance of shares – bonus of 10% (1)	485,308,534	483,644,922	968,953,456
Number of outstanding shares as at June 30, 2022	**5,338,393,881**	**5,320,094,147**	**10,658,488,028**

(1) It benefited the shareholders registered in the records of Bradesco on April 18, 2022.

In the Special Shareholders' Meeting of March 10, 2022, it was approved the proposal of the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$83,100,000 thousand to R$87,100,000 thousand, with a bonus of 10% (ten per cent) in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 968,953,456 new nominative-book entry shares, with no nominal value, whereby 485,308,534 are common and 483,644,922 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, approved by Bacen on March 31, 2022.

c) Profit reserves

		R$ thousand
	On June 30, 2022	On December 31, 2021
Profit reserves		
- Legal reserve (1)	12,252,233	11,548,007
- Statutory reserve (2)	60,071,364	56,122,893
Total	**72,323,597**	**67,670,900**

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and

(2) In order to maintain an operating margin compatible with the development of the Company's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

d) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on June 9, 2022, the Board of Executive Officers' proposal was approved for the payment of intermediate interest on equity to shareholders, related to the first half of 2022, in the amount of R$2,000,000 thousand, of which R$0.178723065 per common share and R$0.196595372 per preferred share, which payment was made on June 30, 2022.

Interest on shareholders' equity for the first half of 2022, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	14,084,516	
(-) Legal reserve	704,226	
Adjusted calculation basis	**13,380,290**	
Monthly and intermediary interest on shareholders' equity (gross), paid	3,087,982	
Additional provisioned interest on equity (gross)	1,677,135	
Withholding income tax on interest on shareholders' equity	(714,767)	
Interest on shareholders' equity (net) accumulated on June 30, 2022	4,050,350	30.27
Interest on shareholders' equity (net) accumulated on June 30, 2021	5,093,221	44.21

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid/provisioned
	Common	Preferred			R$ thousand
Monthly interest on shareholders' equity paid	0.103499	0.113849	992,025	148,804	843,221
Supplementary interest on shareholders´ equity paid	0.490007	0.539008	5,000,000	750,000	4,250,000
Total accrued on June 30, 2021	0.593506	0.652857	5,992,025	898,804	5,093,221
Monthly interest on shareholders' equity paid	0.103499	0.113849	1,087,982	163,197	924,785
Intermediary interest paid on shareholders' equity (1)	0.178723	0.196595	2,000,000	300,000	1,700,000
Supplementary interest on shareholders' equity provisioned	0.149871	0.164859	1,677,135	251,570	1,425,565
Total accrued on June 30, 2022	0.432093	0.475303	4,765,117	714,767	4,050,350

(1) Intermediary interest on shareholders' equity paid on June 30, 2022.

e) Treasury shares

In the Special Shareholders' Meeting held on March 10, 2022, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 29,545,000 nominative-book-entry shares was approved, being 17,493,900 common shares and 12,051,100 preferred shares, without reduction of share capital (which was also approved by Bacen on March 31, 2022).

On May 5, 2022, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from 5.6. , with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

f) Earnings per share

i. Basic earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

	Six months ended on June 30	
	2022 (1)	2021 (1)
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**6,723,501**	**5,789,074**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**7,361,015**	**6,337,988**
Weighted average number of common shares outstanding (thousands)	5,338,394	5,357,092
Weighted average number of preferred shares outstanding (thousands)	5,320,094	5,332,994
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.26	1.08
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.38	1.19

(1) All amounts of shares presented in previous periods have been adjusted to reflect the split of shares, approved at the Extraordinary General Meeting of March 10, 2022, in the proportion of 1 new share for every 10 held.

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of June 30, 2022, the balance of minority interests in subsidiaries was R$692,004 thousand (R$713,955 thousand on December 31, 2021), represented, primarily by Odontoprev.

26) FEE AND COMMISSION INCOME

		R$ thousand
	Six months ended on June 30	
	2022	2021
Credit card income	4,323,060	3,479,591
Checking account	3,892,041	3,942,672
Loans	1,435,110	1,296,244
Collections	932,872	988,033
Consortium management	1,181,970	1,053,244
Asset management	639,887	644,201
Underwriting/ Financial advisory services	471,899	644,362
Custody and brokerage services	662,521	657,419
Payments	222,649	220,976
Other	425,790	416,708
Total	**14,187,799**	**13,343,450**

27) PAYROLL AND RELATED BENEFITS

		R$ thousand
	Six months ended on June 30	
	2022	2021
Salaries	5,337,070	4,841,437
Benefits	2,465,797	2,251,966
Social security charges	1,779,503	1,597,764
Employee profit sharing	919,245	908,946
Training	44,374	31,622
Total	**10,545,989**	**9,631,735**

28) OTHER ADMINISTRATIVE EXPENSES

		R$ thousand
	Six months ended on June 30	
	2022	2021
Outsourced services	2,469,880	2,356,277
Depreciation and amortization	1,671,817	1,579,571
Data processing	983,276	1,059,092
Communication	574,187	649,194
Asset maintenance	674,589	640,034
Rental	599,894	595,509
Financial system services	664,767	578,608
Advertising and marketing	826,743	429,892
Security and surveillance	292,460	298,718
Transport	380,643	325,394
Water, electricity and gas	202,925	179,972
Supplies	55,731	50,208
Travel	28,087	13,493
Other	709,450	580,561
Total	**10,134,449**	**9,336,523**

29) TAX EXPENSES

		R$ thousand
	Six months ended on June 30	
	2022	2021
Contribution for Social Security Financing (COFINS)	2,676,877	2,367,759
Social Integration Program (PIS) contribution	420,792	373,846
Tax on Services (ISSQN)	494,129	582,463
Municipal Real Estate Tax (IPTU) expenses	82,258	76,934
Other	117,982	161,395
Total	**3,792,038**	**3,562,397**

30) OTHER OPERATING INCOME

		R$ thousand
	Six months ended on June 30	
	2022	2021
Other interest income	1,676,868	970,472
Reversal of other operating provisions	2,596,224	1,588,322
Revenues from recovery of charges and expenses	355,317	135,112
Other	2,457,601	876,767
Total	**7,086,010**	**3,570,673**

31) OTHER OPERATING EXPENSES

	R$ thousand	
	Six months ended on June 30	
	2022	2021
Other finance costs	894,694	529,903
Sundry losses	439,452	191,221
Discount granted	1,341,246	960,295
Commissions on loans and financing	368,679	337,530
Intangible assets amortization - payroll	598,296	629,043
Goodwill amortization (Note 14a)	291,586	947,773
Card marketing expenses	1,635,844	1,441,104
Other	5,547,093	4,228,613
Total	**11,116,890**	**9,265,482**

32) NON-OPERATING INCOME (LOSS)

	R$ thousand	
	Six months ended on June 30	
	2022	2021
Gain/loss on sale and write-off of assets and investments (1)	523,123	48,886
Recording/reversal of non-operating provisions (2)	(97,254)	(162,861)
Other	56,386	36,939
Total	**482,255**	**(77,036)**

(1) In 2022, includes gains related to the demutualization of the CIP (*Câmara Interbancária de Pagamentos*); and
(2) Primarily includes the provision for devaluation of non-financial assets held for sale.

33) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	R$ thousand	
	Six months ended on June 30	
	2022	2021
Income before income tax and social contribution	**19,439,546**	**18,396,480**
Total burden of income tax and social contribution at the current rates	(8,747,796)	(8,278,416)
Effect on the tax calculation:		
Equity investment in unconsolidated and jointly controlled companies	300,538	178,920
Net non-deductible expenses of non-taxable income	107,486	121,764
Interest on shareholders' equity (paid and payable)	2,144,303	1,382,410
Other amounts (1) (2)	957,977	434,982
Income tax and social contribution for the period	**(5,237,492)**	**(6,160,340)**

(1) Basically includes: (i) the exchange variation of assets and liabilities, derived from investments abroad, in the amount in 2021 of R$(230,629) thousand; (ii) the equalization of the effective rate of non-bank financial companies and companies in the insurance sector, as of 2020, and of non-financial companies, in relation to the stated rate; and (iii) the incentivized deductions; and
(2) On July 28, 2020, Law No. 14,031 was enacted, which changed, as of the 2021 financial year, the tax treatment levied on the exchange rate variation of the portion with risk coverage (hedge) of investments in foreign operations, registered in accordance with the accrual basis, which must be computed in the determination of the taxable income and on the basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country, in the proportion of: i) 50%, in the year 2021; and ii) 100%, from the year 2022.

b) Breakdown of income tax and social contribution in the income statement

	R$ thousand	
	Six months ended on June 30	
	2022	2021
Current taxes:		
Income tax and social contribution payable	(6,188,283)	(4,212,920)
Deferred taxes:		
Constitution/realization in the period on temporary additions and exclusions	1,486,639	(1,262,386)
Use of opening balances of:		
Social contribution loss	(354,134)	(394,920)
Income tax loss	(439,718)	(501,706)
Constitution in the period of:		
Social contribution loss	68,595	74,593
Income tax loss	189,409	136,999
Total deferred tax expense	**950,791**	**(1,947,420)**
Income tax and social contribution for the period	**(5,237,492)**	**(6,160,340)**

c) Deferred income tax and social contribution

				R$ thousand
	Balance on December 31, 2021	Amount recorded	Amount realized	Balance on June 30, 2022
Expected credit loss associated with credit risk	43,683,213	7,614,824	(4,097,762)	47,200,275
Civil provisions	4,011,932	151,727	(327,013)	3,836,646
Tax provisions	3,401,251	151,623	(121,964)	3,430,910
Labor provisions	2,996,377	225,471	(308,543)	2,913,305
Impairment of securities and investments	3,912,172	241,314	(1,564,902)	2,588,584
Non-financial assets held for sale	845,667	72,117	(108,914)	808,870
Fair value adjustment of trading securities and derivatives	353,503	2,153	(340,425)	15,231
Amortization of goodwill	199,654	11,781	(5,562)	205,873
Provision for interest on own capital (1)	-	754,713	-	754,713
Other	5,471,297	1,436,626	(1,423,113)	5,484,810
Total deductible taxes on temporary differences	**64,875,066**	**10,662,349**	**(8,298,198)**	**67,239,217**
Income tax and social contribution losses in Brazil and overseas	18,701,919	347,853	(793,852)	18,255,920
Subtotal	**83,576,985**	**11,010,202**	**(9,092,050)**	**85,495,137**
Adjustment to fair value of available-for-sale securities	2,189,313	2,718,728	(288,951)	4,619,090
Total deferred tax assets	**85,766,298**	**13,728,930**	**(9,381,001)**	**90,114,227**
Deferred tax liabilities (Note 33e)	**5,595,140**	**1,176,494**	**(846,414)**	**5,925,220**
Deferred tax assets, net of deferred tax liabilities	**80,171,158**	**12,552,436**	**(8,534,587)**	**84,189,007**
- Percentage of net deferred tax assets on capital	**53.4%**			**55.2%**
- Percentage of net deferred tax assets over total assets	**4.8%**			**4.9%**

(1) The tax credit on interest on shareholders' equity is accounted for up to the tax limit allowed.

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On June 30, 2022, there was a total of R$16,538 thousand (R$12,681 thousand as of December 31, 2021) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable under the technical study and analyses made by the Board as required by Bacen.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

					R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2022	3,253,331	2,475,813	159,352	127,671	6,016,167
2023	10,502,816	8,303,315	243,516	198,380	19,248,027
2024	10,341,929	8,228,521	144,337	155,600	18,870,387
2025	9,142,695	7,279,053	96,838	122,780	16,641,366
2026	3,397,411	2,543,164	1,347,637	1,111,149	8,399,361
2027	366,610	273,724	2,045,325	1,627,961	4,313,620
2028	217,803	157,516	1,952,156	1,527,706	3,855,181
2029	56,955	37,329	2,044,492	1,612,023	3,750,799
2030	145,108	87,944	1,706,676	1,823,508	3,763,236
2031	272,054	156,126	17,499	191,314	636,993
Total	**37,696,712**	**29,542,505**	**9,757,828**	**8,498,092**	**85,495,137**

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On June 30, 2022, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$78,174,811 thousand (R$76,415,054 thousand on December 31, 2021), of which: R$62,835,482 thousand (R$60,621,807 thousand on December 31, 2021) of temporary differences; and R$15,339,329 thousand (R$15,793,247 thousand on December 31, 2021) to tax losses and negative basis of social contribution.

e) Deferred tax liabilities

				R$ thousand
	Balance on December 31, 2021	Amount recorded	Realized/Decrease	Balance on June 30, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	478,974	(484,237)	1,818,901
Difference in depreciation	274,687	77,228	(3)	351,912
Judicial deposit	2,326,652	265,267	(72,300)	2,519,619
Other	848,344	350,173	(17,863)	1,180,654
Total deferred liabilities on temporary exclusions	**5,273,847**	**1,171,642**	**(574,403)**	**5,871,086**
Adjustment to fair value of available-for-sale securities	321,293	4,852	(272,011)	54,134
Total deferred tax expense (Note 33c)	**5,595,140**	**1,176,494**	**(846,414)**	**5,925,220**

34) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to manage the Organization, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

				R$ thousand
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets				
Cash and due from banks	24,429,873	202,170	(725,896)	23,906,147
Interbank investments and Compulsory deposits with the Brazilian Central Bank	188,848,180	9,500	(5,815)	188,851,865
Securities and derivative financial instruments	711,155,440	6,160,762	38,610,522	755,926,724
Loans and leases	531,660,736	(180,352)	(337,115)	531,143,269
Other financial instruments	164,668,023	2,063,921	(1,021,291)	165,710,653
Expected credit loss associated with credit risk	(48,789,762)	(167)	-	(48,789,929)
Deferred income tax assets	90,114,227	506,977	-	90,621,204
Investments in associates and jointly controlled entities	7,896,496	(4,855,934)	-	3,040,562
Premises and equipment, net	8,370,323	316,750	-	8,687,073
Intangible assets and goodwill, net	12,888,580	3,559,122	-	16,447,702
Other assets	24,573,915	1,467,576	(492,483)	25,549,008
Accumulated impairment of non-financial assets	(3,438,498)	123,875	-	(3,314,623)
Total on June 30, 2022	1,712,377,533	9,374,200	36,027,922	1,757,779,655
Total on December 31, 2021	1,653,665,568	10,413,213	31,138,435	1,695,217,216

R$ thousand

	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities				
Deposits from banks	273,098,386	1,266,848	35,186,975	309,552,209
Deposits from customers	564,823,975	(220,698)	2,971,707	567,574,984
Securities issued	191,111,663	-	4,229,497	195,341,160
Subordinated debt	53,795,702	-	-	53,795,702
Derivative financial instruments	18,913,762	-	(1,852,742)	17,061,020
Other financial liabilities	74,432,194	(1,953,430)	(598,166)	71,880,598
Provisions	344,257,679	1,178,800	(16,961)	345,419,518
Deferred income tax liabilities	5,925,220	86,693	-	6,011,913
Other liabilities	32,623,143	8,087,111	(3,892,388)	36,817,866
Non-controlling interest	692,004	928,876	-	1,620,880
Shareholders' equity	152,703,805	-	-	152,703,805
Total on June 30, 2022	1,712,377,533	9,374,200	36,027,922	1,757,779,655
Total on December 31, 2021	1,653,665,568	10,413,213	31,138,435	1,695,217,216

R$ thousand

	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	90,005,100	380,436	769,139	91,154,675
Expenses from financial intermediation	(46,603,375)	(193,223)	(2,022,809)	(48,819,407)
Financial margin	43,401,725	187,213	(1,253,670)	42,335,268
Expected Credit Loss Associated with Credit Risk expense	(13,139,339)	(43,142)	-	(13,182,481)
Gross income from financial intermediation	30,262,386	144,071	(1,253,670)	29,152,787
Other income from insurance, pension plans and capitalization bonds	3,394,166	-	-	3,394,166
Fee and commission income and income from banking fees	14,187,799	2,314,121	968,202	17,470,122
Personnel expenses	(10,545,989)	(349,406)	-	(10,895,395)
Other administrative expenses	(10,134,449)	(561,099)	257,257	(10,438,291)
Tax expenses	(3,792,038)	(326,361)	-	(4,118,399)
Share of profit (loss) of associates and jointly controlled entities	667,863	(566,712)	-	101,151
IR/CS and Other income/expenses	(9,955,222)	(654,614)	28,211	(10,581,625)
Net income accrued on June 30, 2022	14,084,516	-	-	14,084,516
Net income accrued on June 30, 2021	12,127,062	-	-	12,127,062

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	15,119,580	9,040,831	314,574	6,066	31,609	(606,513)	23,906,147
Interbank investments and Compulsory deposits with the Brazilian Central Bank	187,921,173	930,692	7,808	-	-	(7,808)	188,851,865
Securities and derivative financial instruments	409,659,398	23,935,839	332,701,155	7,411	4,229,277	(14,606,356)	755,926,724
Loans and leases	490,600,709	82,328,841	-	-	-	(41,786,281)	531,143,269
Other financial instruments	166,100,597	1,995,415	8,494,269	17,305	253,137	(11,150,070)	165,710,653
Expected credit loss associated with credit risk	(47,085,344)	(1,704,585)	-	-	-	-	(48,789,929)
Deferred income tax assets	84,462,768	232,908	5,526,953	1,199	397,376	-	90,621,204
Investments in associates and jointly controlled entities	66,994,964	13,967	2,742,558	-	980,311	(67,691,238)	3,040,562
Premises and equipment, net	5,182,668	34,344	3,453,375	423	16,263	-	8,687,073
Intangible assets and goodwill, net	13,438,225	34,799	2,316,280	515	657,883	-	16,447,702
Other assets	21,276,490	781,428	3,185,575	768	309,780	(5,033)	25,549,008
Accumulated impairment of non-financial assets	(3,268,588)	(4,712)	(40,995)	-	(328)	-	(3,314,623)
Total on June 30, 2022	1,410,402,640	117,619,767	358,701,552	33,687	6,875,308	(135,853,299)	1,757,779,655
Total on December 31, 2021	1,358,128,703	127,643,287	342,140,696	35,152	5,495,625	(138,226,247)	1,695,217,216
Liabilities							
Deposits from banks	335,349,630	18,154,033	-	-	-	(43,951,454)	309,552,209
Deposits from customers	516,404,861	52,216,566	-	-	-	(1,046,443)	567,574,984
Securities issued	194,645,173	12,686,858	-	-	-	(11,990,871)	195,341,160
Subordinated debt	53,795,702	-	-	-	-	-	53,795,702
Derivative financial instruments	13,934,254	3,137,640	4,336	-	-	(15,210)	17,061,020
Other financial liabilities	71,862,112	18,486	-	-	-	-	71,880,598
Provisions	30,645,768	127,859	314,410,436	17,667	285,535	(67,747)	345,419,518
Deferred income tax liabilities	5,461,911	38,108	487,258	-	24,636	-	6,011,913
Other liabilities	34,014,235	622,775	12,426,892	2,031	842,269	(11,090,336)	36,817,866
Non-controlling interest	1,585,189	30,617,442	31,372,630	13,989	5,722,868	(67,691,238)	1,620,880
Shareholders' equity	152,703,805	-	-	-	-	-	152,703,805
Total on June 30, 2022	1,410,402,640	117,619,767	358,701,552	33,687	6,875,308	(135,853,299)	1,757,779,655
Total on December 31, 2021	1,358,128,703	127,643,287	342,140,696	35,152	5,495,625	(138,226,247)	1,695,217,216

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	71,656,180	1,572,461	18,637,029	1,728	187,351	(900,074)	91,154,675
Expenses from financial intermediation	(33,851,077)	(788,134)	(15,079,873)	-	(397)	900,074	(48,819,407)
Financial margin	**37,805,103**	**784,327**	**3,557,156**	**1,728**	**186,954**	**-**	**42,335,268**
Expected Credit Loss Associated with Credit Risk expense	(13,625,873)	443,392	-	-	-	-	(13,182,481)
Gross income from financial intermediation	**24,179,230**	**1,227,719**	**3,557,156**	**1,728**	**186,954**	**-**	**29,152,787**
Other income from insurance, pension plans and capitalization bonds	-	-	3,383,765	7,093	-	3,308	3,394,166
Fee and commission income and income from banking fees	16,297,126	279,740	842,419	-	437,734	(386,897)	17,470,122
Personnel expenses	(9,334,429)	(216,524)	(1,128,295)	(4,571)	(213,291)	1,715	(10,895,395)
Other administrative expenses	(9,619,541)	(208,256)	(773,895)	(3,339)	(481,890)	648,630	(10,438,291)
Tax expenses	(3,482,941)	(11,175)	(568,268)	(105)	(55,910)	-	(4,118,399)
Share of profit (loss) of associates and jointly controlled entities	17,676	-	79,652	-	3,823	-	101,151
IR/CS and Other income/expenses	(7,782,352)	(689,286)	(1,985,172)	(907)	142,848	(266,756)	(10,581,625)
Net Income/Loss accumulated on June 30, 2022	**10,274,769**	**382,218**	**3,407,362**	**(101)**	**20,268**	**-**	**14,084,516**
Net Income/Loss accumulated on June 30, 2021	**9,644,289**	**210,585**	**2,281,540**	**2,843**	**(12,195)**	**-**	**12,127,062**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;

(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

35) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousand

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021	On June 30, 2022	On December 31, 2021
Assets								
Interbank investments	-	-	113,265	431,132	-	-	113,265	431,132
Securities and derivative financial instruments	159,845	113,137	254,503	246,293	-	-	414,348	359,430
Loans and other assets	14	11	1,103,734	127,391	318,939	186,714	1,422,687	314,116
Liabilities								
Demand deposits/Savings accounts	48,395	7,726	32,230	52,881	21,310	21,217	101,935	81,824
Time deposits	2,577,126	2,472,296	560,473	671,714	920,033	275,519	4,057,632	3,419,529
Securities sold under agreements to repurchase	1,990,719	969,421	34,185	14,556	-	-	2,024,904	983,977
Funds from issuance of securities and subordinated debts	14,958,389	14,179,462	-	-	870,255	763,057	15,828,644	14,942,519
Derivative financial instruments	-	-	-	34,815	-	-	-	34,815
Interest on own capital and dividends payable	583,289	54,732	-	-	-	-	583,289	54,732
Other liabilities	-	-	13,706,400	12,285,329	43,908	30,737	13,750,308	12,316,066

In the six month period ended June 30 - R$ thousand

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2022	2021	2022	2021	2022	2021	2022	2021
Income from financial intermediation	32,139	25,473	66,812	26,123	-	-	98,951	51,596
Financial intermediation expenses	(675,990)	(242,645)	(68,222)	(15,489)	(59,592)	(14,380)	(803,804)	(272,514)
Income from services provided	87	97	62,465	45,465	19	103	62,571	45,665
Other expenses net of other operating revenues	34,890	31,096	(954,455)	(882,137)	(383,991)	(260,153)	(1,303,556)	(1,111,194)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 12; and

(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2022, the maximum amount of R$778,650 thousand was determined for the remuneration of the Directors and R$554,872 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and/or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Key Management Personnel

		R$ thousand
	Six months ended on June 30	
	2022	2021
Remuneration and Social Security Contribution to the INSS	384,440	391,120
Total	**384,440**	**391,120**

Post-employment benefits

		R$ thousand
	Six months ended on June 30	
	2022	2021
Defined contribution supplementary pension plans	243,782	204,338
Total	**243,782**	**204,338**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership		R$ thousand
	On June 30, 2022	On December 31, 2021
• Common shares	0.34%	0.33%
• Preferred shares	0.81%	0.80%
• Total shares (1)	**0.57%**	**0.57%**

(1) On June 30, 2022, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.62% of common shares, 0.85% of preferred shares and 1.73% of all shares (2.35% of common shares, 0.84% of preferred shares and 1.60% of all shares on December 31, 2021).

36) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose objective is to advise the Chief Executive Officer in the performance of his duties in the management and control of all risks and the Organization's capital; and
- Risk Committee, whose main objective is to assess the Organization's risk management framework, as well as to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousand	
	Basel III	
	On June 30, 2022	On December 31, 2021
	Prudential	
Regulatory capital - values		
Common equity	115,824,783	119,106,689
Level I	129,635,599	130,565,269
Reference Equity - RE	152,503,995	150,236,230
Excess of resources invested in permanent assets	-	-
PR Highlight	-	-
Risk-weighted assets (RWA) - amounts		
Total RWA	974,638,970	953,325,685
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.9%	12.5%
Level 1 Index	13.3%	13.7%
Basel Ratio	15.6%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.00%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.00%
Excess Margin of Common Equity	3.88%	4.99%
Leverage Ratio (AR)		
Total exposure	1,591,967,226	1,530,418,615
AR	8.1%	8.5%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	183,156,468	177,885,181
Total net cash outflow	108,693,221	128,779,954
LCR	168.5%	138.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	846,808,729	803,600,023
Stable resources required (RSF)	707,599,686	686,072,267
NSFR	119.7%	117.1%

(1) Failure to comply with ACP rules causes restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

c) Indicator of Global Systemic Importance (IAISG)

According to the Resolutions No. 171/21 and No. 54/20, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important.

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated

Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors (1)		R$ thousand
	On June 30, 2022	On December 31, 2021
Fixed rates	7,856	1,693
IGPM/IPCA	2,594	2,008
Exchange coupon	40	21
Foreign currency	4,358	951
Equities	3,186	450
Sovereign/Eurobonds and Treasuries	10,320	3,049
Other	3,787	2,828
Correlation/diversification effect	(21,087)	(7,404)
VaR (Value at Risk)	**11,053**	**3,596**

(1) Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices, For example: for a Real/US dollar exchange rate of R$5.22 a scenario of R$5.28 was used, while for a 1-year fixed interest rate of 13.78%, a 13.79% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.22 a scenario of R$6.53 was used, while for a 1-year fixed interest rate of 13.78%, a 17.23% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.22 a scenario of R$7.84 was used, while for a 1-year fixed interest rate of 13.78%, a 20.67% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

							R$ thousand
		Trading Portfolio (1)					
		On June 30, 2022			On December 31, 2021		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(215)	(67,521)	(127,658)	(273)	(72,496)	(137,888)
Price indexes	Exposure subject to variations in price index coupon rates	(3,381)	(61,338)	(128,773)	(2,069)	(58,427)	(115,254)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(0)	(23)	(47)	(1)	(18)	(36)
Foreign currency	Exposure subject to exchange rate variations	167	4,168	8,336	(373)	(9,334)	(18,668)
Equities	Exposure subject to variation in stock prices	(505)	(12,626)	(25,251)	(47)	(1,177)	(2,355)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	3	2,064	2,607	(363)	(3,114)	(6,295)
Other	Exposure not classified in other definitions	(61)	(232)	(463)	(436)	(2,387)	(4,765)
Total excluding correlation of risk factors		(3,993)	(135,508)	(271,248)	(3,562)	(146,955)	(285,262)

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 334bps and 650bps (scenarios 2 and 3 respectively) as of June 30, 2022 (December 31, 2021 - the values were approximately 287 bps and 560 bps in scenarios 2 and 3 respectively).

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

R$ thousand

		Trading and Banking Portfolios (1)					
		On June 30, 2022			On December 31, 2021		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(6,651)	(2,768,958)	(5,611,112)	(13,603)	(3,642,541)	(7,039,005)
Price indexes	Exposure subject to variations in price index coupon rates	(18,159)	(1,911,651)	(3,471,173)	(26,327)	(3,142,601)	(5,586,279)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,228)	(116,384)	(225,818)	(1,488)	(70,758)	(138,972)
Foreign currency	Exposure subject to exchange rate variations	(9,251)	(231,277)	(462,554)	(5,539)	(138,469)	(276,938)
Equities	Exposure subject to variation in stock prices	(33,978)	(849,453)	(1,698,905)	(21,015)	(525,366)	(1,050,731)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(3,822)	(76,258)	(144,660)	(1,933)	(71,314)	(140,945)
Other	Exposure not classified in other definitions	(177)	(3,110)	(6,220)	(439)	(2,809)	(5,610)
Total excluding correlation of risk factors		(73,266)	(5,957,091)	(11,620,442)	(70,344)	(7,593,858)	(14,238,480)

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 336bps and 655bps (scenarios 2 and 3 respectively) as of June 30, 2022 (December 31, 2021 - the values were approximately 280 bps and 570 bps in scenarios 2 and 3 respectively).

g) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The socio-environmental risk management process has a governance structure, made up of committees, policies, rules and procedures, which ensures the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with Bacen Resolution No. 4,327/14 and observes the principles of relevance and proportionality, necessary given the complexity of the Organization's financial products and activity profile.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization’s Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory to the Equator Principles since 2004, which evaluates, among other requirements, the working conditions, respect for human rights, and impacts on traditional communities and the environment of projects financed, observing Brazilian legislation, guidelines the International Finance Corporation (IFC), and the World Bank Health, Safety and Environment Guidelines.

Since 2019, we have participated in sectoral initiatives focused on the development of methodologies and climate risk management tools for the banking industry, aligned with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

At the international level, we participate in pilot projects coordinated by the financial branch of the United Nations Environment Program (UNEP-FI), alongside banks from different countries.

h) Statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousand
	On June 30, 2022			On December 31, 2021
	Total	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	**24,429,873**	**13,146,171**	**11,283,702**	**7,810,562**
Financial instruments	**1,592,970,541**	**1,482,341,828**	**110,628,713**	**110,908,349**
- Interbank investments	103,396,814	102,393,549	1,003,265	2,234,018
- Compulsory deposits with the Brazilian Central Bank	85,451,366	85,353,356	98,010	113,094
- Securities	687,202,418	655,894,621	31,307,797	32,593,958
- Derivative financial instruments	23,953,022	21,573,972	2,379,050	379,590
- Loans	528,298,898	485,059,388	43,239,510	47,680,193
- Other financial instruments	164,668,023	132,066,942	32,601,081	27,907,496
Leases	**3,361,838**	**3,361,838**	-	-
Expected credit loss associated with credit risk	**(48,789,762)**	**(47,085,176)**	**(1,704,586)**	**(2,367,723)**
- Loans	(46,249,081)	(44,544,514)	(1,704,567)	(2,367,701)
- Leases	(50,000)	(50,000)	-	-
- Other receivables	(2,490,681)	(2,490,662)	(19)	(22)
Deferred income tax assets	**90,114,227**	**89,880,120**	**234,107**	**4,431**
Investments in associates and jointly controlled entities	**7,896,496**	**7,896,496**	-	-
Premises and equipment, net	**20,514,387**	**20,321,571**	**192,816**	**196,638**
Intangible assets	**37,738,914**	**37,542,951**	**195,963**	**203,518**
Accumulated depreciation and amortization	**(36,994,398)**	**(36,675,715)**	**(318,683)**	**(327,909)**
- Premises and equipment	(12,144,064)	(11,986,030)	(158,034)	(161,249)
- Intangible assets	(24,850,334)	(24,689,685)	(160,649)	(166,660)
Other assets	**24,573,915**	**23,787,993**	**785,922**	**656,185**
Accumulated impairment of non-financial assets	**(3,438,498)**	**(3,433,786)**	**(4,712)**	**(4,863)**
Total assets	**1,712,377,533**	**1,591,084,291**	**121,293,242**	**117,079,188**
Liabilities				
Deposits and other financial liabilities	**1,176,175,682**	**1,055,919,167**	**120,256,515**	**121,106,581**
- Deposits from banks	273,098,386	242,312,500	30,785,886	36,018,086
- Deposits from customers	564,823,975	515,467,787	49,356,188	49,306,468
- Securities issued	191,111,663	178,424,805	12,686,858	10,985,645
- Subordinated debts	53,795,702	53,795,702	-	6,247,289
- Derivative financial instruments	18,913,762	13,608,789	5,304,973	4,281,897
- Other financial liabilities	74,432,194	52,309,584	22,122,610	14,267,196
Provisions	**344,257,679**	**344,111,659**	**146,020**	**226,357**
- Technical provision for insurance, pension plans and capitalization bonds	307,819,425	307,806,845	12,580	11,365
- Other reserves	36,438,254	36,304,814	133,440	214,992
Deferred income tax liabilities	**5,925,220**	**5,887,112**	**38,108**	**157,898**
Other liabilities	**32,623,143**	**31,660,471**	**962,672**	**565,975**
Total liabilities	**1,558,981,724**	**1,437,578,409**	**121,403,315**	**122,056,811**
				-
Shareholders' equity				-
Equity attributable to shareholders of the parent	152,703,805	152,703,805	-	-
Non-controlling interest	692,004	692,004	-	-
Total Shareholders' equity	**153,395,809**	**153,395,809**	-	-
Total Liability and Shareholders' equity	**1,712,377,533**	**1,590,974,218**	**121,403,315**	**122,056,811**
Net position of assets and liabilities			**(110,073)**	**(4,977,623)**
Net position of derivatives (2)			(5,786,529)	2,344,269
Other net off-balance-sheet accounts (3)			(2,647)	(709,998)
Net foreign exchange position (passive) (4)			**(5,899,249)**	**(3,343,352)**

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in memorandum accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$1,810,596 thousand in the first half of 2022 (R$1,016,698 thousand in 2021), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$294,908 thousand (R$475,378 thousand in 2021).

II - The statement of financial position by maturity

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	24,429,873	-	-	-	-	24,429,873
Financial instruments	786,525,700	174,316,284	107,548,424	524,580,133	-	1,592,970,541
- Interbank investments (1)	86,133,646	12,748,834	1,873,000	2,641,334	-	103,396,814
- Compulsory deposits with the Brazilian Central Bank	85,451,366	-	-	-	-	85,451,366
- Securities (1) (2)	455,484,196	19,916,378	14,587,242	197,214,602	-	687,202,418
- Derivative financial instruments (1) (2)	9,612,107	2,268,811	1,082,978	10,989,126	-	23,953,022
- Loans	45,498,998	99,649,057	82,391,248	300,759,595	-	528,298,898
- Other financial instruments	104,345,387	39,733,204	7,613,956	12,975,476	-	164,668,023
Leases	112,871	548,592	556,533	2,143,842	-	3,361,838
Expected credit loss associated with credit risk	(11,803,240)	(8,042,903)	(6,699,351)	(22,244,268)	-	(48,789,762)
- Loans	(10,772,741)	(6,917,720)	(6,456,441)	(22,102,179)	-	(46,249,081)
- Leases	(2,522)	(8,092)	(8,887)	(30,499)	-	(50,000)
- Other receivables	(1,027,977)	(1,117,091)	(234,023)	(111,590)	-	(2,490,681)
Deferred income tax assets	582,747	5,173,772	18,233,665	66,124,043	-	90,114,227
Investments in associates and jointly controlled entities	-	-	-	-	7,896,496	7,896,496
Premises and equipment, net	214,105	1,070,520	1,284,624	5,020,299	780,775	8,370,323
Intangible assets	363,968	1,782,532	1,592,860	8,991,106	158,114	12,888,580
Other assets	12,336,026	1,803,566	2,169,378	8,264,945	-	24,573,915
Accumulated impairment of non-financial assets	(3,438,327)	-	-	(171)	-	(3,438,498)
Total on June 30, 2022	809,323,723	176,652,363	124,686,133	592,879,929	8,835,385	1,712,377,533
Total on December 31, 2021	793,328,987	178,705,128	104,650,984	568,423,590	8,556,879	1,653,665,568

Liabilities						
Deposits and other financial liabilities	507,525,769	82,689,560	149,005,284	423,144,253	13,810,816	1,176,175,682
- Deposits from banks (1) (3)	210,725,304	20,970,361	24,906,070	16,496,651	-	273,098,386
- Deposits from customers (3)	216,255,466	36,619,395	73,016,096	238,933,018	-	564,823,975
- Securities issued	3,453,828	13,717,486	44,800,228	129,140,121	-	191,111,663
- Subordinated debts	2,018	5,823,381	5,057,848	29,101,639	13,810,816	53,795,702
- Derivative financial instruments	11,706,948	996,227	725,398	5,485,189	-	18,913,762
- Other financial liabilities	65,382,205	4,562,710	499,644	3,987,635	-	74,432,194
Provisions	268,825,781	1,167,560	1,482,399	72,781,939	-	344,257,679
- Technical provision for insurance, pension plans and capitalization bonds (3)	256,337,762	-	-	51,481,663	-	307,819,425
- Other reserves	12,488,019	1,167,560	1,482,399	21,300,276	-	36,438,254
Deferred income tax liabilities	137,931	8,418	23,836	5,755,035	-	5,925,220

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Other liabilities	31,229,211	456,419	618,691	318,822	-	32,623,143
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	152,703,805	152,703,805
Non-controlling interest	-	-	-	-	692,004	692,004
Total Shareholders' equity	-	-	-	-	153,395,809	153,395,809
Total on June 30, 2022	807,718,692	84,321,957	151,130,210	502,000,049	167,206,625	1,712,377,533
Total on December 31, 2021	792,282,292	134,006,190	99,124,113	468,959,427	159,293,546	1,653,665,568
Net assets on June 30, 2022	1,605,031	93,935,437	67,491,360	158,371,240		
Net assets on December 31, 2021	1,046,695	45,745,633	51,272,504	150,736,667		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

37) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsored three pension plans for its employees, who were: Losango I Benefits Plan – Basic Part, a defined benefit plan, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of variable contribution, all managed by MultiBRA – Settlor – Multiple Fund. Pursuant to PREVIC Ordinance numbers 548, 549 and 550, respectively, the withdrawal of sponsorship from the referred plans was authorized.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made in the in the first half of 2022, were R$546,207 thousand (R$478,031 thousand in 2021).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental assistance, life and personal accident insurance and professional training, the amount of which, including the aforementioned contributions, totaled, in the first half of 2022, the amount of R$2,510,171 thousand (R$2,283,588 thousand in 2021).

38) OTHER INFORMATION

a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

				R$ thousand
	On June 30, 2022		On December 31, 2021	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	103,396,814	103,421,080	83,361,149	83,375,054
Compulsory deposits with the Brazilian Central Bank	85,451,366	85,451,366	87,317,302	87,317,302
Securities:				
- Trading securities	286,987,866	286,987,866	314,513,422	314,513,422
- Available-for-sale securities	288,048,235	288,048,235	287,582,478	287,582,478
- Held-to-maturity securities	112,166,317	109,499,050	85,927,063	86,732,851
Derivative financial instruments	23,953,022	23,953,022	22,184,725	22,184,725
Loans (1)	633,296,437	623,527,152	609,176,420	607,725,289
Other financial instruments	80,713,651	80,713,651	69,896,614	69,896,614
Liabilities				
Deposits from banks	273,098,386	272,266,898	279,009,280	279,299,225
Deposits from customers	564,823,975	566,014,769	569,726,250	570,368,593
Securities issued	191,111,663	189,601,381	166,228,542	155,235,456
Subordinated debt	53,795,702	55,221,867	54,451,077	55,756,684
Derivative financial instruments	18,913,762	18,913,762	14,265,283	14,265,283
Other financial liabilities	56,750,865	56,750,865	44,094,465	44,094,465

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 8%.

To fair value securities which have no consistent, regularly updated, public price source, the Organization uses models defined by its CMM (mark-to-market commission) and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

								R$ thousand
	On June 30, 2022				On December 31, 2021			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	**240,887,211**	**44,943,001**	**1,157,654**	**286,987,866**	**282,407,213**	**31,627,904**	**478,305**	**314,513,422**
Financial treasury bills	129,101,748	-	-	129,101,748	143,195,011	-	-	143,195,011
National treasury notes	46,040,598	5,698,816	-	51,739,414	47,546,733	6,487,867	-	54,034,600
Financial bills	-	30,819,688	-	30,819,688	-	18,325,994	-	18,325,994
National treasury bills	34,160,945	-	-	34,160,945	61,794,819	-	-	61,794,819
Debentures	10,139,818	5,934,196	103,500	16,177,514	8,474,650	4,759,006	122,888	13,356,544
Brazilian foreign debt securities	201,418	-	-	201,418	307,452	-	-	307,452
Other	21,242,684	2,490,301	1,054,154	24,787,139	21,088,548	2,055,037	355,417	23,499,002
Derivatives	**(1,478,681)**	**7,164,152**	**(646,211)**	**5,039,260**	**(220,868)**	**8,491,757**	**(351,447)**	**7,919,442**
Derivative financial instruments (assets)	8,154,065	15,688,318	110,639	23,953,022	3,982,364	18,022,857	179,504	22,184,725
Derivative financial instruments (liabilities)	(9,632,746)	(8,524,166)	(756,850)	(18,913,762)	(4,203,232)	(9,531,100)	(530,951)	(14,265,283)
Available-for-sale securities	**181,484,875**	**90,145,543**	**16,417,817**	**288,048,235**	**195,662,635**	**81,254,564**	**10,665,279**	**287,582,478**
National treasury notes	69,475,071	-	-	69,475,071	78,446,234	-	-	78,446,234
Debentures	7,961,803	58,027,866	14,022,611	80,012,280	9,212,481	55,712,917	9,152,766	74,078,164
National treasury bills	37,171,844	-	-	37,171,844	42,902,735	-	-	42,902,735
Shares	3,975,849	1,503,503	864,958	6,344,310	6,018,528	1,503,503	1,363	7,523,394
Foreign government bonds	8,312,947	-	-	8,312,947	7,404,875	-	-	7,404,875
Foreign corporate securities	4,896,636	-	-	4,896,636	6,147,618	-	-	6,147,618
Promissory notes	-	9,901,964	-	9,901,964	-	6,278,812	-	6,278,812
Certificates of real estate receivables	-	1,437,282	180,479	1,617,761	-	1,387,659	267,900	1,655,559
Other	49,690,725	19,274,928	1,349,769	70,315,422	45,530,164	16,371,673	1,243,250	63,145,087
Total	**420,893,405**	**142,252,696**	**16,929,260**	**580,075,361**	**477,848,980**	**121,374,225**	**10,792,137**	**610,015,342**
Public	**372,152,310**	**5,698,816**	**23,568**	**377,874,694**	**425,586,324**	**6,501,091**	**25,786**	**432,113,201**
Private	**48,741,095**	**136,553,880**	**16,905,692**	**202,200,667**	**52,262,656**	**114,873,134**	**10,766,351**	**177,902,141**

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained

mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousand
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on December 31, 2021	478,305	179,504	(530,951)	10,665,279	10,792,137
Recognized in income	576,449	-	-	514,090	1,090,539
Recognized in other comprehensive income	-	-	-	2,312,969	2,312,969
Acquisitions	157,044	-	(225,899)	4,082,502	4,013,647
Disposals	(54,144)	(68,865)	-	(810,552)	(933,561)
Maturities	-	-	-	(144,979)	(144,979)
Transfer to other levels (1)	-	-	-	(201,492)	(201,492)
Balance on June 30, 2022	1,157,654	110,639	(756,850)	16,417,817	16,929,260

(1) These instruments were reclassified between levels 2 and 3, because according to the Institution's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus resulting in the transfer from level 2 to level 3 and vice versa.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

	Scenarios	On June 30, 2022		On December 31, 2021	
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
Interest rate in Reais	1	-	169	-	(40)
	2	(29)	47,504	(31)	(9,925)
	3	(56)	85,232	(60)	(18,043)
Price indexes	1	(1)	(96)	(1)	(1)
	2	(188)	(13,317)	(223)	(183)
	3	(369)	(24,755)	(439)	(359)
Exchange coupon	1	-	(4)	-	-
	2	-	(385)	-	-
	3	-	(749)	-	-
Foreign currency	1	-	210	-	-
	2	-	5,262	-	-
	3	-	10,525	-	-
Equities	1	6,317	5,190	(1,947)	(7)
	2	157,917	129,744	(48,681)	(187)
	3	315,834	259,487	(97,361)	(375)

R$ thousand

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.22, a scenario of R$5.28 was applied, while for a 1-year fixed interest rate of 13.78%, a scenario of 13.79% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.22, a scenario of R$6.53 was applied, while for a 1-year fixed interest rate of 13.78%, a 17.23% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.22 a scenario of R$7.84 was applied, while for a 1-year fixed interest rate of 13.78%, a 20.67% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

										R$ thousand
	On June 30, 2022					On December 31, 2021				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	103,421,080	-	103,421,080	103,396,814	-	83,375,054	-	83,375,054	83,361,149
Securities held to maturity	104,655,916	4,588,910	254,224	109,499,050	112,166,317	80,568,748	5,920,745	243,358	86,732,851	85,927,063
Loans	-	-	623,527,152	623,527,152	633,296,437	-	-	607,725,289	607,725,289	609,176,420
Liabilities										
Deposits from banks	-	-	272,266,898	272,266,898	273,098,386	-	-	279,299,225	279,299,225	279,009,280
Deposits from customers	-	-	566,014,769	566,014,769	564,823,975	-	-	570,368,593	570,368,593	569,726,250
Securities issued	-	-	189,601,381	189,601,381	191,111,663	-	-	155,235,456	155,235,456	166,228,542
Subordinated debt	-	-	55,221,867	55,221,867	53,795,702	-	-	55,756,684	55,756,684	54,451,077

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3. See Note 8a (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events, we present below the non-recurring net income for the periods:

Our accounting net income as of June 30, 2022 was R$14,084 million, the recurring net income was R$13,862 million and the non-recurring net income was R$222 million, which is not expected to occur in future years, detailed below:

i. Goodwill Amortization – R$ (85) million: Goodwill amortization due to expected future profitability, related to an atypical acquisition for the Organization's business considering the history of other Organization acquisitions, where we do not expect to have these effects beyond the next year; and ii. Demutualization of Investment in CIP (Câmara Interbancária de Pagamentos) – R$ 231 million; and iii. Others – R$ 77 million.

Our accounting result as of June 30, 2021 was R$12,127 million, the recurring net income was R$12,834 million and the non-recurring net income was R$ (707) million, net of taxes, as detailed below:

i. Goodwill Amortization – R$ (701) million: Goodwill amortization due to expected future profitability, related to an atypical acquisition for the Organization's business considering the history of other Organization acquisitions, where we do not expect to have these effects beyond the next year; and ii. Others – R$ (6) million.

c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets which, on June 30, 2022, amounted to R$1,059,167,973 thousand (R$1,060,428,685 thousand on December 31, 2021).

d) Standards, amendments and interpretations of standards applicable in future periods

CPC 06 (R2) – Leases. The main changes in relation to the previous rules for lessees are: (i) there no longer exists a classification between operating and financial leasing; and (ii) all leasing operations have a leased asset and an associated lease liability, and interest and depreciation expenses must be recognized. There are optional exemptions for short-term leases and leases of low-value items.

Lessor accounting remains similar to the current standard, classifying leases as finance or operating. CPC 06 (R2) will be applicable as from January 1, 2025, in accordance with CMN Resolution No. 4,975/21, and the possible impacts arising from the adoption of this amendment are being evaluated.

CMN Resolution No. 4,966 - Provides for the concepts and accounting criteria applicable to financial instruments, as well as for the designation and recognition of hedge operations, replaces, among other rules, Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082.

The new standard establishes that: (i) all financial assets must be, initially, classified according to the business model and in one of three categories: amortized cost, fair value in other comprehensive income and fair value in profit or loss; and (ii) the evaluation of the effectiveness of hedge operations becomes prospective, in accordance with the Risk Management Strategy.

Regarding the allowance for credit losses, CMN Resolution No. 4,966 establishes criteria applicable to all financial assets, not measured at fair value in profit or loss including bonds and securities. The classification of losses is divided into 3 (three) stages and must be applied from initial recognition of the financial instruments.

The Central Bank of Brazil (Bacen) will also issue complementary rules for the definition of the components of the financial instrument that constitute payments of principal and interest on the principal amount for the purpose of classifying financial assets, the definition of the interest rate calculation methodology of the financial instrument, the establishment of minimum levels of provision for losses associated with credit risk and terms for writing off financial instruments and the detailing of the information to be disclosed in the explanatory notes.

Resolution No. 4,966 will be applied prospectively from January 1, 2025. Even with the issuance of Resolution No. 5,019, which requires the preparation and availability to Bacen by December 31, 2022 of the plan for implementation, approved by the Board of Directors, the document was already made available to Bacen on June 30th. The Bank has been evaluating the application of the aforementioned standards and therefore it is not yet possible to measure their effects.

e) Consortium funds

		R$ thousand
	On June 30, 2022	On December 31, 2021
Monthly estimate of funds receivable from consortium members	769,042	742,298
Contributions payable by the group	45,843,865	42,296,299
Consortium members - assets to be included	40,580,463	37,320,497
Credits available to consortium members	7,961,716	7,674,529

		In units
	On June 30, 2022	On December 31, 2021
Number of groups managed	3,574	3,596
Quantity of assets pending delivery	135,139	138,355
Quantity of total delivered assets	2,382,334	2,275,239
Quantity of total active consortium members	1,536,577	1,516,876
Quantity of total dropouts and cancellations	1,463,560	1,501,566
Default rate	3.52%	3.41%

		In units
	Six months ended on June 30	
	2022	2021
Quantity of assets delivered in the period	107,095	103,953
Quantity of active consortium members in the period	155,382	144,478
Quantity of dropouts and cancellations in the period	150,104	143,876

f) In 2022, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits	BCB RESOLUTION No. 21, OF OCTOBER 2, 2020 (Revoked) It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on March 15, 2021 and ends on March 19, 2021. II- 20% from the calculation period which starts on March 22, 2021 and ends on March 26, 2021.	BCB Resolution No. 78, of March 10, 2021 It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on November 22, 2021 and ends on November 26, 2021, with adjustment on December 6, 2021. II- 20% from the calculation period which starts on November 29, 2021 and ends on December 6, 2021, with adjustment on December 13, 2021
	BCB Resolution No. 78 of October 03, 2021 defines: Rate applied to calculate the compulsory collection requirement: I - 17% up to the calculation period starting on November 22, 2021 and ending on November 26, 2021, with adjustment on December 06, 2021. II - 20% from the calculation period starting on November 29, 2021 and ending on December 03, 2021, with adjustment on December 13, 2021.	Resolution BCB No. 145 of September 24, 2021 consolidated the compulsory collection rules and defined them. - Determination of the compulsory collection requirement applying a 20% rate. - Possibility of Deduction based on the value of the Total Financial Limit for Forward Liquidity Line (LLT) operations, limited to the value of 3% of the calculation base of the reserve requirement requirement. It enters into force from the calculation period from November 08, 2021 to November 12, 2021, whose adjustment will take place on November 22, 2021.

g) The recent conflict between Russia and Ukraine caused the government of the United States, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia in addition to threats with additional sanctions and controls. These measures have impacted the prices of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. These conditions can affect global credit and capital markets.

Bradesco's Management has been following up and monitoring the situation and, to date, no relevant direct impacts have been identified.

h) On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the foreign exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of 100%, from the fiscal year of 2022.

i) On February 25, 2022, the Organization, through its subsidiary, Bradescard Elo Participações S.A. (Bradescard Elo), concluded the acquisition of 49.99% of the share capital of Banco Digio. For the acquisition, Bradescard Elo paid the amount of R$645 million, following which the Organization holds 100% of Digio's capital stock.

Bradesco obtained approval for the acquisition of Digio by CADE (Administrative Defense Council) on November 24, 2021 and by BACEN (Banco Central do Brasil) on February 04, 2022.

Bradesco paid R$645,060 thousand for this acquisition, initially determining a goodwill of R$376,258 thousand. A specialized and independent company was hired to prepare the purchase price allocation study ("PPA"), establishing the initial allocation of the fair value of the assets acquired and liabilities assumed by Digio, as well as the measurement of the fair value of the interest held prior to the date of such acquisition. The final allocation may undergo changes and improvements until the completion of the study, which is estimated to take up to 12 months from the date of the respective acquisition.

Therefore, below we present the assets and liabilities consolidated by Bradesco:

	R$ thousand
	On February 25, 2022
Cash and due from banks	41,614
Financial instruments	3,420,257
Expected credit loss associated with credit risk	(337,216)
Deferred income tax assets	398,493
Premises and equipment	2,043
Intangible assets	259,928
Depreciation and amortization	(22,677)
Other assets	363,787
Total assets	**4,126,229**

	R$ thousand
	On February 25, 2022
Deposits and other financial liabilities	3,268,274
Provisions	34,702
Deferred income tax liabilities	32,587
Other liabilities	176,124
Total liabilities	**3,511,687**
Shareholders' equity (1)	**614,542**
Total liabilities and Shareholders' equity	**4,126,229**

(1) Balance eliminated with investment.

j) On January 18, 2022, Bradesco issued of its first Sustainable Bond linked to socioenvironmental criteria in the total amount of US$500 million (approximately R$ 2,863 million as indicated in Year end Financials), the Bond is a sustainable international senior debt issuance with a maturity of 60 months and a coupon of 4.375% p.a.

k) As of January 1, 2022, pursuant to CMN Resolution No. 4,818/20, we began to adopt international accounting standards (IFRS) in the preparation and disclosure of the Consolidated Financial Statements, that are being disclosed simultaneously with these Consolidated Financial Statements.

l) On April 28, 2022, Provisional Measure No. 1,115 ("MP") was published, which increased the rate of the Social Contribution on Net Income – CSLL of the financial, insurance and cooperative sectors by one percentage point, during the period from August 2022 to December 31, 2022, however the impacts will not be material in the Organization's financial statements.

m) On July 6, 2022, Provisional Measure No. 1,128 ("MP") was published, which changes the criteria for tax recognition of losses on credit operations in the financial sector, which will take effect from January 1, 2025. Bradesco will await the conversion of the MP into Law for a more in-depth and conclusive analysis, since possible amendments to the MP may be proposed.

Management Bodies

Base Date August 4, 2022

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez
Denise Pauli Pavarina - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior

Managing Officers
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D'Avila Melo Boetger
Glaucimar Peticov
José Ramos Rocha Neto
Antonio José da Barbara
Edson Marcelo Moreto
José Sergio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris

Deputy Officers
Edilson Wiggers
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Klayton Tomaz dos Santos

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Junior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Paulo Eduardo Waack
Roberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carolina Salomão Fera
Cintia Scovine Barcelos de Souza
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Francisco Armando Aranda
Francisco José Pereira Terra
Italívio Garcia Menezes
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
Marcos Daniel Boll
Marcos Valério Tescarolo
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Veiga Neto
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto - Coordinator
Carlos Alberto Rodrigues Guilherme
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gonjito Júnior
Clayton Neves Xavier

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Denise Aguiar Alvarez
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti
Marcelo Sarno Pasquini

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Antonio José da Barbara
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Júnior
Carlos Wagner Firetti
Antonio Campanha Junior

Fiscal Council

Sitting Members
José Maria Soares Nunes - Coordinator
Domingos Aparecido Maia
Joaquim Caxias Romão
Ivanyra Maura de Medeiros Correia
Ava Cohn

Deputy Members
Luiz Eduardo Nobre Borges
Artur Padula Omuro
Eduardo Badyr Donni
(vago)

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

To
Shareholders and Board of Directors of
Banco Bradesco S.A.
Osasco - SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated balance sheet as of June 30, 2022, and the respective consolidated income statements, statements of comprehensive income, changes in shareholders' equity and cash flows for the six-month period then ended, as well as the related explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. as of June 30, 2022, the consolidated performance of its operations and its respective consolidated cash flows, for the six-month period then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the "*The Auditors' responsibilities for the audit of the consolidated financial statements*" section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current year. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not express a separate opinion on these matters.

Evaluation of the measurement of the allowance for loan losses

As disclosed in note 10, Bradesco recorded, as of June 30, 2022, a provision of R$ 48,789,762 thousand for allowance for loan losses, which comprise loans, leasing, advances on foreign exchange contracts and other receivables with credit characteristics.

To determine the allowance for loan losses, Bradesco classifies credit operations in nine risk levels ("ratings"), taking into account factors and assumptions of customers and operations, such as economic and financial situation, indebtedness level, economic sector, collateral characteristics, late payments and other factors and assumptions provided for in CMN Resolution No. 2,682/99, with "AA" being the minimum risk and "H" being the maximum risk, applying the respective loss percentages established in such Resolution for each risk level.

Additionally, Bradesco complements its estimates (supplementary provision) through internal evaluation based on statistical models that capture historical and prospective information, in order to reflect its expected losses in different economic scenarios (positive, expected and adverse).

We consider the measurement of the allowance for loan losses as a key audit matter, due to the significant judgment, involved in the assessment of the assumptions used in the classification of loans operations and in determining the supplementary provision.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the processes of (i) development, approval and application of internal methodologies for assessing risk levels ("ratings") of clients that support the classification of operations; (ii) the definition, approval and application of the main assumptions used in assigning the ratings, including those related to the individual review of the credit risk analysis and the governance established for the respective approval.

Additionally, for individually assessed clients, we analyze, based on sampling (by statistical criteria and specific items), the data that support the definition and review of customer ratings by Bradesco, such as the loan proposal, financial and registration information, restructuring operational and / or financial, guarantees and judicial reorganization plan, verifying the adherence of this rating assignment in relation to Bradesco's internal policies. For collectively assessed clients, we tested the allocation of provisioning percentages according to the internal methodologies for assessing the risk levels of each client. We also evaluated the methodologies and assumptions used to determine the supplementary provision, which include Bradesco's assessment of increase in the delinquency, increase in the unemployment rate, among others.

We analyzed, by statistical sampling, the arithmetic calculation of the allowance for loan losses, considering the assessment of compliance with the requirements established by CMN Resolution No. 2,682/99, as minimum ratings in relation to days past due, assigning the worst rating for the same economic group and maintenance of the previous rating for cases of renegotiation / loan recovery. We also evaluated the disclosures made in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for loan losses adequate, in the context of the consolidated financial statements taken as a whole for the six-month period then ended June 30, 2022.

Evaluation of the measurement of securities of private issuers

As mentioned in notes 8 and 38a to the consolidated financial statements, the amount of securities of private issuers is R$ 687,202,418 thousand, which includes securities of private issuers, measured at market value, whose prices or market parameters are not observable (levels 2 and 3 of the fair value hierarchy).

The determination of the market values of securities of private issuers, whose prices or market parameters are not observable, is subject to a greater level of uncertainty, as Bradesco makes significant judgments in determining the methods and assumptions used, such as interest rates and credit spreads. The securities of private issuers classified in the categories "Available for sale" and "Held to maturity" are also evaluated for indications of evidence of impairment, which also involves a high level of judgment in their determination considering the methodologies and assumptions used, such as assessing credit risk and guarantees.

We consider the measurement of market value and the evaluation of indicative of impairment of securities of private issuers as a significant matter for our audit, due to the degree of judgment, involved in determining the methods and assumptions used.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the processes of (i) defining, approving and applying the models used to measure the market value of securities of private issuers; (ii) capture of relevant data to measure the market value; (iii) evaluation of adherence to the calculations of the market value of certain financial instruments by independent department; (iv) definition and application of the assumptions used in the evaluation of the indicative of impairment of the securities of private issuers, such as the credit risk of the counterparty and the evaluation of guarantees.

For a statistical sample of securities of private issuers, whose parameters for measuring market value are not observable, we evaluated, with the involvement of our pricing professionals of financial instruments with knowledge and experience in the sector, the models developed by Bradesco for the determination of market values, through the use of independent parameters.

Additionally, based on sampling (by statistical criteria and specific items), we evaluate the assumptions considered in the analysis of the credit spread used in the pricing of certain financial instruments of private issuers, as well as those considered in the evaluation of the indicative and in the measurement of impairment.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of securities of private issuers, in the context of the consolidated financial statements taken as a whole for the six-month period then ended June 30, 2022.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - Tax, civil and labor

As described in note 22, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, with the respective provisions recorded in the consolidated financial statements in the amounts of R$ 8,117,708 thousand, R$ 8,744,503 thousand and R$ 6,539,330 thousand, respectively.

For certain tax and civil lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and property damage, relating to banking products and services, insertion of information about debtors in the credit restrictions register, monetary correction adjustments of the balances savings accounts due to the implementation of economic plans by the Federal Government, and some other specific civil actions, it took significant judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco used a model that considers, assessment in groups of the lawsuit entry date (before or after the labor reform), the average amount of payments the last 12 months and inflation adjustment, to calculate the average loss for each group of labor lawsuits.

We consider the uncertainty of measurement of provisions and the disclosure of contingent liabilities as a key audit matter, due to the degree of judgment, involved in determining the methods and assumptions used.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls automated and manual, related to the evaluation and measurement of the provisions and disclosures of contingent liabilities, including controls related to (i) the evaluation of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) evaluation of the models and assumptions used to measure the provision and contingent labor liabilities.

For certain civil and tax lawsuits, we analyze the recognized provisions and the amounts disclosed, considering the assessment of internal and external legal advisors, as well as historical data and information/jurisprudence related to the lawsuits in question and other similar processes. We involved our tax professionals with knowledge and experience in the sector who assisted us in the assessment of certain tax processes in relation to technical merits and the supporting documentation for Bradesco's assessment of the likelihood and estimate of loss.

We obtained and evaluated the confirmation received directly from Bradesco's external legal advisors for tax lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of the loss, as well as assessments of the likelihood of loss and risk measurement received from internal legal advisors. for certain civil processes. We compared these assessments and estimates with those used by Bradesco and assessed the adequacy of the disclosures related to civil and tax contingencies in relation to these matters.

For labor claims, the main procedures comprised: (i) evaluation of the model used by Bradesco, by comparing its results to those using alternative model criteria; (ii) analysis of the segregations used in the models, by the nature of the processes, including the time of entry and the characteristics plaintiff; and (iii) review of management's assumptions. For civil and labor claims, we evaluated the sufficiency of the provision by comparing disbursement during the period to the respective provision amounts, obtaining an understand of the reason for deviations.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities to be adequate, in the context of the consolidated financial statements taken as a whole for the six-month period then ended on June 30, 2022

Assessment of the recoverability of deferred tax assets

The consolidated financial statements include assets related to deferred tax assets in the amount of R$ 90,114,227 thousand (note 37c) whose realization is based on estimates of future profitability.

These projections are based on the business plans and budgets prepared by Bradesco and require the adoption of a series of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as interest rates, foreign exchange rates and applicable tax rates, could have a significant impact on projections and, consequently, on the recoverability of deferred tax assets.

We consider the assessment of the recoverability of deferred tax assets as a key audit matter due to the degree of judgment necessary to evaluate the projections of future taxable profits and the main underlying key assumptions.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operational effectiveness of certain internal controls over the Bradesco process to assess the recoverability of deferred tax assets, including controls related to the development and approval of key assumptions for the budget and the final projections of taxable profits by Bradesco.

We involved corporate finance professionals with knowledge and experience in the sector who assisted us on the assessment of assumptions, including growth rates for the main business lines, future interest rates, foreign exchange rates and applicable tax rates underlying Bradesco's projections of future taxable profits.

In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the assessment of recoverability of deferred tax assets in the context of the consolidated financial statements taken as a whole for the six-month period then ended on June 30, 2022

Evaluation of the impairment testing of intangible assets

As mentioned in note 15, the consolidated financial statements include intangible assets, which comprise goodwill on the acquisition of investments in the amount of R$ 4,369,409 thousand and other intangible assets in the amount of R$ 3.528.067 thousand.

Bradesco performs impairment tests at least annually or when there are events or circumstances that indicate that the book value may not be recoverable. As part of the impairment test of these assets, Bradesco estimated recoverable amounts of the relevant "CGU" Cash Generating Units and investments based on the present value of future cash flows. Future cash flow projections consider business plans and budgets and require a series of business and economic assumptions.

We consider the evaluation of the impairment testing of intangible assets as a key audit matter, due to the high degree of subjectivity in determining significant assumptions, including the growth rates for different businesses, revenue and expense flows, and the discount rates used.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls over Bradesco's analysis of the impairment testing of intangible assets, including controls related to (i) review of the budget process; (ii) the development, review and approval of the key assumptions used in the analysis, such as growth rates and discount rates; and (iii) independent review of the calculation methodology to perform the impairment test.

We involve our corporate finance professionals with knowledge and experience in the sector who assisted us in: (i) evaluating the assumptions used, such as growth rates used for different businesses, estimated revenue and expense flows, comparing them with information obtained from internal and external sources; (ii) evaluation of the discount rates used in the impairment test, comparing them with the discount rate ranges that were developed independently, using public market data available to comparable entities; (iii) evaluation of the adherence of the

revised projections in relation to the realized cash flows; and (iv) evaluation of the mathematical precision of certain stages of the calculation of the present value.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements in relation to this matter.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets adequate in the context of the consolidated financial statements taken as a whole for the six-month period then ended June 30, 2022.

Evaluation of the measurement of technical insurance and pension provisions
As mentioned in note 21a, Bradesco recorded technical provisions related to insurance and private pension contracts in the amount of R$ 307,819,425 thousand.

To evaluate the liability adequacy test and to measure certain technical provisions, Bradesco uses actuarial techniques and methods that required judgment in determining methodologies and assumptions that include, among others, expectation of claims, longevity, persistence, inflation of medical costs and discount rates.

We consider the assessment of the measurement of the liability adequacy test and the technical provisions of insurance and private pension contracts as a key audit matter given the subjectivity and judgment and small variations in certain assumptions may result in significant changes in the measurement of these liabilities

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We evaluated the design and operational effectiveness of certain internal controls automated and manual, related to the measurement processes of the liability adequacy test and technical provisions, these included (i) development and approval of actuarial methodologies and significant assumptions; and (ii) the approval and review of calculations.

We involve our actuarial professionals with knowledge and experience in the sector who have assisted us:

(i) in the evaluation of methodologies used in carrying out the liability adequacy test in the measurement of technical provisions, by comparing with usual market practices.

(ii) evaluate assumptions such as, claims expectation, longevity, persistence, inflation of medical costs and discount rates used in the measurement of liability adequacy and technical provisions, by comparison with practices used by the market and Bradesco's historical information.

(iii) to test, based on sampling and using a specific tool, the mathematical accuracy of the liability adequacy and the technical provisions based in Bradesco's historical information, methodologies and assumptions.

(iv) in developing, based on sampling, an independent estimate of certain technical provisions, including the use of independent assumptions and generally accepted actuarial techniques; and

(v) in the assessment of claims projections made by Bradesco, by comparing historical estimates with subsequent payments made.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of the liability adequacy test and the technical provisions for insurance and pension plans, in the context of the consolidated financial statements taken as a whole for the six-month period then ended June 30, 2022.

Application controls and general information technology controls
Bradesco's technology environment has processes for managing access and changes in systems and applications, for developing new programs, besides automated controls and manual components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into

account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict and/or revoke the respective accesses to this environment aim to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to ensure the integrity of financial information and accounting records.

We consider this area as significant for our audit due to Bradesco's high dependence on its technology systems, the high volume of transactions processed daily, and the importance of access controls and change management in its systems and applications to plan the nature, timing and extent of our audit procedures.

- How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.
With the assistance of our information technology professionals with experience and knowledge in the sector, we performed the following procedures:

(i) We tested the design and operational effectiveness, as well as compensatory controls of certain key access controls, such as authorizing new users, revoking disconnected users and reviewing active users.
(ii) We carry out tests, based on sampling, since we plan to rely on specific information, on information extracted from certain systems, considered relevant for the purposes of preparing the consolidated financial statements.
(iii) In areas where, in our judgment, there is a high dependence on information technology, our tests also included the assessment of password policies, security settings and controls on developments and changes in systems and applications.
(iv) When we identify key internal controls for the financial reporting process and other relevant processes that are automated or with any component dependent on systems and applications, we test the design and operational effectiveness of these controls.

The evidence obtained through the procedures summarized above allowed us to consider application controls and general information technology controls to plan the nature, timing and extent of our audit procedures in the context of the consolidated financial statements taken as whole for the six-month period then ended June 30, 2022.

Other matters

Statement of added value

The consolidated statement of added value for the six-month period then ended June 30, 2022, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the six-month period then ended June 30, 2022, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated August 4th, 2022.

Other information that accompanying the consolidated financial statements and the auditor report

Bradesco's management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or

if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Organization to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of Organization audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the year and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, August 4th, 2022

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

To the Board of Directors of the
BRADESCO ORGANIZATION

1. PRESENTATION

1.1. The economic environment and the priorities of COAUD for the Fiscal Year of 2022

We closed the fiscal year of 2021 in the face of a challenging domestic and international economic environment. With the effects of the COVID-19 pandemic already assimilated, mainly due to the significant reduction in the contagion from the third quarter of the year and the Organization having adopted appropriate operational measures and developed controls that allowed to properly manage the effects resulting from the phenomenon, the main concern of the authorities in Brazil has become the increase in inflation, a worldwide occurrence which presented a fast and important evolution in Brazil, culminating in the increase of the basic interest rate by the Central Bank of Brazil (Bacen), with relevant effects in several segments of the economic activity.

By the way, Bacen highlighted in the Inflation Report[1] for the half year ended June 30, 2022, the deterioration of the external environment, with strong and persistent inflationary pressures resulting from the global recovery after the pandemic, mainly the long process of normalization of the supply of industrial inputs and the advance in commodity prices and, more recently, by the wave of COVID-19 in China.

In such an environment, with inflation rising in developed economies (in the USA reaching its highest percentage in 4 decades, and in the Euro Zone and the UK showing record levels, with a strong impact on food and energy prices, among others, arising from the conflict between Russia and Ukraine) and the growth of large economies revised downwards, highlighting China in particular, Bacen has reacted with a contractionary stance, justified by "more persistent than anticipated" inflation and also by the increase in risk aversion, raising the basic interest rate by 0.50% (to 13.25% p.a.) at the 247th COPOM Meeting, held on June 15, 2022, and anticipating "a new adjustment, of equal or lesser magnitude" for the next meeting of the Committee.

In the same Inflation Report, Bacen raised to 11.9% the projection of growth in the balance of loan operations in the fiscal year (in March 2022 it was 8.9%), highlighting that such growth is verified in the concessions in most of the modalities, particularly those associated with consumption, like the credit card and vehicle financing, even in view of the increase in interest rates and spread, with the delinquency still below its historical average, despite some incipient signs of the increase in the families, possibly reflecting greater difficulty in the context of repressed income.

Despite this macroeconomic environment, the National Financial System (SFN) continues to present robust growth, mainly in the loan operations portfolio. For example, Bacen pointed out, in the last available Monetary and Credit Statistics[2] report, that concessions had strong growth in the annualized period (23.5%), with stability compared to January 2022, with the delinquency of 2.5% (only 0.3% in the 12-month period), even in the environment of high interest rates (27.5% per annum in February 2022).

---

[1] Central Bank of Brazil – Inflation Report – Volume 24, Number 2, June 2022.
https://www.bcb.gov.br/content/ri/relatorioinflacao/202206/ri202206p.pdf

[2] Due to the strike of the Bacen's staff, the most recent available was released on April 28, 2022 and presented the position in February 2022.

(https://www.bcb.gov.br/content/estatisticas/hist_estatisticasmonetariascredito/202203_Texto_de_estatisticas_monetarias_e_de_credito.pdf)

It is also worth mentioning the approval, on May 25, 2022, of Law No. 13,348, which amended the National Support Program for Microenterprises and Small Businesses (PRONAMPE), making permanent use of funds from the Operations Guarantee Fund (FGO) and began to include the Individual Microenterprises (MEIs), and Law No. 14,257, which improves the Credit Stimulus Program (PEC). Another highlight was the approval by the Chamber of Deputies of Draft Law No. 4,188, which establishes the Legal Framework for Loan Guarantees. Still under review in the Federal Senate, its promulgation is expected to accelerate the recovery of the Gross Domestic Product (GDP), as well as reduce the credit risk and, consequently, the cost of operations. Taken together, such measures can sustain the growth of loan operations in the fiscal year of 2022, and potentially at a lower risk.

With regard to the GDP, the behavior in the first half of 2022 confirms signs that business was picking up, mainly in the trade and services sector (the most affected by the pandemic and with the highest weight in the GDP). Even with the industry still damaged due to imbalances in supply chains and lack of inputs, as Bacen pointed out in the Inflation Report mentioned above, the GDP showed a more expressive growth than was projected, 1.0% in the first quarter of 2022, and 1.7%, compared to the first quarter of 2021. Bacen anticipates that the monthly indicators of April and May "suggest a second quarter more positive than anticipated", culminating in "positive reviews for the GDP in 2022, which increased from 0.5% to 1.4% among market analysts and from 1.0% to 1.7% in the Central Bank of Brazil's projection".

At the regulatory level, the SFN continues experiencing a period of significant demands that impact several areas of the Bradesco Organization (Banco Bradesco and Affiliated Companies), such as information technology (PIX, Open Finance and implementation of controls established by the Brazilian General Data Protection Law – LGPD), requirements for the broader integration of Environmental, Social and Governance (ESG) risks in the integrated risk management structure combined with the mandatory specific disclosures in the explanatory notes to the Financial Statements, and progress in the complete adoption of the International Financial Reporting Standards – IFRS for all institutions subordinate to the supervision of Bacen (currently the requirement applies only to the Consolidated).

In this context, the Statutory Audit Committee (COAUD or Committee) of the Bradesco Organization, being vigilant to its duties and responsibilities in an economic and regulatory environment in constant transformation, has dedicated special attention with regard to new challenges, risks and strategic priorities, as well as monitoring the progress and improvements in governance and risk management systems and internal controls associated with key operations and products. Focused on overseeing the integrity of Financial Statements and related internal controls, the effectiveness of the Internal Audit (AIGL) and the quality and independence of the Independent Audit (KPMG), we prioritize transparency, mainly in relation to the strategic decisions and its repercussions on the economic and financial position and on the results, we develop our works in partnership with the Board of Executive Officers, the Independent Audit and the Internal Audit.

In the first half of 2022, the COAUD devoted significant part of its time to understand and assess the effects of the inflationary advance and the rise in interest rates on the business and results of the Bradesco Organization, with special attention to provisions for losses with loan operations, to the measurement of the financial instruments, to the effects of regulatory changes on the internal control environment, to the assumptions, judgments and models related to relevant components of the Financial Statements – such as the recoverable amount of tax credits and goodwill, provisions and contingent liabilities – and to the accounting disclosures of these items.

Additionally, to develop a better understanding of the main issues and challenges related to governance, risk management and internal controls and to monitor the challenges faced by the Bradesco Organization, the Committee met regularly with the executives responsible for the management of Banco Bradesco and of Grupo Bradesco Seguros (GBS – Insurance Group of Bradesco), highlighting frequent interactions with the Integrated Risk Control Department (DCIR) and the Compliance, Conduct and Ethics Department (DCCE), with the AIGL, accompanying the execution of their Work Plan as approved by the COAUD, and with the audit committees of Bradseg and Bradesco Saúde (Health).

During the first half of 2022, the COAUD received regular updates from the partner responsible for the Independent Audit of the Bradesco Organization on the progress of the work regarding the audit plan, focusing on possible new and emerging risks identified for the period and in the Key Audit Matters (PAAs). KPMG continues to challenge the Management on the most important issues and to provide an independent and solid opinion to COAUD about judgments of material financial issues and the environment of internal controls.

1.2. The Audit Committee in the Bradesco Organization

Component of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, the COAUD is structured in the terms of Resolution No. 4,910, of 2021, of the National Monetary Council (CMN), of Resolution No. 23, of 2021, of the Securities and Exchange Commission (CVM), and other regulations applicable, among which are the Law No. 6,404, of 1976 (Corporate Law), and the Sarbanes-Oxley Act, whose observance is required for the Companies registered in the U.S. Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE). The Committee has its own Charter, available on the website www.bradesco.com.br/ri, area of Corporate Governance.

The COAUD is composed of one (1) Board Member, who is the Coordinator, and three (3) other Members, in which one (1) of them is qualified as a financial specialist. All the members meet the independence criteria established in the current regulation and their competencies, knowledge, skills and experience are relevant, consistent and appropriate to the segment in which the Bradesco Organization operates.

The main objective of the COAUD is to advise the Board of Directors on its tasks related to the monitoring of the accounting practices adopted in preparing the Financial Statements of the Bradesco Organization, and in the indication of the Independent Audit. In the exercise of their duties, the Committee acts primarily on (i) the quality, transparency and integrity of the Financial Statements – Individual and Consolidated; (ii) the effectiveness of the internal controls to mitigate the associated risks in related relevant processes; and (iii) the assurance of independence and quality in the activities of the Independent Audit and Internal Audit.

The Audit Committee holds quarterly meetings with the Board of Directors, and semiannual meetings with the Fiscal Council, occasion on which it presents the result of its evaluation on the activities.

The current composition of the COAUD is the following:

Name	Member since
Alexandre da Silva Glüher (Coordinator)	May 2020
Amaro Luiz de Oliveira Gomes (Financial Specialist)	March 2021
José Luis Elias	March 2019
Paulo Ricardo Satyro Bianchini	November 2018

Mr. Amaro Gomes, taking into account his knowledge, skills, abilities and experience in accounting, audit and regulation of the financial market, as well as the various leadership roles he has held in organizations where these professional attributes were an essential requirement, including in the international context, is a qualified financial specialist member, according to the terms of article 9 of CMN Resolution No. 4,910, of 2021, article 31-C of CVM Resolution No. 23, of 2021, and section 407 of the Sarbanes-Oxley Act.

2. ROLES AND RESPONSIBILITIES

2.1. Audit Committee.

The Charter detailing the roles of the COAUD is available on the website www.bradesco.com.br/ri, area of Corporate Governance. In essence, the primary task of the Committee is to advice the Board of Directors in the monitoring, evaluation and review of:

- The responsibilities of the Board of Executive Officers are to ensure:
  - The existence and operation of a system of internal controls that is effective and structured to protect the assets and revenue of the Organization, and for preparing the Financial Statements;
  - The integrity of the Individual and Consolidated Financial Statements of the Bradesco Organization, with attention to the significant accounting judgments and assumptions, as well as the Management Reports and any formal announcements and information required by the regulators and related to them;
  - The compliance with ethical standards, policies, plans and procedures of the Organization, as well as with laws and regulations;
- The qualification, independence and execution of the Independent Audit, including those responsible for the actuarial audit, as well as the relationship with them;
- The independence, execution, training and efficiency of the Internal Audit;
- The effectiveness of policies and procedures for receipt and processing of information and complaints about the violation of legal and normative devices applicable to the Bradesco Organization.

The COAUD, through its Coordinator, keeps the Board of Directors regularly informed about relevant issues associated with the duties of the Committee, in particular those directly related to the Financial Statements.

2.2. Management of the Bradesco Organization

The Management is responsible:

- For the definition and implementation of processes and procedures that aim to gather data to prepare the Financial Statements, with observance of the corporate legislation, the accounting practices adopted in Brazil, the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the relevant regulatory acts of the National Monetary Council (CMN), Securities and Exchange Commission (CVM) and Central Bank of Brazil (Bacen), and for Banco Bradesco being listed on the New York Stock Exchange (NYSE), and of the standards established by the SEC and by the Sarbanes-Oxley Act (SOx);

- For preparing the full Financial Statements, risk management, effective maintenance of the system of internal controls, for ensuring that the activities comply with the legal rules and regulations; and

- For the processes, policies and procedures of internal controls to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, at acceptable levels, of the risk factors.

2.3. Independent Audit

KPMG Auditores Independentes (KPMG) is responsible for auditing the semiannual and annual Financial Statements, and for reviewing of the Quarterly Information (ITRs), issuing reports that reflect the results of their findings and presenting their independent opinion about the trustworthiness of these Statements in relation to the accounting practices adopted in Brazil and with the IFRS as issued by the IASB, in addition to the adherence to the CMN, CVM, Central Bank of Brazil (Bacen) standards and the precepts of the Brazilian corporate law and North American regulations applicable to Banco Bradesco.

2.4. Internal Audit

Directly subordinate to the Board of Directors, the Internal Audit acts independently and objectively – free from any interference regarding the issues of audit, selection, scope, procedures, frequency, time or content of the report – in the evaluation of the internal controls and processes focused on the operational effectiveness of the Bradesco Organization. Through the use of statistical bases and models, the Internal Audit prioritizes the areas and activities that have more sensitive risks to the operations and strategy, the actions of management of these risks and adequacy of governance and of the relevant controls, exercising the fundamental role of assisting the Management in its responsibility to protect the assets, reputation and sustainability of the Organization. In accordance with existing regulations and the Charter, the COAUD and the Board of Directors have the responsibility of approving the Charter, the Work Plan and the Annual Report of Activities of the Internal Audit.

2.5. Risk Monitoring – Internal Controls

The Integrated Risk Control Department (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the corporate vision of risks, through the identification, assessment, monitoring and management of risks, in conjunction with the various areas and companies of the Bradesco Organization. It also reports to the DCIR, independently of the commercial areas, by the Corporate Area of the Internal Controls System.

2.6. Compliance

The Compliance, Conduct and Ethics Department (DCCE), linked to the Vice-Presidency of Risks, supports the Board of Directors, the Audit Committee and the Board of Executive Officers in coordinating a Corporate Conduct Program (Compliance), which consists in the compliance with internal and external laws and regulations, aligned with the strategy of the Bradesco Organization and its social surroundings. In addition, it is responsible for the elaboration of internal rules and for the subsidy to the areas in compliance with the issues related to integrity, conflict of interest, ethics, and behaviors – corporate, competition and anti-corruption.

2.7. Ombudsman Offices – Consumer Service

The Ombudsman Offices of Banco Bradesco and of Grupo Bradesco Seguros have the competence of monitoring the performance of the Organization in the Rankings of Complaints, reporting the main events and helping with recommendations for improvement and changes to practices and routines to meet the expectations of clients and users. To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsman Offices interact with the Units and the Affiliated Companies, in addition to acting in the relationship with regulatory authorities and protection and defense of the consumer. The Audit Committee holds semiannual meetings with the Ombudsman (Banco Bradesco and

Grupo Bradesco Seguros, in this case, through the Bradseg and Bradesco Saúde audit committees) to get to know the nature of the records and to follow-up the implementation of recommendations.

3. HOW THE COAUD EXERCISED ITS ROLES AND RESPONSIBILITIES

Preliminarily, we observed that in Chapter 4 – Main activities and significant issues considered by the COAUD, of this Report, more details of the assignments developed are presented. In this chapter, we present an overview to highlight some relevant aspects.

Considering the economic environment and the priorities of COAUD for the fiscal year of 2022, highlighted in the introduction of this Report, as well as the strategy of the Bradesco Organization, the Committee devoted attention to information on (i) the direct and indirect effects on the operating income; (ii) the risks and uncertainties and the impact on current and future judgments, assumptions and estimates concerning accounting information, in particular provisions and valuation of financial assets; (iii) the effects on economic and regulatory capital and the impact on liquidity; and (iv) the review procedures and findings of the Independent Audit and Internal Audit, and other lines of defense.

In particular, the COAUD intensified the follow-up on assumptions, models and judgments related to credit risk, given that the macroeconomic environment, combined with the advance of inflation and the significant increase in the basic interest rate by Bacen, presents new elements, distinct from those associated with the COVID-19 pandemic, culminating in new and relevant parameters compared to the historical data and recent experience used to develop and calibrate the provisioning models. In addition, other areas of significant accounting judgments that required attention included the valuation of financial instruments, the recoverable asset value, contingent liabilities, hedge accounting, investments in associated companies and the provisions constituted in the Grupo Bradesco Seguros.

In addition, the Independent Audit regularly shared its points of view on the reasonableness of the assumptions considering the economic environment in the design, implementation and operation of controls related to them and other issues considered relevant.

3.1. Meetings and Training

The COAUD gave continuity to the planning and held virtual meetings (formalized appropriately in Minutes, as required by the regulations in force) with representatives of the areas responsible for accounting, financial, tax and labor processes, as well as in the monitoring by the second and third Lines of Defense, in the scope of addressing the risks and internal controls, and regularly received the Management Reports of "Daily Monitoring of Loan Operations and Delinquency", "Portfolios – Trading and Banking", "Liquidity" and "Limits".

In the first half of 2022, the Committee participated in 132 meetings, especially those with the Board of Directors, the Fiscal Council, the Executives of the areas of Business, Information Technology, Risk Management, Internal Control, Compliance, Independent Audit and Internal Audit, and with the Central Bank of Brazil (Bacen). On these occasions, the COAUD received updates on relevant issues and accompanied the repo actions and priorities established by the Committee; the appetite and approach to risk management, including emerging risks; the cybersecurity; the use of the cloud; the ESG, with a focus on impacts of climate change; the money laundering and funding of terrorism prevention; the conduct and treatment of vulnerable people; the governance; and the enhancement and development of models.

The following is a summary of the meetings held:

By Institutions


Authorized to operate by Bacen (Central Bank of Brazil) 118
90%
3%
2%
5%
COAUDS Bradseg and Health 4 Meetings
Area of Health 3 Meetings
Areas of Insurance, Pension and Capitalization 7 Meetings

By Lines of Defense


44.4%
20.3%
17.5%
11.9%
1.4%
4.5%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
COAUDS Bradseg and Health
Executive: Board of Directors/Fiscal Council and Audit Committee

In the scope of Continuing Education, the Audit Committee regularly attends training activities.

3.2. Review of the Financial Statements

The review of the Financial Statements by the COAUD during the first half of 2022 included the Quarterly Information (ITR) for the reference date of March 31, 2022, the Semiannual Report for the reference date of June 30, 2022. It is a responsibility of the Management the complete and accurate preparation of the Financial Statements – Individual and Consolidated – of the Bradesco Organization, presented in accordance with the accounting practices adopted in Brazil, are established by the Bacen and/or issued by the Accounting Pronouncements Committee (CPC) and endorsed by the CVM, and with the IFRS issued by the IASB, which should be audited by independent auditors registered with the CVM.

As part of this review, the COAUD evaluated the application of critical accounting policies, accounting judgments and significant assumptions, and the compliance with the requirements of disclosure, to ensure that they were consistent, appropriate and acceptable according to the relevant requirements for the preparation and disclosure of Financial Statements. The Committee discussed with the technical areas and considered the performance metrics related to strategic priorities, in order to monitor developments in the period and identify the main aspects influencing the achievement of budgetary targets, as well as to analyze if they were presented in a balanced way and if they reflect the risks and uncertainties appropriately.

In addition, the COAUD evaluated the effectiveness of the system of internal controls related to the preparation of the Financial Statements, with attention and critical evaluation of amendments, enhancements, and any developments that affect it. The Committee received regular updates and confirmations that the Management had adopted, or was adopting, the actions necessary to remedy any failures or weaknesses identified through the operation of the structure of controls of the Bradesco Organization. These updates have included the impacts on internal controls arising from the pandemic that are directly relevant to the processes and operational controls. A number of additional procedures were performed in all the lines of defense to identify, monitor, assess and mitigate these impacts, with results regularly reported to the COAUD.

Lastly, the COAUD devoted particular attention to the Key Audit Matters (PAAs) indicated by the Independent Audit on the date of issuing its Report (Opinion) and publication of the Financial Statements for the first half of 2022, following more relevant discussions with the areas responsible and the team of independent auditors.

3.3. The COAUD and the Independent Audit

KPMG Auditores Independentes (KPMG) is responsible for auditing the Financial Statements of the Bradesco Organization, carrying out this role since 2011. The COAUD presented to the Board of Directors its recommendation to remain with KPMG for the provision of independent audit services. Since 2021, the partner responsible for auditing the Financial Statements of the Bradesco Organization is Mr. Cláudio Sertório, Partner – Head of the practice of KPMG's Financial Services, specialized in serving financial institutions, insurance companies and credit card companies accounting for more than 30 years of experience with auditing.

3.3.1. Planning of the Independent Audit and Work Execution

The COAUD reviewed the approach and strategy of the Independent Audit for the fiscal year of 2022, discussing with KPMG the general scope and the planning of the work, the overall strategy of the audit for significant risks identified, the nature and extent of training for the team of auditors and the use of specialists (information technology, actuarial, corporate finance, taxation) required to carry out the planned audit in the Bradesco Organization. Over the first half year of 2022, the COAUD received regular updates from KPMG on the progress of the audit process, submitted by the responsible partner and his senior team, intending to monitor the treatment of accounting issues and their impacts on the Financial Statements and other reports related to the system of internal controls and Key Audit Matters (PAAs). The COAUD emphasized the actions taken by KPMG regarding the PAAs pointed out in its Reports related to the reference date of December 31, 2021, as well as those identified in the audit planning for the first half of 2022, discussing them from the phase of planning and throughout the year.

Throughout the first half of 2022, the COAUD regularly assessed the effectiveness, performance and independence of KPMG as an independent auditor, focusing on the general process of audit and on the quality of the results. KPMG stressed the continuity of the investment in additional resources and new technologies for the continuous improvement of the quality and consistency of the audit.

The Committee, on becoming aware of the relevant points involving the evaluation of the accounting systems and internal controls, drawn up in connection with the examinations of the Financial Statements, accompanies the implementations of the respective recommendations for the improvement of processes, systems, and risk mitigation.

KPMG presented promptly to the Audit Committee the results and main conclusions of the audit work executed throughout the first half of 2022.

3.3.2. "Other Services" Conducted by the Independent Audit

The Audit Committee is responsible for assessing the technical proposals and monitoring the execution of "Other Services" by KPMG. Such services, not related to the Independent Audit of the Financial Statements, are executed in accordance with the independence policy of the auditor, in order to ensure that it does not represent a conflict of interest. The approval by the COAUD occurs only after consideration of the independence requirements and evaluation of the best interests of the Bradesco Organization to hire KPMG to conduct these services, including aspects such as work closely related to that carried out for the independent audit; services that require obtaining appropriate audit evidence to express a conclusion

designed to increase the level of confidence of auditors; or for investigation of internal controls in addition to the normal scope of work of the independent audit.

The "Other Services" performed by KPMG in the first half of 2022 included:

- BAC Florida – Tax Compliance;
- Odontored / Odontoprev – Actuarial Audit;
- UNIBRAD / KPMG – "RISK University – Senior Level" Training;
- Guanabara Project – financial, tax, labor and actuarial Due Diligence;
- Outcome Project – financial, tax, labor and actuarial Due Diligence;
- Incorporation of the Credival entity by the Kirton Bank; and
- Bradescard Mexico – Transfer Pricing.

The COAUD did not identify objective reasons to characterize conflicts of interest, loss of independence risk or objectivity in conducting "Other Services" by KPMG. The assessment of independence by KPMG also considered the personal situation and the financial relationship that the auditor (partner responsible and other members of the team of professionals involved in carrying out the audit) has with the Bradesco Organization, analyzing possible threats and establishing the measures necessary for the solution.

Based on the plan submitted by KPMG and in subsequent discussions about the results of the assignments, the Committee considers that the activities executed were adequate concerning the business of the Bradesco Organization.

3.4. The COAUD and the Internal Audit

To allow an effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to its Charter and the regulations in force, the COAUD approves the Annual Audit Plan and any updates throughout the fiscal year. Besides the continuous focus on the requirements of the legislation and regulation in force, the COAUD looked at the possibility of including in the scope of the Internal Audit questions related to strategy, governance and culture, prevention of money laundering and funding of terrorism, conduct and compliance, financial and operational resilience.

The results of the work of the Internal Audit, together with the assessment of the general governance, risk management and control structure and processes are regularly reported to COAUD, in meetings and by using the reports and executive overviews, highlighting the main themes identified, audit coverage and work developed, providing an independent view of emerging risks and impacts on the business.

On becoming aware of the focal points and recommendations of the Internal Audit, the Committee monitors the establishment of an appropriate calendar to remedy the issues indicated, the responsibility of the Board of Executive Officers, and monitors their execution, following the corrective measures taken by the Management in the areas audited.

The Internal Audit maintains a close working relationship with the Independent Audit, which is informed of the activities and results in the activities of the Internal Audit, having access to all of the supporting reports and records.

Annually, the role of the Internal Audit is submitted to a process of technical evaluation conducted by the COAUD, whose results are discussed with the Executive Board of the Internal Audit. This evaluation is one of the important items in the maintenance of the Quality Certification Program of The Institute of Internal Auditors (IIA), whose objective is the continuous improvement of the management of processes of the area and the adoption of best practices (methodologies, tools and management). The evaluation for the fiscal year of 2022 will be conducted by the COAUD in the second half of the fiscal year and will be submitted to the Board of Directors in 2023, together with the Annual Report of the Audit Committee related to the reference date of December 31, 2022.

We emphasize that the Internal Audit has responded adequately to the demands of the Audit Committee and the needs and requirements of the Bradesco Organization and of the regulatory authorities.

4. MAIN ACTIVITIES AND SIGNIFICANT ISSUES CONSIDERED BY THE COAUD

4.1. Overview

The COAUD worked in close collaboration with the Integrated Risk Control Department (DCIR) and the Compliance, Conduct and Ethics Department (DCCE), as well as other related departments of the Bradesco Organization, to monitor the compliance with procedures for managing risks and the structure of internal control, as well as to ensure that the areas of common responsibility were appropriately treated in the agendas of meetings with the Committee or in discussions with the Coordinator of the COAUD, with the aim of improving the connectivity, coordination and flow of information, therefore ensuring a deeper understanding of the main themes.

Among the main aspects discussed, the responsibility for identifying, measuring, monitoring, mitigating and supervising risks and controls were highlighted, and the communication to the appropriate levels of the Management through the preparation of regular, timely and complete reports. At these meetings, the COAUD aimed to identify and discuss mutual priorities, improvements and remediation programs and future issues in relation to the internal control and risk management, taking as a basis the Corporate Risk Matrix (Risk Library).

4.2. Details of the main activities and significant themes

The Work Program of the Audit Committee for the first half of 2022 had as its focus the main processes, products and risks inherent to the business of the Bradesco Organization. We highlight below the most relevant aspects:

Allocation/Area	Main topics discussed and actions of COAUD
Financial Statements of the Bradesco Organization (Banco Bradesco and Affiliated Companies)	
Review of the Financial Statements, including the Explanatory Notes, management reports and Independent Auditor's Opinion	Principal accounting policies, practices and general criteria adopted: • Discussion with the General Accounting Office (CG), Controllership, Integrated Risk Control (DCIR), Grupo Bradesco Seguros, Internal Audit (AIGL) and Independent Audit (KPMG); • Most significant and thorough evaluation, considering the current regulation in Brazil, edited by the Accounting Pronouncements Committee (CPC) and required by regulatory authorities – Central Bank of Brazil (Bacen), Superintendence of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Health Agency (ANS), and the IFRS promulgated by the IASB. Preparation of the Consolidated Financial Statements: Review of the procedures of preparation and dissemination to certify that they were prepared in accordance with the IFRS promulgated by the IASB; Economic environment in Brazil: Special attention to evaluate how the Management addressed and reflected issues and uncertainties arising from the macroeconomic environment and the impacts on the Bradesco Organization, on the financial reports and other relevant disclosures,

	such as the effects, in the present and in the future, and the potential reflexes identified for operations and business segments, such as loan operations, insurance (life and health) and private pension; Independent Audit: Meeting with KPMG, before the disclosure of the Quarterly Information of March 31, 2022 and of the Financial Statements for the half year ended June 30, 2022, to assess all aspects of the independence of auditors and the control environment in the generation of information to be disclosed, including in relation to the observance of the recommendation of the COAUD so that the main companies of the Conglomerate Bradesco of closed capital and Grupo Bradesco Seguros, in its Consolidated report, publish their Financial Statements in conjunction with the Audit Reports, covering the Key Audit Matters (PAAs); Review of the Financial Statements – Individual and Consolidated – and Management Reports (ITR of March 31, 2022 and of June 30, 2022, the semiannual one): Endorsing its content, prior to the approval by the Board of Directors and its authorization for disclosure, ensuring compliance with the legal requirements and the proper application of the relevant accounting principles, and ensuring that the Independent Audit had issued its corresponding Report.
Key accounting policies, estimates and significant judgments	Allowance for losses on loan operations (ALL): The calculation of the provision for estimated losses with loan operations is based on statistical models that capture historical and prospective information and, combined with the Management's experience, aim to reflect the expectation of losses in different economic scenarios. For this purpose, it involves significant judgments, especially considering the level of uncertainty under the current macroeconomic conditions. Among the main aspects analyzed by the COAUD, the following were highlighted: impairment; loan and advance portfolio, including guarantees, sureties and debentures, with an emphasis on the expectations of future losses in Mass-market and Corporate Debt portfolios; and parameters and criteria for the constitution of the supplementary provision; Evaluation of financial instruments: Due to the conditions of higher volatility in the market, mainly as a result of the increase in inflation and the increase in the basic interest rate by Bacen, we periodically discuss the impacts on the models to assess the investment portfolio (securities available for sale and negotiation) and derivatives, particularly considering the main assumptions, metrics and significant judgments used for the determination of fair value; Tax credits: Special attention was given to the calculation of deferred tax assets and the estimates of recovery (realization), especially about the macroeconomic environment on the future results of the Organization and on the resulting taxable profits, based on the business plan and budgets established by the Management. In particular, we discussed the projections of likelihood and sufficiency of future taxable profits, future reversals of temporary differences, tax planning strategies in progress, and impacts of changes in tax legislation. The COAUD also considered the judgments of the Management related to the tax matters in relation

	to which the appropriate tax treatment is uncertain or subject to interpretation, and which are in the process of judicial discussion and categorized as contingent (classified as possible, and therefore object solely of the Explanatory Note); Recoverable Amount of the Assets – Goodwill and other non-financial assets: During the first half of 2022, the Management has tested the impairment of goodwill and other non-financial assets, with judgments that considered the long-term growth, interest rates of discount factors and expected cash flows, both in terms of compliance with the accounting standards and reasonableness of the estimate; Provisions and Contingent Liabilities: Legal proceedings and regulatory issues – We discussed the judgment regarding the recognition and measurement of provisions, as well as the existence and evaluation concerning contingent liabilities. The issues that require significant judgments were highlighted and the assessment of the COAUD considered the integrity of the database, the criteria adopted for the accounting provisions and respective sufficiencies. The Committee follows with critical rigor the models and criteria adopted for the constitution of civil and labor provisions; Technical Provisions of Insurance, Pension Plan and Capitalization: The COAUD became aware of the premises and judgments adopted by the Grupo Bradesco Seguros (GBS) and certified that the processes comply with the requirements established by SUSEP and ANS in the Actuarial Technical Notes, including Guarantor Assets (securities under sale or repurchase agreements); Hedge accounting: Among the several aspects related to hedge accounting discussed by the COAUD, we paid particular attention to the specific governance in the operations contracting process and their accounting classification, taking into account the requirements established by regulatory authorities and the specific requirements of the IFRS. The COAUD discussed the main features of registered coverage operations, the compliance with governance and internal controls (including necessary documentation to enable the specific accounting recognition), the current macroeconomic conditions and their impact on the forecasts of likely cash flow and cost of operations, and the efficiency of the structures during the horizon covered.
Independent Audit	
Planning and execution of the audit	Process: Detailed analysis and discussion about the planning, progress and execution of the audit plan; Execution: Obtained confirmation of the auditor that had full access to all the information to perform the audit as planned; Recommendations: Discussed and exercised strict control over the Independent Audit recommendations and the actions needed for correction in the corporate units, monitoring the implementation of the related action plans; Reports: Discussed improvements in financial reports based on new accounting standards and best practices;

	Review: Examined the reports of the auditor on the ITR (reference date: March 31, 2022) and Financial Statements (the semiannual one, of June 30, 2022) before the auditor submits them to the Board of Directors.
Relationship	The Independent Auditor participated in several meetings of the COAUD, allowing the Committee to act as a communication channel between the Auditor and the Board of Directors, and monitor the fulfillment of its recommendations and/or clarifications to its questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	We evaluated the independent auditor and their contribution to the integrity of the Financial Statements as a result of their work.
Internal Audit	
Planning and execution of the Internal Audit	Legal and statutory devices: Verification of compliance with those applicable to the Bradesco Organization, in addition to internal regulations, in the scope of continuous efforts to develop, implement, enhance and maintain a strong control environment and appropriate to the structure, operations and risks; Work plan for 2022: Approval by the COAUD prior to the submission to the Board of Directors, based on comprehensive risk, alignment to strategy and regulatory demands; Execution of the audit plan: Receipt of reports and regular reports on the activities of internal audit in the first half of 2022, allowing the COAUD an additional scrutiny as well as the exercise of strict controls on recommendations of the Internal Audit (AIGL) and the necessary actions for correction in the corporate units, obliged to submit relevant action plans.
Relationship	Meetings with the COAUD: The Officer of Internal Audit and other representatives of the area regularly participated in meetings of the COAUD when it was understood as pertinent and the Committee, monitored the fulfillment of their recommendations and/or clarifications to their questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	The COAUD regularly evaluates the execution of the works of the Internal Audit and its contribution to the integrity, adequacy and effectiveness of the systems of internal controls related to accounting, risks, financial and operational, beginning with the application of the systematic and disciplined approach to the evaluation and continuous improvement of the related processes.
Structure	Resources: Analysis of the budget of the Internal Audit for 2022, ensuring the availability of the human and material resources required. Of particular interest to the COAUD were themes such as development, qualification and training of the team, attraction and retention of talents, and digital initiatives necessary for the improvement of the work processes, including in response to the established remote working environment (home working) initiated from the beginning of the COVID-19 pandemic and intensified during the fiscal years of 2020 and 2021.
Internal Controls and Ombudsman	
Internal Control System	Internal Control System: The COAUD accompanied and monitored, in regular discussions with DCIR, DCCE, AIGL, Independent Audit and

	business areas, the effective performance of the three (3) Lines of Defense, focusing on the assignments and responsibilities of each one in the compliance and improvement of the controls adopted, aimed at mitigating the risks inherent to the business processes.
Ombudsman	Bradesco and Grupo Bradesco Seguros: Periodic meetings with members of the COAUDs of Bradseg and Bradesco Saúde (Health) to discuss specific situations of complaints cataloged by various Whistleblowing Channels, particularly in relation to the business practices, conduct, financial, accounting, financial reports, audit and internal controls. Being aware of the details presented as to the procedures in force normalized and practiced in violation of such guidelines, we checked the records of actions together with Business managers involved with the theme to rectify such anomalies, in order to allow, corporately, the improvement of processes and the acculturation of the Areas in the marketing of Products and Services of the Bradesco Organization.
Business and competition	
Business and competition	Management of Loan Portfolios: Accompanied monthly the evolution of the different loan portfolios, which continues to post robust growth, even in face of the transforming economic scenario, mainly from the third quarter of 2021, when the resumption of the economic activity began to show signs of consolidation. Special attention was given to the alignment of the ESG-related strategy and the granting of new credits (with significant growth in those contracts conducted through digital channels) and to extensions, renegotiations, renewals, recoveries, and write-offs; Conduct, suitability and assistance to people potentially vulnerable people: Follow-up and monitoring the advances in the processes focused on compliance with regulatory requirements, taking into account the contingency of clients characterized as "potentially vulnerable" and the demands of a regulatory nature; Customer Relationship: Follow-up the fulfillment of standards and services provided to the consumer also taking into account the themes identified by the Ombudsman (Customer Service/Ombudsman); Technological Innovation: Updated periodically on the progress and potential impacts of Open Banking, Fintechs and other startups, use of the cloud, Big Data, among others.
Risk management	
Risk management	Coordination with other Committees: The risk management area, the regulation and compliance department, the Internal Audit, among others, participated in joint meetings with the Risk Committee. Among the topics discussed we highlight the report on the model risk, risk management of the group, complaints sent to the Open Channel, risk of the supplier; Strategy, structure and policy for the management of risks: Monitoring the work of the DCIR for the evaluation of the adherence of the system of internal controls and in the identification, monitoring and management of the most relevant risks, as well as activities and results of the work of the Compliance, Conduct and Ethics Department (DCCE);

	Business areas: Meetings with the various areas of Business and Control, and with the Internal and Independent Audits, to complement the assessments of the DCIR and DCCE, monitoring of the main processes, and certification as to the commitment of the Management for the mitigation of risks and the continuous improvement of the associated internal controls; Liquidity and Market Risks: Weekly monitoring, by means of reports prepared by the DCIR, of the results of the Trading portfolio and the limits established by the governance for Value at Risk (VAR), Liquidity Coverage Ratio (LCR) and Minimum Reserve of Liquidity (RML) – Brokerage Companies and Grupo Bradesco Seguros, as well as the main exposures in currencies, indexes and assets, including the Banking Portfolio, with corresponding Economic Value of Equity (ΔEVE); Credit Risk: Monthly follow-up with the DCIR, Recovery of Credits and Guarantees, and Lending, for the assessment of the evolution of the main loan portfolios, and levels of delinquency (individuals, companies, and their respective segments, modality and sector of the economy). The sufficiencies of provision (see the specific ALL topic), concentration levels and approaches for recovery of credit were also discussed, with emphasis on the Expectations of Future Losses in Mass-market portfolios and movement of the Corporate Debt ratings.
Regulating Authorities (Regulatory issues and compliance)	
Demands and expectations	Questions of the Bacen: Monitoring in the elaboration of responses and in the progress toward meeting the demands and solution of recommendations and expectations of the Direct Supervision Department (Desup) and of the Conduct Supervision Department (Decon) regarding the compliance with the rules and specific requirements related to models, conduct, suitability and vulnerable people, customer relationship, prevention of money laundering and funding of terrorism.
Relationship with regulating authorities	Compliance: Analysis of the effectiveness of the DCCE and other structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business; Reports submitted to the regulatory authorities: The COAUD discussed the main elements of the ICAAP Reports and Effectiveness (Circular No. 3,978), forwarded to the Bacen, and discussed the need to maintain continuous focus on the quality and reliability of the regulatory reports.
Prevention of Money Laundering and Terrorism Financing	Prevention of Money Laundering and Terrorism Financing: Continuous monitoring regarding the improvement in the management of the AML/TF (Anti-Money Laundering and Terrorism Financing) process, based on the results of the regular inspections of the internal and external entities, in the best management practices (methodologies, tools, and people), allowing Corporate Security to work with a centralized view on analysis and clearance in movements of greater risk occurring in business transactions and the checking accounts.

Information Technology	
Security and Controls in key processes	Implementations of security procedures in accessing information: Bradesco and Bradesco Seguros – Meetings with the Board of Directors, Management departments involved in the "Process of Access Management" and with KPMG to monitor the effectiveness of implementations of security procedures in accessing information (sensitive or not), as well as in the forwarding of departmental systems for the process of automation, within the cost vs. benefit premise and mitigation of the operational and image risks; Application controls and general information technology: Change management, security (logical and physical), computational operation and recording, analysis and resolution of incidents and problems; Cyber Security: Continuous monitoring of security measures, mitigating the associated risks.
Development of systems – General Accounting and Controllership	Development of systems for the General Accounting and Controllership: The COAUD has monitored and accompanied the impact on the environment of risk and control resulting from the development of systems that will enhance the process of preparation of Financial Statements, centered on the database, speeding up the time for processing and reducing the volume of manual adjustments, both for Banco Bradesco and for the Consolidated. The Committee received regular updates on the progress in the program, which are fundamental to assess the adequacy of these processes and the benefits associated, such as the agility, timeliness and reliability of the Financial Statements. In addition, the COAUD requested that the Independent Audit and Internal Audit should include the execution of specific reviews directed in carrying out its work, covering the work plan and management of the changes.
Emerging issues and future challenges with relevant potential impact	
IFRS 9 – Accounting for financial instruments: operational, financial and tax aspects	Full implementation of IFRS 9 – Accounting of financial instruments and tax treatment: The Committee is monitoring the draft implementation, as of January 1, 2025, of the requirements of CMN Resolution No. 4,966 of November 25, 2021, which, among other things, repealed CMN Resolution No. 2,682 of 1999, and it established new criteria for the Allowance for Loan Losses – ALL, in accordance with IFRS 9 – Financial Instruments promulgated by the International Accounting Standards Board – IASB. It should be noted that IFRS 9 has been fully adopted since January 2018 for the preparation of the Consolidated Financial Statements. However, Bacen's requirement requires adaptations, adjustments and development of specific tools and models at the individual level for all institutions subject to the supervision of that body. In essence, IFRS 9 requires allowance for loan losses based on the expected loss model, while extending the scope of loan instruments subject to the constitution of provision. We recall that, pursuant to Resolution No. 2,682 of 1999, only loan operations, instruments with loan characteristics, leasing and guarantees provided are subject to the constitution of provision. As of 2025, as set out in Resolution No. 4,966 of 2021, all financial assets,

	including securities, guarantees provided, loan commitments and unacknowledged exposures in off-balance sheet accounts, should form the basis for the allowance for expected losses. Additionally, the provision becomes prospective, constituted on the basis of the expected credit risk, measured according to the probability of delinquency and the expectation of recovery of the instrument, taking into account the present economic conditions and future forecasts that may affect the credit risk of the instruments as well as the value of guarantees and sureties linked to the operation. The potential individual impact of the implementation of Resolution No. 4,966, of 2021, will depend on several factors, such as the quality of the loan portfolio, systems and models for capturing credit risk, the behavior of the economy, and segments in which the institution operates, the volume of operations currently not considered for ALL constitution purposes and the current level of provision maintained by the institution. In the tax field, Provisional Measure No. 1,128 of 2022 was published, still under examination in the Chamber of Deputies and in the Federal Senate, changing the rules for financial institutions to deduct losses from loan operations, also from 2025, in line with the provisioning requirements established by the aforementioned Resolution Mo. 4,966 of 2021, enabling the maintenance of the tax treatment (deductibility and possible tax credits) from the expenses arising from the application of the new model.
GBS – IFRS 17 – Accounting for insurance contracts	Implementation of IFRS 17 – Accounting for insurance contracts: The Committee is monitoring the project in development in Grupo Bradesco Seguros – GBS focused on the adoption of the requirements set out in IFRS 17, compulsory from January 1, 2023, for purposes of preparing Consolidated Financial Statements, as required by the Bacen, the CVM and the SEC (even though SUSEP and ANS do not establish the obligation for domestic purposes). The focus of the COAUD has been the transition and the potential strategic implications, taking into account the requirements of the new accounting model for the calculation of the liabilities and for the registration of revenue, whose international experience indicates they are more extensive and culminate with strategic impacts on the insurance business. The Management of GBS regularly presented details about the process in progress, including the transition program, and indicated potential impacts – generic and qualitative, without conditions still to detail quantitatively – on the Financial Statements. These discussions were complemented by discussions with the Independent Auditor and also involved questions of interpretation in the application of the requirements of IFRS 17 for contracts issued by GBS, identification of key areas, work assumptions, design of models, investment in technology and data infrastructure to facilitate this implementation. The Committee will continue to discuss and monitor with GBS, and in periodic meetings with the Independent Auditor and the Internal Audit, the proper applicability of the IFRS 17 to the insurance business of GBS and the impact of the IFRS 17 on the Financial Statements, as well as monitor the evolution of the segment disclosures in the Consolidated Financial Statements (in particular as

	regards transparency and communication to investors), from the transition to the full implementation of said pronouncement.
Grupo Bradesco Seguros – Liabilities in IGPM	Mismatch of assets and liabilities in Bradesco Seguros: GBS permanently studies and evaluates the alternatives for the best option for managing liabilities associated with IGPM and, in addition, with contracts that come with a clause allowing new contributions by unilateral decision of the beneficiaries, which can raise the mismatch that exists today.
ESG and climate risk	The COAUD has permanently monitored and assessed the efforts of the Management to incorporate and improve ESG reports, and particularly issues of climate risks, taking into account that the regulatory authorities of Brazil and the USA continue giving special attention to the topic. The COAUD discussed in particular the alignment of Bradesco Organization's strategy in the hiring of loan operations and in the integrated risk management, particularly after the publication by Bacen of CMN Resolution No. 4,943, which included requirements applicable to the management of the social risk, environmental risk and climate risk in the risk and capital management structure, and CMN Resolution No. 4,945, with improvements to the Social, Environmental and Climate Responsibility Policy (PRSAC) and innovating in the requirement to disclose information to the general public, effective as of July 2022 – on December 22, 2021, the CVM Resolution No. 59 was also published, introducing substantial innovations by requiring information to be provided regarding environmental, social and corporate governance aspects. Despite not having identified impacts of climate issues on the Financial Statements of the Bradesco Organization, the COAUD has evaluated with the competent areas the progress of the processes necessary to meet such regulatory demands. The discussions throughout the year involved the Credit area, Bradesco Asset Management (BRAM), the DCIR, those responsible for managing the sustainability strategy, the Controllership, and the newly created Sustainability Department, the corporate responsibility for the coordination of ESG issues – Environmental, Social and Governance.

5. CONCLUSION

The activities carried out in the scope of risk management, compliance, and evaluation of the system of corporate internal controls are properly routed, considering the size and complexity of the Bradesco Organization. The COAUD registers as positive the efforts that have been developed to guarantee the efficiency of the operations, of information that generates the Financial and Accounting Reports, as well as the observance to internal and external standards to which the transactions are subject.

In relation to the demands of the Central Bank of Brazil, the COAUD follows up and monitors the meeting of the demands presented by the Conduct Supervision Department (Decon) and by the Direct Supervision Department (Desup) relating to compliance with the rules and specific requirements related to models, conduct, suitability and vulnerable people, customer relationship, prevention of money laundering and terrorism financing (AML/TF).

The COAUD highlights the continuous improvement in the efforts of the Board of Executive Officers to meet in a timely manner, with the required quality, the relevant requirements of Bacen, the commitment of Senior Management to lead the necessary processes, sponsoring and supporting actions aimed to fully overcome the

issues and recommendations, and the adoption of operational procedures and accounting practices in line with the internal policy and business ethics of the Bradesco Organization.

The Audit Committee, together with the Board of Executive Officers, reviewed the audited Financial Statements of the Bradesco Organization, for the first half of 2022 and discussed with KPMG the Key Audit Matters (PAAs) and the recommendations for improving the system of internal controls, including risk management, governance and information technology, as well as monitored the execution of the works in accordance with the plan presented at the beginning of the year, evaluating the professional qualification and independence of the external auditors.

In relation to the main items reported in the Financial Statements, the COAUD, after the analysis and scrutiny of the reports presented by the technical area, agreed with the conclusion of the Board of Executive Officers that:

(i) the allowance for losses on loan operations is adequate in relation to the current economic situation and the uncertainties inherent in the present environment;

(ii) the forecasts, studies and expectations of the execution of goodwill and tax credits, based on assumptions and estimates of future profitability, support the recoverability of such assets;

(iii) the evaluation of financial instruments considered adequately the events that culminated in review or new significant judgments, considering the economic environment and the characteristic of such assets, and COAUD considered the accounting treatment satisfactory in relation to various issues regarding the classification in the portfolios of Trading and Banking, to the recognition of revenue or loss, and in relation to the presentation;

(iv) for the provisions and contingencies, the COAUD checked the integrity of the databases and reviewed the criteria and assumptions adopted for the constitution of tax, civil and labor provisions, as well as the information available, to classify obligations as “probable” and what could be estimated safely, agreeing on the amount of provision constituted and that the level of disclosures in the Explanatory Notes provide appropriate information to investors about the contingent liabilities;

(v) regarding Grupo Bradesco Seguros, we confirm that the Technical Provisions are adherent to the Technical Notes of SUSEP and ANS; the Supplementary Technical Provisions related to the mismatch of assets and liabilities in the IGPM and for the effects arising from the COVID-19 pandemic were constituted on reasonable and consistent bases and criteria, and in the appropriate amounts; the guarantor assets linked to the Technical Reserves (TVM and Other Assets) were assessed correctly, based on technically recommended procedures and required by the regulating authorities.

The COAUD accompanies the ongoing studies related to alternatives for the management of liabilities pegged to the IGPM and monitors the project in development for the implementation of the IFRS 17 – Accounting for Insurance Contracts, whose adoption is required for the preparation of the Consolidated Financial Statements from January 1, 2023, and of the IFRS 9 – Accounting for Financial Instruments, focusing on the transition and on strategic implications.

Given the present macroeconomic environment, the COAUD focused on the Organization’s ability to maintain strong internal controls in the context of the challenges arising.

Taking into account the negotiations with the Board of Executive Officers and KPMG and considering the underlying processes used to prepare the financial reports, the COAUD believes that the Financial Statements for the first half of 2022, are presented, in all relevant aspects, in a balanced and understandable manner, providing to shareholders the information necessary for the assessment of the financial position and performance of the Bradesco Organization, as well as the relevant aspects of its business model, strategy and risks, and recommends to the Board of Directors the approval of the aforementioned Financial Statements.

6. PRIORITIES OF THE COAUD FOR THE SECOND HALF OF 2022

The macroeconomic environment in Brazil presents important challenges, mainly due to the increase of inflation, concerns with maintaining the fiscal balance, and the rise in the basic interest rate by Bacen, which undertook a more restrictive monetary policy to contain the advance of prices in general. Despite GDP growth in the first half of 2022, these factors are linked to the deterioration of the external environment, the Brazilian *Real* continued to present a significant devaluation in relation to major foreign currencies, and the investors' perception of risk in relation to emerging markets increased.

In addition to the material themes related to the object of monitoring (highlighted in chapter 5 of this Report), the COAUD will continue to monitor the impacts of the changes in the economic environment, particularly in the processes needed for compliance with the requirements of the IFRS-9 for the calculation of the expected loss for the Consolidated Financial Statements, the implementation of the large-scale regulatory changes, such as ESG-related changes, and in particular Bacen demands concerning the climate risk, the full adoption of IFRS-9 for all financial instruments and the tax and regulatory capital treatment, the requirements for full implementation of the IFRS-17 – Insurance Contracts and the development of alternatives focused on the balance of the performance of Grupo Bradesco Seguros (GBS).

In this context, the COAUD will continue to focus on the impacts on the results (performance) of the Bradesco Organization, in the environment of internal risks and controls and in the models used for the analysis and calculation of the allowance for losses on loan operations and for the evaluation of assets and liabilities. The Committee will discuss carefully the main judgments and assumptions regarding future economic scenarios, the reasonableness of the weightings and judgments, and the impact on the Financial Statements and related disclosures.

Among the specific actions, the COAUD will continue to (i) enhance the communication with the audit committees of the subsidiaries to ensure that there is an effective sharing of knowledge, concerns and respective solutions; (ii) monitor the execution of the Annual Plan of the Internal Audit and of the work plan of the Independent Audit, for the consideration of the adjustments required due to the evolution of the effects of the pandemic, including the risks directly associated with the event, and the management of these risks; (iii) seek appropriate coordination with other committees of the Board of Directors, especially the committee supervising risk, regulations and compliance; (iv) ensure the effectiveness of the Committee, taking into account any areas of continuous improvement and allowing enough time for a quality discussion on the main topics and issues identified by the Independent Audit and Internal Audit.

In addition, the COAUD will focus its efforts to understand the impacts of new business models and competitors (Fintechs), digital transformation in the Brazilian banking system (PIX, Open Banking) and digital technological developments (usage of the Cloud and new channels), especially in the aspects of meeting the demands of the market (aligned to the Customer-centric strategy) and of the Central Bank of Brazil on the issues of conduct (Customer Service, vulnerable Clients, and Prevention of Money Laundering and Terrorism Financing), and focus on empowerment of the staff members, in particular those involved with the areas of control, risks and internal audit, in order to protect these activities and ensure their effectiveness.

Finally, considering the growing expectations related to ESG with clear signs of acceleration for the establishment of standardized requirements of disclosure to be driven by the market (SEC's ESG and Climate task force and the creation in November 2021 of the International Sustainability Standards Board – ISSB announced during the COP-26 in Glasgow), imposed by the regulators (CMN Resolutions No. 4,943, 4,944, and 4,945, dated 2021, dealing with social, environmental and climate risk management, and CVM Resolution No. 59, about the same topic) or under discussion by these (SUSEP published the Public Consultation No. 44, of 2021, with a draft of the Circular setting requirements for the provision of products and measurement of the performance of activities and operations, with a deadline for comments by March 2022), the requirements related to risk management and notices to the general public related to ESG will evolve and increase rapidly.

In view of the current information, COAUD remains attentive to the possible impacts of ESG issues on the Financial Statements and risk environment. However, considering the particular interest of the regulators and investors, it will be fundamental to the Committee to understand the quality of data, internal controls, processes, governance and disclosure in the Financial Statements, as well as the role of the Independent Audit and Internal Audit. In this context, we will continue to monitor the scenario of ESG reports and assess the implications to the Organization, including the communication with stakeholders.

Cidade de Deus, Osasco, SP, August 4, 2022.

ALEXANDRE DA SILVA GLÜHER
(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES
(Financial Specialist)

PAULO RICARDO SATYRO BIANCHINI
(Member)

JOSÉ LUIS ELIAS
(Member)

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A., referring to the first half of 2022, and, in view of (i) the meetings held with the KPMG Auditores Independentes and their reports; (ii) the meeting held with the Audit Committee and its report; and (iii) the periodic meetings held with management areas and administrators, issue the opinion that the aforementioned documents adequately reflect the equity and financial position of the Company.

Cidade de Deus, Osasco, SP, August 4, 2022

José Maria Soares Nunes

Domingos Aparecido Maia

Joaquim Caxias Romão

Ivanyra Maura de Medeiros Correia

Ava Cohn

For further information, please contact:

Leandro Miranda

Executive Director and Investor Relations Officer

Carlos Wagner Firetti

Department Officers and Market Relations Director

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor

Osasco-SP

Brazil

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bradesco

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